1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 30, 2010

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                     No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable        )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2010/04/30

Chunghwa Telecom Co., Ltd.

By:	/S/ SHU YEH
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1	Press Release to Report Operating Results for the first quarter of 2010

2	Financial Statements for the Three Months Ended March 31, 2010 and 2009 and Independent Accountants’ Review Report (Stand Alone)

3	Consolidated Financial Statements for the Three Months Ended March 31, 2010 and 2009 and Independent Accountants’ Review Report

4	GAAP Reconciliations of Consolidated Financial Statements for the Three Months Ended March 31, 2009 and 2010

Exhibit 99.1

Chunghwa Telecom Reports Operating Results for the First Quarter of 2010

Taipei, Taiwan, R.O.C. April 30, 2010 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported its operating results for the first quarter of 2010. All figures were presented on a consolidated basis and prepared in accordance with generally accepted accounting principles in the Republic of China (“ROC GAAP”).

(Comparisons, unless otherwise stated, are to the prior year period)

Financial Highlights for the First Quarter of 2010:

•	Total consolidated revenue increased by 1.0% to NT$49.6 billion

•	Mobile communications business revenue increased by 2.1% to NT$22.2 billion

•	Internet business revenue increased by 2.0% to NT$5.9 billion

•	Domestic fixed communications business revenue decreased by 2.8% to NT$17.2 billion; Broadband access revenue increased by 1.1% to NT$5.1 billion

•	International fixed communications business revenue increased by 9.3% to NT$4.0 billion

•	Total operating costs and expenses decreased by 0.7% to NT$34.7 billion

•	Net income totaled NT$12.1 billion, representing an increase of 11.8%

•	Basic earnings per share (EPS) increased by 11.8% to NT$1.24

Revenue

Chunghwa’s total consolidated revenue for the first quarter of 2010 increased by 1.0% year-over-year to NT$49.6 billion, of which 44.8% was from the mobile business, 11.8% was from the internet business, 34.7% was from the domestic fixed business, 8.0% was from the international fixed business and the remainder was from the other business segment. The primary reasons for the year-over-year increase were the economic recovery and the company’s marketing efforts.

For the mobile business, total revenue for the first quarter of 2010 amounted to NT$22.2 billion, representing an increase of 2.1% year-over-year. The increase was mainly due to the growth of mobile data revenue and increased handset and data card sales, which were the result of the Company’s successful promotion of smartphones and increased user demand for mobile internet services. In addition, the overall economic recovery also supported handset sales and the mobile data revenue.

1

Chunghwa’s internet business revenue increased by 2.0% year-over-year to NT$5.9 billion in the first quarter of 2010, mainly attributable to HiNet and internet value-added service revenue. The HiNet revenue growth was driven by the increase in broadband subscribers and the migration of ADSL subscribers to fiber solutions. Internet value-added service revenue increased by 9.3% year over year, mostly attributable to the growth of land administrative sales and on-line music and advertisement service revenues.

For the first quarter of 2010, domestic fixed revenue totaled NT$17.2 billion, representing a decrease of 2.8% year-over-year. Of this, local revenue decreased by 2.5% to NT$7.9 billion and domestic long-distance (DLD) revenue decreased by 10.6% to NT$1.7 billion on a year-over-year basis. The decrease of local and DLD revenue was mainly due to mobile and VOIP substitution. Broadband access revenues, including ADSL and FTTx, increased by 1.1% to NT$5.1 billion year-over-year. ADSL access revenue decreased as more ADSL subscribers migrated to fiber solutions, and this decrease was fully offset by the FTTx revenue growth. Chunghwa believes that this migration will continue as customers continue to demand increased bandwidth, and that broadband revenue will increase over time accordingly.

International fixed line revenue for the first quarter of 2010 increased by 9.3% to NT$4.0 billion, which was mainly due to the growth of ILD and leased-line revenue. ILD revenue growth was driven by economic recovery while leased-line revenue growth was due to the expansion of overseas data wholesale and increased sales to multinational corporations.

Finally, other revenue increased by 35.5% to NT$0.4 billion in the first quarter of 2010 compared to the same period of 2009.

Costs and expenses

Total operating costs and expenses for the first quarter of 2010 were NT$34.7 billion, a decrease of 0.7% year-over-year, mainly due to decreased depreciation expenses.

Income Tax

Income tax expense for the first quarter of 2010 were NT$3.0 billion, representing a decrease of 10.9% compared to NT$3.3 billion for the same period of 2009. This decrease was mainly due to the reduced income tax expense resulting from the income tax rate adjustment.

EBITDA and Net Income

EBITDA and operating profit for the first quarter of 2010 increased by 0.9% to NT$23.6 billion and by 5.3% to NT$14.9 billion, respectively, primarily due to the revenue growth in the first quarter of 2010. The Company’s EBITDA margin and operating profit margin for the first quarter of 2010 were 47.5% and 30.0%, respectively, compared to 47.6% and 28.8%, respectively, for the same period of 2009.

2

Net income for the first quarter of 2010 increased by 11.8% year-over-year to NT$12.1 billion, primarily because of the revenue growth and the decreased income tax rate.

Capital Expenditures (“Capex”)

Total capex for the first quarter of 2010 amounted to NT$4.2 billion, representing a decrease of 11.4% year-over-year, primarily because the slight delay of capex budget execution. Of the NT$4.2 billion in capex, 66.8% was used for the domestic fixed communications business, 17.8% was for the mobile communications business, 4.6% was for the internet business, 9.2% was for the international fixed communications business and the remainder was for other uses.

Cash Flow

Cash flow from operating activities for the first quarter of 2010 decreased by 2.2% to NT$15.7 billion compared to the same period of 2009. This was primarily due to the increase in other monetary assets.

As of March 31, 2010, the Company’s cash and cash equivalents totaled NT$79.2 billion, an increase of 14.5% year-over-year, primarily due to the smaller capital reduction distribution amount in February of 2010 compared to that in March of 2009.

Businesses Performance Highlights:

Broadband/ HiNet Business

•

Total broadband subscribers were 4.3 million as of March 31, 2010. Chunghwa continued its effort to migrate ADSL subscribers to FTTx solutions. By the end of the first quarter of 2010, there were 1.74 million FTTx subscribers, accounting for 40.4% of Chunghwa’s total broadband subscriber base. By the end of the first quarter 2010, the number of ADSL and FTTx subscribers with a service speed greater than 8 Mbps reached 2.1 million, representing 48.8% of total broadband subscribers, compared to 39.0% at the end of the first quarter of 2009.

•	HiNet subscribers totaled 4.07 million at the end of the first quarter of 2010, growth of 6,545 compared to the end of 2009.

Mobile Business

•	As of March 31, 2010, Chunghwa had 9.4 million mobile subscribers, an increase of 4.2% compared to 8.98 million at the end of the first quarter of 2009.

•	Chunghwa had 4.9 million 3G subscribers at the end of March 2010, accounting for 52.7% of its total subscriber base.

•	Mobile VAS revenue for the first quarter of 2010 was up 23.9% year-over-year to NT$2.5 billion; SMS revenue was up 5.3% year-over-year and mobile internet revenue was up 73.9% year-over-year.

3

Domestic/International Fixed-line Businesses

•	As of the end of the first quarter of 2010, the Company maintained its leading fixed-line market position, with fixed-line subscribers totaling 12.4 million.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at www.cht.com.tw/ir/filedownload.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this press release contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled “Risk Factors” in Chunghwa’s annual reports on Form F-20 filed with the SEC.

The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

Contact:	Fu-fu Shen

Phone:	+886 2 2344 5488

Email:	chtir@cht.com.tw

4

Exhibit 99.2

Chunghwa Telecom Co., Ltd. Financial Statements for the Three Months Ended March 31, 2010 and 2009 and Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of March 31, 2010 and 2009, and the related statements of income and cash flows for the three months then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with the Statement of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

As discussed in Note 12 to the financial statements, we did not review all financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity method investees were NT$9,022,021 thousand and NT$7,439,250 thousand as of March 31, 2010 and 2009, respectively, and the equity in earnings (losses) of these equity method investees were NT$136,174 thousand and NT$(2,877) thousand for the three months ended March 31, 2010 and 2009, respectively.

Based on our reviews, except for the effects of such adjustments, if any, as might have been determined to be necessary had we reviewed financial statements of certain subsidiaries and equity method investees referred to in the preceding paragraph, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the financial statements, the Company early adopted the new Statements of Financial Accounting Standards No. 41, “Operating Segments” (“SFAS No. 41”) beginning from September 1, 2009.

We have also reviewed the consolidated financial statements of the Company and its subsidiaries as of and for the three months ended March 31, 2010 and 2009, and have issued a reserve review report.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

April 22, 2010

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

MARCH 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$75,244,129	17	$64,381,376	15
Financial assets at fair value through profit or loss (Notes 2 and 5)	6,841	—	8,865	—
Available-for-sale financial assets (Notes 2 and 6)	7,902,927	2	17,939,244	4
Held-to-maturity financial assets (Notes 2 and 7)	1,600,885	1	515,487	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,726,916 thousand in 2010 and $2,938,468 thousand in 2009 (Notes 2 and 8)	9,983,020	2	10,178,679	2
Receivables from related parties (Note 23)	416,889	—	305,236	—
Other monetary assets (Note 9)	2,751,736	1	2,102,708	1
Inventories, net (Notes 2, 3 and 10)	710,718	—	816,103	—
Deferred income tax assets (Notes 2 and 20)	54,638	—	52,718	—
Other current assets (Note 11)	5,552,563	1	5,852,575	1

Total current assets	104,224,346	24	102,152,991	23

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	10,352,973	2	8,769,953	2
Financial assets carried at cost (Notes 2 and 13)	2,226,048	1	2,521,907	—
Held-to-maturity financial assets (Notes 2 and 7)	6,123,566	1	3,926,522	1
Other monetary assets (Notes 14 and 24)	1,000,000	—	1,000,000	—

Total long-term investments	19,702,587	4	16,218,382	3

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 23)
Cost
Land	101,269,357	23	101,259,941	23
Land improvements	1,535,066	—	1,496,379	—
Buildings	62,646,557	14	62,647,458	14
Computer equipment	15,467,600	4	15,750,110	4
Telecommunications equipment	656,619,453	149	650,599,936	146
Transportation equipment	1,969,062	—	2,292,026	—
Miscellaneous equipment	6,989,078	2	7,217,760	2

Total cost	846,496,173	192	841,263,610	189
Revaluation increment on land	5,800,909	1	5,810,650	1

	852,297,082	193	847,074,260	190
Less: Accumulated depreciation	560,985,343	127	546,625,885	123

	291,311,739	66	300,448,375	67
Construction in progress and advances related to acquisitions of equipment	13,913,785	3	15,642,868	4

Property, plant and equipment, net	305,225,524	69	316,091,243	71

INTANGIBLE ASSETS (Note 2)
3G concession	6,550,327	2	7,298,936	2
Other	371,953	—	389,601	—

Total intangible assets	6,922,280	2	7,688,537	2

OTHER ASSETS
Idle assets (Note 2)	925,982	—	926,858	—
Refundable deposits	1,567,448	—	1,179,096	—
Deferred income tax assets (Notes 2 and 20)	400,150	—	1,490,762	1
Other (Notes 23 and 24)	2,565,570	1	860,079	—

Total other assets	5,459,150	1	4,456,795	1

TOTAL	$441,533,887	100	$446,607,948	100

	2010		2009
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$—	—	$104,743	—
Trade notes and accounts payable	5,120,399	1	6,578,112	2
Payables to related parties (Note 23)	1,985,304	1	1,322,641	—
Income tax payable (Notes 2 and 20)	7,044,152	2	8,622,121	2
Accrued expenses (Note 16)	13,693,200	3	12,651,958	3
Other current liabilities (Notes 2, 17 and 25)	15,176,827	3	14,570,711	3

Total current liabilities	43,019,882	10	43,850,286	10

DEFERRED INCOME (Note 2)	2,508,776	—	2,103,085	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 22)	1,222,842	—	5,173,685	1
Customers’ deposits	5,841,887	1	6,028,691	2
Deferred credit - profit on intercompany transactions (Note 23)	1,485,916	1	1,485,916	—
Other	219,912	—	366,998	—

Total other liabilities	8,770,557	2	13,055,290	3

Total liabilities	54,394,201	12	59,103,647	13

STOCKHOLDERS’ EQUITY (Notes 2, 6, 15 and 18)
Common stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 9,696,808 thousand shares	96,968,082	22	96,968,082	22

Preferred stock -$10 par value	—	—	—	—

Additional paid-in capital
Capital surplus	169,496,289	39	179,193,581	40
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	3,252	—	3	—

Total additional paid-in capital	169,512,711	39	179,206,754	40

Retained earnings:
Legal reserve	56,987,241	13	52,859,566	12
Special reserve	2,675,894	—	2,675,894	—
Unappropriated earnings	55,810,363	13	52,061,466	12

Total retained earnings	115,473,498	26	107,596,926	24

Other adjustments
Cumulative translation adjustments	(8,946)	—	22,571	—
Unrecognized net loss of pension	(44,105)	—	(4)	—
Unrealized loss on financial instruments	(565,000)	—	(2,103,215)	—
Unrealized revaluation increment	5,803,446	1	5,813,187	1

Total other adjustments	5,185,395	1	3,732,539	1

Total stockholders’ equity	387,139,686	88	387,504,301	87

TOTAL	$441,533,887	100	$446,607,948	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 22, 2010)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

THREE MONTHS ENDED MARCH 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%

NET REVENUES (Note 23)	$45,517,837	100	$45,208,245	100

OPERATING COSTS (Note 23)	23,631,415	52	23,761,295	53

GROSS PROFIT	21,886,422	48	21,446,950	47

OPERATING EXPENSES (Note 23)
Marketing	5,791,371	13	6,088,237	13
General and administrative	817,002	2	831,483	2
Research and development	745,458	1	755,363	2

Total operating expenses	7,353,831	16	7,675,083	17

INCOME FROM OPERATIONS	14,532,591	32	13,771,867	30

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity investees, net	215,163	1	75,456	—
Interest income	80,495	—	209,571	1
Foreign exchange gain, net	56,192	—	210,804	1
Gain on disposal of financial instruments, net	55,632	—	—	—
Valuation gain on financial instruments, net	164	—	24,321	—
Other	41,290	—	186,740	—

Total non-operating income and gains	448,936	1	706,892	2

NON-OPERATING EXPENSES AND LOSSES
Loss on disposal of property, plant and equipment	11,174	—	2,856	—
Interest expenses	6,692	—	2,770	—
Loss on disposal of financial instruments, net	—	—	274,539	1
Impairment loss on assets	—	—	85,349	—
Other	7,768	—	89,788	—

Total non-operating expenses and losses	25,634	—	455,302	1

INCOME BEFORE INCOME TAX	14,955,893	33	14,023,457	31

INCOME TAX EXPENSES (Notes 2 and 20)	2,895,492	7	3,236,068	7

NET INCOME	$12,060,401	26	$10,787,389	24

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

THREE MONTHS ENDED MARCH 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2010		2009
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (Note 21)
Basic earnings per share	$1.54	$1.24	$1.45	$1.11

Diluted earnings per share	$1.54	$1.24	$1.44	$1.11

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 22, 2010)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$12,060,401	$10,787,389
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	113,459	131,026
Depreciation and amortization	8,589,578	9,159,791
Amortization of premium of financial assets	8,114	4,142
Valuation gain on financial instruments, net	(164)	(24,321)
Loss (gain) on disposal of financial instruments, net	(55,632)	274,539
Impairment loss on assets	—	85,349
Valuation loss on inventories	43,939	13,296
Loss on disposal of property, plant and equipment, net	11,174	2,856
Equity in earnings of equity method investees, net	(215,163)	(75,456)
Deferred income taxes	4,335	8,416
Changes in operating assets and liabilities:
Financial assets held for trading	9,850	242,768
Trade notes and accounts receivable	973,579	(115,880)
Receivables from related parties	(33,671)	37,780
Other current monetary assets	(984,520)	53,805
Inventories	431,865	247,666
Other current assets	(2,506,685)	(1,669,918)
Trade notes and accounts payable	(2,355,561)	(2,855,833)
Payables to related parties	150,360	(869,469)
Income tax payable	2,886,166	3,188,491
Accrued expenses	(2,806,860)	(3,028,644)
Other current liabilities	273,388	(112,033)
Deferred income	25,012	30,790
Accrued pension liabilities	14,885	9,297

Net cash provided by operating activities	16,637,849	15,525,847

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(1,600,000)	(5,000,000)
Proceeds from disposal of available-for-sale financial assets	10,328,079	1,093,285
Acquisition of held-to-maturity financial assets	(2,703,308)	(883,860)
Proceeds from disposal of held-to maturity financial assets	—	251,246
Acquisition of investments accounted for using equity method	—	(11,151)
Acquisition of property, plant and equipment	(4,124,333)	(4,454,875)
Proceeds from disposal of property, plant and equipment	11,290	—
Increase in intangible assets	(12,242)	(36,651)
Increase in other assets	(1,898,633)	(12,431)

Net cash provided by (used in) investing activities	853	(9,054,437)

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2010	2009

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in customers’ deposits	$(85,942)	$(52,993)
Decrease in other liabilities	(5,202)	(59,390)
Capital reduction	(9,696,808)	(19,115,554)

Net cash used in financing activities	(9,787,952)	(19,227,937)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,850,750	(12,756,527)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	68,393,379	77,137,903

CASH AND CASH EQUIVALENTS, END OF PERIOD	$75,244,129	$64,381,376

SUPPLEMENTAL INFORMATION
Interest paid	$14	$17

Income tax paid	$4,991	$39,161

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$3,041,400	$3,622,330
Payables to suppliers	1,082,933	832,545

	$4,124,333	$4,454,875

The acquisition of InfoExplorer Co., Ltd. (“IFE”) was made on January 20, 2009. The following table presents the allocation of acquisition costs of IFE to assets acquired and liabilities assumed based on their fair values on the basis of the final data on May 7, 2009:

Cash and cash equivalents	$457,990
Receivables	13,479
Other current assets	14,792
Property, plant, and equipment	40,221
Identifiable intangible assets	53,001
Refundable deposits	2,468
Other assets	2,338
Payables	(83,319)
Income tax payable	(246)
Other current liabilities	(153)

Total	500,571
Percentage of ownership	49.07%

245,630
Goodwill	37,870

Acquisition costs of acquired subsidiary (cash prepaid for long-term investments in December 2008)	$283,500

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 22, 2010)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (“GSM”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 12, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

As of March 31, 2010 and 2009, the Company had 24,619 and 24,530 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make certain estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, remuneration to board of directors and supervisors, pension plans and income tax which are inherently uncertain. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from balance sheet date. Current liabilities are obligations expected to be settled within one year from balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchases or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. Incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract are recognized in marketing expenses as incurred.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Investments Accounted for Using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa exercises significant influence over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured such as non-publicly traded stocks are measured at their original cost. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 6 to 10 years; telecommunications equipment - 6 to 15 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 3 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software and patents.

The 3G Concession is valid through December 31, 2018. The 3G Concession is amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 3-20 years.

The Company adopted Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains (losses) and curtailment or settlement gains (losses).

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans. Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from the Chunghwa’s early retirement programs. Curtailment/settlement gains or losses are equal to the changes of underfunded status plus the a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

The carrying amount of accrued pension liability should be the sum of the following amounts: (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets. If the amount determined by above calculation is negative, it is viewed as prepaid pension cost. The prepaid pension cost is measured at the lower of: (a) the amount determined above, and (b) the sum of the following amounts: (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at period-end; stockholders’ equity - historical rates, income and expenses - average rates during the period. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

A hedging relationship qualifies for hedge accounting only if, all of the following conditions are met: (a) at the inception of the hedge, there is formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge; (b) the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk, consistently with the risk management strategy documented for that particular hedging relationship; (c) the effectiveness of the hedge can be reliably measured; (d) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in earnings.

The hedging items that do not meet the criteria for hedge accounting were classified as financial assets or financial liabilities at fair value through profit or loss.

3.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company early adopted the Statement of Financial Accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009. This Statement supersedes the Statement of Financial accounting Standards No. 20 “Segment Reporting”. For comparative purpose, the segment information for the three months ended March 31, 2009 was presented in accordance with SFAS No. 41.

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories,” (“SFAS No. 10”) beginning from January 1, 2009, which requires inventories to be stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. The inventory-related incomes and expenses shall be classified in operating cost.

4.	CASH AND CASH EQUIVALENTS

	March 31
	2010	2009
Cash
Cash on hand	$84,653	$92,652
Bank deposits	3,992,315	8,962,810
Negotiable certificate of deposit, annual yield rate - ranging from 0.32%-0.38% and 0.19%-2.45% for 2010 and 2009, respectively	60,400,000	41,650,000

	64,476,968	50,705,462
Cash equivalents
Commercial paper, annual yield rate - ranging from 0.19%-0.25% and 0.16%-0.27% for 2010 and 2009, respectively	10,767,161	13,675,914

	$75,244,129	$64,381,376

As of March 31, 2010 and 2009, foreign deposits in bank were as following:

	March 31
	2010	2009

United States of America - New York (US$ 1,103 thousand and US$712 thousand for 2010 and 2009, respectively)	$35,097	$24,155
Hong Kong (US$15,763 thousand, EUR1 thousand, and GBP2 thousand)	—	534,751

	$35,097	$558,906

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2010	2009
Derivatives - financial assets
Currency swap contracts	$6,841	$—
Forward exchange contracts	—	8,865

	$6,841	$8,865

Derivatives - financial liabilities
Forward exchange contracts	$—	$104,743

Chunghwa entered into investment management agreements with well-known financial institutions (fund managers) to manage its investment portfolios in 2006. The investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. Chunghwa terminated the investment management agreements on March 2, 2009 and asked fund managers to dispose all the investment portfolios. The fund managers had disposed all investment portfolios before June 23, 2009 and returned the proceeds to Chunghwa.

Chunghwa entered into currency swap contracts, forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts and forward exchange contracts on March 31, 2010 and 2009 were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
March 31, 2010

Currency swap contracts	USD/NTD	2010.04		USD45,000/NTD1,437,553

March 31, 2009

Forward exchange contracts - sell	EUR/USD	2009.04	EUR	3,540
	GBP/USD	2009.04	GBP	3,680
	JPY/USD	2009.04	JPY	304,000
	USD/NTD	2009.04	USD	96,000
	USD/EUR	2009.04	USD	4,514
	USD/GBP	2009.04	USD	5,278
	USD/JPY	2009.04	USD	3,137

Net gain (losses) arising from financial assets and liabilities at fair value through profit or loss for the three months ended March 31, 2010 and 2009 were $10,014 thousand (including realized settlement gain of $9,850 thousand and valuation gain of $164 thousand) and $(19,435) thousand (including realized settlement loss of $15,145 thousand and valuation loss of $4,290 thousand), respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31
	2010	2009

Open-end mutual funds	$7,720,445	$17,748,321
Domestic listed stocks	142,717	—
Real estate investment trust fund	39,765	190,923

	$7,902,927	$17,939,244

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Three Months Ended March 31
	2010	2009

Balance, beginning of period	$(466,803)	$(2,255,905)
Recognized in stockholders’ equity	(144,937)	(60,078)
Transferred to profit or loss	45,782	227,894

Balance, end of period	$(565,958)	$(2,088,089)

As a result of the global economic and financial crisis, the Company determined that the impairment losses of available-for-sale financial assets was other-than-temporary in nature, and recorded impairment losses of $85,349 thousand for the three months ended March 31, 2009.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	March 31
	2010	2009
Corporate bonds, nominal interest rate ranging from 0.77%-4.75% and 0.89%-4.75% for 2010 and 2009, respectively; effective interest rate ranging from 0.45%-2.95% and 0.89-2.95% for 2010 and 2009, respectively	$7,226,450	$3,516,546
Bank debentures, nominal interest rate ranging from 1.87%-2.11% and 1.96%-2.80% for 2010 and 2009, respectively; effective interest rate ranging from 1.14%-2.90% and 2.33%-2.90% for 2010 and 2009, respectively	498,001	895,350
Collateralized loan obligation, nominal and effective interest rate was 2.175% for 2009	—	30,113

	7,724,451	4,442,009
Less: Current portion	1,600,885	515,487

	$6,123,566	$3,926,522

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Three Months Ended March 31
	2010	2009

Balance, beginning of period	$2,774,868	$2,992,143
Provision for doubtful accounts	108,726	127,351
Accounts receivable written off	(156,678)	(181,026)

Balance, end of period	$2,726,916	$2,938,468

9.	OTHER MONETARY ASSETS - CURRENT

	March 31
	2010	2009

Accrued custodial receipts from other carriers	$387,260	$449,917
Other receivables	2,364,476	1,652,791

	$2,751,736	$2,102,708

10.	INVENTORIES, NET

	March 31
	2010	2009

Merchandise	$366,222	$396,373
Work in process	344,496	419,730

	$710,718	$816,103

The operating costs related to inventories were $2,166,499 thousand (including the valuation loss on inventories of $43,939 thousand) and $1,500,349 thousand (including the valuation loss on inventories of $13,296 thousand) for the three months ended March 31, 2010 and 2009, respectively.

11.	OTHER CURRENT ASSETS

	March 31
	2010	2009

Prepaid expenses	$2,436,125	$2,482,558
Spare parts	1,965,942	2,301,188
Prepaid rents	879,874	875,458
Miscellaneous	270,622	193,371

	$5,552,563	$5,852,575

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2010		2009
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
Listed
Senao International Co., Ltd. (“SENAO”)	$1,418,947	29	$1,412,162	29

Non-listed
Light Era Development Co., Ltd. (“LED”)	2,915,201	100	2,966,151	100
Chunghwa Investment Co., Ltd. (“CHI”)	1,672,381	89	832,624	49
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	1,412,966	100	768,879	100
Chunghwa System Integration Co., Ltd. (“CHSI”)	712,951	100	747,188	100
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	484,630	40	574,203	40
CHIEF Telecom Inc. (“CHIEF”)	465,800	69	432,049	69
InfoExplorer Co., Ltd. (“IFE”)	265,337	49	280,152	49
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	261,677	30	96,647	33
Donghwa Telecom Co., Ltd. (“DHT”)	234,932	100	230,393	100
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	183,688	100	139,935	100
Skysoft Co., Ltd. (“SKYSOFT”)	89,938	30	86,594	30
Chunghwa Telecom Global, Inc. (“CHTG”)	69,562	100	70,037	100
KingWay Technology Co., Ltd. (“KWT”)	66,220	33	74,335	33
Spring House Entertainment Inc. (“SHE”)	60,592	56	46,702	56
So-net Entertainment Taiwan (“So-net”)	27,572	30	—	—
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	10,579	100	11,902	100
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	—	100	—	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	—	100	—	100

	8,934,026		7,357,791

	$10,352,973		$8,769,953

On March 27, 2009, the board of directors of Chunghwa resolved to purchase 48,000 thousand common shares of Senao International Co., Ltd. (“SENAO”) through SENAO’s private placement. However, Chunghwa and SENAO did not complete the required procedures within the legal payment period; therefore, Chunghwa and SENAO decided to discontinue the private placement. SENAO engages mainly in selling and maintaining mobile phone and its peripheral products.

Chunghwa invested in Chunghwa Investment Co., Ltd. (“CHI”) in September 2009 for $758,709 thousand. Chunghwa increased its ownership interest in CHI from 49% to 89%. CHI engages mainly in professional investing in telecommunication business and the telecommunication valued-added services.

Chunghwa increased its investment in Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”) for $610,659 thousand in July 2009. CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business. ST-1 telecommunications satellite is expected be retired in 2011; therefore, CHTS and SingTelSat Pte., Ltd. established a joint venture, ST-2 Satellite Ventures Pte., Ltd. (“STS”) in Singapore in October 2008 in order to maintain the current service. STS will engage in the installation and the operation of ST-2 telecommunications satellite.

Chunghwa prepaid $283,500 thousand to invest in InfoExplorer Co., Ltd. (“IFE”) and the record date of capital increase of IFE was January 5, 2009. Chunghwa acquired 49% of ownership. Chunghwa has control over IFE by obtaining above half of seats of the board of directors of IFE on January 20, 2009, which was IFE’s stockholder’s meeting. IFE mainly engages in information system planning and maintenance, software development, and information technology consultation services.

Chunghwa participated in the capital increase of Viettel-CHT in September 2009, by investing $197,088 thousand cash and its ownership interest of Viettel-CHT was decreased from 33% to 30%. Viettel-CHT engages mainly in IDC services.

Chunghwa participated in So-net Entertainment Co., Ltd.’s capital increase on April 3, 2009, by investing $60,008 thousand cash, and acquired 30% of its shares. So-net Entertainment Co., Ltd. engages mainly in online service and sale of computer hardware.

Chunghwa increased its investment on CHTJ by investing $11,151 thousand cash in January 2009. CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

Chunghwa has established New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”) and Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”) in March 2006, but not on operation stage yet. Both holding companies are operating as investment companies and Chunghwa has 100% ownership interest in an amount of US$1 in each holding company.

The equity in earnings (losses) of equity investees for the three months ended March 31, 2010 and 2009, are based on unreviewed financial statements except the equity in earnings of SENAO.

The aggregate carrying values of the equity method investments whose financial statements have not been reviewed were $9,022,021 thousand and $7,439,250 thousand as of March 31, 2010 and 2009, respectively. The net equity in earnings (losses) were $136,174 thousand and $(2,877) thousand for the three months ended March 31, 2010 and 2009, respectively.

13.	FINANCIAL ASSETS CARRIED AT COST

	March 31
	2010		2009
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
Non-listed
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	127,018	11	127,018	11
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
RPTI International (“RPTI”)	34,500	10	34,500	12
Essence Technology Solution, Inc. (“ETS”)	—	9	10,000	9

	2,226,048		2,236,048

Prepayments for long-term investments in stocks - Taipei Financial Center (“TFC”)	—	—	285,859	—

	$2,226,048		$2,521,907

RPTI completed a capital reduction to offset its deficits and as a result the number of shares held by Chunghwa was reduced from 9,234 thousand shares to 4,765 thousand shares. Subsequent to this capital reduction, RPTI raised additional capital through cash contributions. Chunghwa did not participate in the RPTI’s capital increase plan; therefore, Chunghwa’s ownership of RPTI decreased to 10%.

After evaluating the financial assets carried at cost, Chunghwa determined the investment in ETS was impaired and recognized an impairment loss of NT$10,000 thousand in 2009.

Chunghwa participated in TFC’s capital increase in October 2008 and prepaid $285,859 thousand. However, TFC was not expected to be able to collect enough amount of capital increase within a specific period; therefore TFC’s board of directors held a meeting on April 10, 2009 and resolved to withdraw its capital increase plan from Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (“FSC”). TFC returned the prepayment to Chunghwa on May 8, 2009.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14.	OTHER MONETARY ASSETS - NONCURRENT

	March 31
	2010	2009

Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. This funds was used to finance various telecommunications infrastructure projects.

15.	PROPERTY, PLANT AND EQUIPMENT

	March 31
	2010	2009
Cost
Land	$101,269,357	$101,259,941
Land improvements	1,535,066	1,496,379
Buildings	62,646,557	62,647,458
Computer equipment	15,467,600	15,750,110
Telecommunications equipment	656,619,453	650,599,936
Transportation equipment	1,969,062	2,292,026
Miscellaneous equipment	6,989,078	7,217,760

Total cost	846,496,173	841,263,610
Revaluation increment on land	5,800,909	5,810,650

	852,297,082	847,074,260

Accumulated depreciation
Land improvements	965,010	912,283
Buildings	17,586,104	16,513,194
Computer equipment	11,833,646	11,886,242
Telecommunications equipment	522,908,897	509,079,240
Transportation equipment	1,742,807	2,094,789
Miscellaneous equipment	5,948,879	6,140,137

	560,985,343	546,625,885

Construction in progress and advances related to acquisition of equipment	13,913,785	15,642,868

Property, plant and equipment, net	$305,225,524	$316,091,243

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholders’ equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went into effect on February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments. As of March 31, 2010, the unrealized revaluation increment was decreased to $5,803,446 thousand due to disposal of revaluation assets.

Depreciation expense on property, plant and equipment for the three months ended March 31, 2010 and 2009 amounted to $8,305,538 thousand and $8,893,937 thousand, respectively. No interest was capitalized for the three months ended March 31, 2010 and 2009.

16.	ACCRUED EXPENSES

	March 31
	2010	2009

Accrued salary and compensation	$5,178,746	$5,099,672
Accrued franchise fees	2,745,815	2,910,613
Accrued employees’ bonus and remuneration to directors and supervisors	2,302,868	2,194,620
Other accrued expenses	3,465,771	2,447,053

	$13,693,200	$12,651,958

17.	OTHER CURRENT LIABILITIES

	March 31
	2010	2009

Advances from subscribers	$6,928,420	$5,605,407
Amounts collected in trust for others	1,916,964	2,201,597
Payables to equipment suppliers	1,434,555	1,925,844
Payables to contractors	1,312,771	1,114,070
Refundable customers’ deposits	1,056,287	997,543
Miscellaneous	2,527,830	2,726,250

	$15,176,827	$14,570,711

18.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,000 which is divided into 12,000,000,000 common shares (at $10 par value per share), among which 9,696,808,181 shares are issued and outstanding as of March 31, 2010.

On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006. In accordance with the Articles of Incorporation of Chunghwa, the preferred shares would be redeemed by Chunghwa three years from the date of issuance at their par value. These preferred shares expired on April 4, 2009 and were redeemed on April 6, 2009.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of March 31, 2010, the outstanding ADSs were 1,021,842 thousand common shares, which equaled approximately 102,184 thousand units and represented 10.54 % of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the three months ended March 31, 2010 and 2009, the accrual amounts for bonuses to employees and remuneration to directors and supervisors is based on management estimates including past experience and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amounts and the amounts resoluted in the stockholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2008 and 2007 earnings of Chunghwa have been approved and resolved by the stockholders on June 19, 2009 and June 19, 2008 as follows:

	Appropriation of Earnings		Dividend Per Share
	2008	2007	2008	2007

Legal reserve	$4,127,675	$4,823,356	$—	$—
Special reserve	475	—	—	—
Reversal of special reserve	—	3,304	—	—
Cash dividends	37,138,775	40,716,130	3.83	4.26
Stock dividends	—	955,778	—	0.10
Employee bonus - cash	—	1,303,605	—	—
Employee bonus - stock	—	434,535	—	—
Remuneration to board of directors and supervisors	—	43,454	—	—

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 19, 2009, were $1,629,915 thousand and $38,807 thousand, respectively. The bonus to employees was all settled in cash. The aforementioned approved amounts of the bonus to employees and the remuneration to directors and supervisors were different from the accrual amounts of $1,723,921 thousand and $40,886 thousand, respectively, reflected in the statement of income for the year ended December 31, 2008. The differences of $94,006 thousand and $2,079 thousand, respectively, were treated as change in estimates and were adjusted against earnings for the year ended December 31, 2009.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of $9,696,808 thousand to common capital stock. The abovementioned 2009 capital increase proposal was effectively approved by FSC. The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The abovementioned 2009 capital reduction proposal was effectively approved by FSC. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2009. Subsequently, common capital stock was reduced by NT$9,696,808 thousand and the stock transfer date of capital reduction was January 28, 2010. The amount due to stockholders for capital reduction was paid in February 2010.

The stockholders, at a special meeting held on August 14, 2008, resolved to transfer capital surplus in the amount of $19,115,554 thousand to common capital stock. The abovementioned 2008 capital increase proposal was effectively registered with FSC. The board of directors resolved the ex-dividend date of the aforementioned proposal as October 25, 2008.

The stockholders, at the stockholders’ meeting held on August 14, 2008, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $19,115,554 thousand to common capital stock and was effectively registered with FSC. Chunghwa designated December 30, 2008 as the record date and March 9, 2009 as the stock transfer date of capital reduction. Subsequently, common capital stock was reduced by $19,115,554 thousand and a liability for the same amount of cash to be distributed to stockholders was recorded. Such cash payment to stockholders was made in March 2009.

The appropriation of Chunghwa’s 2009 earnings has not been resolved by the board of directors as of the report date. Information on the appropriation of Chunghwa’s 2009 earnings, employee bonus and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders will be available at the Market Observation Post System website.

19.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Three Months Ended March 31, 2010
	Operating Costs	Operating Expenses	Total

Compensation expense
Salaries	$3,018,985	$2,113,514	$5,132,499
Insurance	239,217	165,344	404,561
Pension	416,306	274,057	690,363
Other compensation	2,138,988	1,442,255	3,581,243

	$5,813,496	$3,995,170	$9,808,666

Depreciation expense	$7,890,911	$414,627	$8,305,538

Amortization expense	$245,041	$38,782	$283,823

	Three Months Ended March 31, 2009
	Operating Costs	Operating Expenses	Total

Compensation expense
Salaries	$3,044,505	$2,078,882	$5,123,387
Insurance	185,741	124,797	310,538
Pension	401,097	282,481	683,578
Other compensation	2,109,622	1,434,400	3,544,022

	$5,740,965	$3,920,560	$9,661,525

Depreciation expense	$8,425,837	$468,100	$8,893,937

Amortization expense	$227,690	$37,944	$265,634

20.	INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate to income before income tax and income tax payable is as follows:

	Three Months Ended March 31
	2010	2009

Income tax expense computed at statutory income tax rate	$2,991,179	$3,505,854
Add (deduct) tax effects of:
Permanent differences	(56,580)	(43,998)
Temporary differences	9,238	9,485
10% undistributed earning tax	1,286	—
Investment tax credits	(57,654)	(281,431)

Income tax payable	$2,887,469	$3,189,910

b.	Income tax expense consisted of the following:

	Three Months Ended March 31
	2010	2009

Income tax payable	$2,887,469	$3,189,910
Income tax - separated	3,688	37,331
Income tax - deferred	4,335	8,416
Adjustments of prior years’ income tax	—	411

Income tax	$2,895,492	$3,236,068

In May 2009, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduces the income tax rate of profit-seeking enterprises from 25% to 20% since 2010. After the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, the Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit for the year ended December 31, 2009.

c.	Net deferred income tax assets (liabilities) consisted of the following:

	March 31
	2010	2009

Current
Provision for doubtful accounts	$363,090	$494,770
Unrealized accrued expense	62,260	34,623
Valuation loss (gain) on financial instruments, net	(9,214)	7,616
Unrealized foreign exchange gain	(22,058)	(55,218)
Other	23,650	65,697

	417,728	547,488
Valuation allowance	(363,090)	(494,770)

Net deferred income tax assets - current	$54,638	$52,718

Noncurrent
Accrued pension cost	$339,200	$1,410,537
Impairment loss	60,950	80,225

Net deferred income tax assets - noncurrent	$400,150	$1,490,762

d.	The related information under the Integrated Income Tax System is as follows:

	March 31
	2010	2009

Balance of Imputation Credit Account (“ICA”)	$7,438,480	$7,343,493

The estimated and the actual creditable ratios distribution of Chunghwa’s of 2009 and 2008 for earnings were 26.50% and 30.61%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	Undistributed earnings information

As of March 31, 2010 and 2009, there is no earnings generated prior to June 30, 1998 in Chunghwa’s undistributed earnings.

Income tax returns through the year ended December 31, 2005 have been examined by the ROC tax authorities.

21.	EARNINGS PER SHARE

	Amount (Numerator)		Weighted- average Number of	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income	Common Shares (Thousand) (Denominator)	Income Before Income Tax	Net Income
Three months ended March 31, 2010

Basic EPS
Income attributable to stockholders	$14,955,893	$12,060,401	9,696,808	$1.54	$1.24

Effect of dilutive potential common stock
SENAO’s stock options	(1,721)	(1,721)	—
Employee bonus	—	—	34,380

Diluted EPS
Income attributable to stockholders (including effect of dilutive potential common stock)	$14,954,172	$12,058,680	9,731,188	$1.54	$1.24

Three months ended March 31, 2009

Basic EPS:
Income attributable to stockholders	$14,023,457	$10,787,389	9,696,808	$1.45	$1.11

Effect of dilutive potential common stock
SENAO’s stock options	(1,550)	(1,550)	—
Employee bonus	—	—	18,216

Diluted EPS
Income attributable to stockholders (including effect of dilutive potential common stock)	$14,021,907	$10,785,839	9,715,024	$1.44	$1.11

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employee bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the three months ended March 31, 2010 and 2009. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the three months ended March 31, 2010 and 2009 was due to the effect of potential common stock of stock options by SENAO.

22.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa would, on behalf of the MOTC to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. Based on the LPA, Chunghwa makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

Chunghwa’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa contributes an amount at 15% or less of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The balance of Chunghwa’s plan assets subject to defined benefit plan were $11,489,612 thousand and $4,945,033 thousand as of March 31, 2010 and 2009, respectively.

Pension costs of Chunghwa were $709,107 thousand ($686,216 thousand subject to defined benefit plan and $22,891 thousand subject to defined contribution plan) and $702,024 thousand ($683,097 thousand subject to defined benefit plan and $18,927 thousand subject to defined contribution plan) for the three months ended March 31, 2010 and 2009, respectively.

23.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers, held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	Chunghwa engages in business transactions with the following related parties:

Company	Relationship

Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd. (“LED”)	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
InfoExplorer Co., Ltd. (“IFE”)	Subsidiary
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary
Spring House Entertainment Inc. (“SHE”)	Subsidiary
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Chunghwa Investment Co., Ltd. (“CHI”)	Equity-method investee before Chunghwa obtained control over CHI on September 9, 2009
Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Subsidiary of CHI
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI
Unigate Telecom Inc. (“Unigate”)	Subsidiary of CHIEF
CHIEF Telecom (Hong Kong) Limited (“CHK”)	Subsidiary of CHIEF
Chief International Corp. (“CIC”)	Subsidiary of CHIEF
Concord Technology Co., Ltd. (“Concord”)	Subsidiary of CHSI
Glory Network System Service (Shanghai) Co., Ltd. (“Glory”)	Subsidiary of Concord
Senao International (Samoa) Holding Ltd. (SIS)	Subsidiary of SENAO
Senao International HK Limited (SIHK)	Subsidiary of SENAO
CHI One Investment Co., Ltd. (“COI”)	Subsidiary of CHI
Yao Yong Real Property Co., Ltd. (“YYRP”)	Subsidiary of LED
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
So-net Entertainment Taiwan (“So-net”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO

b.	Significant transactions with the above related parties are summarized as follows:

	March 31
	2010		2009
	Amount	%	Amount	%
1) Receivables

Trade notes and accounts receivable
SENAO	$307,263	74	$166,222	55
So-net	25,321	6	—	—
CHIEF	23,265	6	24,926	8
CIYP	20,863	5	35,986	12
CHTG	12,199	3	14,857	5
DHT	8,896	2	48,859	16
CHSI	8,339	2	—	—
SHE	5,601	1	13,409	4
Others	5,142	1	977	—

	$416,889	100	$305,236	100

2) Payables

Trade notes payable, accounts payable and accrued expenses
SENAO	$1,255,733	63	$582,554	44
CHSI	206,314	11	121,005	9
TISE	85,553	5	221,061	17
CHTG	63,278	3	11,347	1
CHIEF	40,681	2	46,950	4
DHT	38,325	2	12,451	1
CIYP	19,495	1	42,586	3
Others	29,166	1	6,228	—

	1,738,545	88	1,044,182	79

Payables to contractors
CHSI	1,985	—	—	—
TISE	—	—	22,712	2

	1,985	—	22,712	2

Amounts collected in trust for others

SENAO	240,025	12	234,659	18
CIYP	3,951	—	12,943	1
Others	798	—	8,145	—

	244,774	12	255,747	19

	$1,985,304	100	$1,322,641	100

	Three Months Ended March 31
	2010		2009
	Amount	%	Amount	%
3) Revenues

SENAO	$351,161	1	$92,912	—
So-net	78,951	—	—	—
CHIEF	60,571	—	65,499	—
DHT	21,416	—	23,082	—
CHSI	12,509	—	3,112	—
CHTG	12,208	—	15,363	—
CIYP	3,954	—	4,181	—
Others	20,675	—	14,463	—

	$561,445	1	$218,612	—

4) Operating costs and expenses

SENAO	$1,133,354	4	$1,394,146	5
CHSI	155,325	1	85,278	—
TISE	88,717	—	92,367	—
CHIEF	72,638	—	77,954	—
DHT	35,679	—	33,729	—
CHTG	28,450	—	12,113	—
SHE	15,039	—	16,876	—
CIYP	7,201	—	65,011	—
Others	19,706	—	397	—

	$1,556,109	5	$1,777,871	5

5) Acquisitions of property, plant and equipment

CHSI	$71,116	2	$47,186	1
CHTG	16,470	1	—	—
TISE	10,986	—	9,779	—
Others	7,380	—	250	—

	$105,952	3	$57,215	1

The Company has leased property to LED since January 2010. The leased term is 15 years and the rent is charged monthly.

Chunghwa sold the land with a carrying value of $936,016 thousand to Light Era Development Co., Ltd. (“LED”) at the price of $2,421,932 thousand in 2008. However, since the gain on disposal of land amounting to $1,485,916 thousand is unrealized, the gain was recognized as deferred credit—profit on intercompany transactions, and will not be recognized as revenue till the gain is realized in the future.

Chunghwa sold the land with a carrying value of $378,927 thousand to LED at price of $207,030 thousand in 2008 and resulted in a disposal loss amounting to $171,897 thousand. The disposal loss on land is unrealized and the unrealized loss is included in other assets—other. The unrealized loss is not recognized in earnings until it is sold to the third party and realized in the future.

The foregoing transactions with related parties were conducted as arm’s length transactions, except for the transactions with SENAO, CHIEF, CIYP, LED and IFE were determined in accordance with mutual agreements.

24.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of March 31, 2010, Chunghwa’s remaining commitments under non-cancellable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of $177,007 thousand.

b.	Acquisitions of telecommunications equipment of $17,572,128 thousand.

c.	Contracts to print billing, envelopes and telephone directories of $63,016 thousand.

d.	Chunghwa also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years. Future leases payments were as follows:

Year	Amount

2010 (from April 1, 2010 to December 31, 2010)	$1,379,901
2011	1,405,858
2012	1,077,770
2013	691,424
2014 and thereafter	682,606

e.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment—other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. Chunghwa does not know when its contribution to the Piping Fund will be returned; therefore, Chunghwa did not discount the face amount of its contribution on the Piping Fund.

f.

A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can’t request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay $16,870 thousand along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. However, Chunghwa Post Co., Ltd. did not accept the judgment and filed an appeal at Taiwan High Court. Chunghwa also filed an appeal at the Taiwan High Court within the statutory period. On April 7, 2010, the Taiwan High Court rendered its judgment, ruling that we need to pay $23,284 thousand as compensation in addition to the $16,870 thousand from the Taiwan Taipei District Court judgment, along with interest calculated at 5% per annum from July 23,

2005 to the payment date and 12.5% of Chunghwa Post Co., Ltd.’s court fees from its original suit and subsequent appeal as compensation. Chunghwa is evaluating whether to file an appeal to the Supreme Court of the Republic of China.

g.	Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is 15 years and the total contract value is approximately $6,000,000 thousand (SGD 260,723 thousand). The Company has prepaid $1,269,540 thousand which was classified as other assets-others. By March 31, 2010, the ST-2 satellite is still under construction.

25.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Carrying amount and fair value of financial instruments were as follows:

	March 31
	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets
Cash and cash equivalents	$75,244,129	$75,244,129	$64,381,376	$64,381,376
Financial assets at fair value through profit or loss	6,841	6,841	8,865	8,865
Available-for-sale financial assets	7,902,927	7,902,927	17,939,244	17,939,244
Held-to-maturity financial assets—current	1,600,885	1,600,885	515,487	515,487
Trade notes and accounts receivable, net	9,983,020	9,983,020	10,178,679	10,178,679
Receivables from related parties	416,889	416,889	305,236	305,236
Other current monetary assets	2,751,736	2,751,736	2,102,708	2,102,708
Investments accounted for using equity method	10,352,973	12,471,938	8,769,953	10,106,426
Financial assets carried at cost	2,226,048	2,226,048	2,521,907	2,521,907
Held-to-maturity financial assets—noncurrent	6,123,566	6,123,566	3,926,522	3,926,522
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,567,448	1,567,448	1,179,096	1,179,096
Liabilities
Financial liabilities at fair value through profit or loss	—	—	104,743	104,743
Trade notes and accounts payable	5,120,399	5,120,399	6,578,112	6,578,112
Payables to related parties	1,985,304	1,985,304	1,322,641	1,322,641
Accrued expenses	13,693,200	13,693,200	12,651,958	12,651,958
Amounts collected in trust for others (included in “other current liabilities”)	1,916,964	1,916,964	2,201,597	2,201,597
Payables to equipment suppliers (included in “other current liabilities”)	1,434,555	1,434,555	1,925,844	1,925,844
Payables to contractors (included in “other current liabilities”)	1,312,771	1,312,771	1,114,070	1,114,070
Refundable customers’ deposits (included in “other current liabilities”)	1,056,287	1,056,287	997,543	997,543
Hedging derivative financial liabilities (included in “other current liabilities”)	—	—	30,716	30,716
Customers’ deposits	5,841,887	5,841,887	6,028,691	6,028,691

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2 and 3 below.

2)	If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market prices of the available-for-sale financial assets are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Long-term investments are based on the net asset values or carrying values of the investments in investees, if quoted market prices are not available.

c.	Fair values of financial assets and liabilities using quoted market prices or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	March 31		March 31
	2010	2009	2010	2009
Assets
Financial assets at fair value through profit or loss	$6,841	$8,865	$—	$—
Available-for-sale financial assets	7,902,927	17,939,244	—	—
Liabilities
Financial liabilities at fair value through profit or loss	—	104,743	—	—
Hedging derivative financial liabilities (classified as other current liabilities)	—	30,716	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in Chunghwa’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts, and forward exchange contracts exposed to rate risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, Chunghwa would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by Chunghwa if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations. Management does not expect Chunghwa’s exposure to default by those parties to be material.

3)	Liquidation risk

Chunghwa has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

4)	Cash flow interest rate risk

Chunghwa engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

In addition, Chunghwa engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows from such securities are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into forward exchange contracts to hedge the fluctuation in exchange rates of beneficiary certificate denominated in foreign currency, which is fair value hedge. No transaction met the criteria for hedge accounting for the three months ended March 31, 2010. The transaction was assessed as highly effective for the three months ended March 31, 2009.

Outstanding forward exchange contracts for hedge as of March 31, 2009:

	Currency	Maturity Period	Contract Amount (In Thousands)
Forward exchange contracts—Sell	USD/NTD	2009.04	USD	30,000

As of March 31, 2009, the forward exchange contract measured at fair value resulting in hedging derivative financial liability of $30,716 thousand (classified as other current liabilities).

According to the regulations of Securities and Futures Bureau, Chunghwa should disclose the derivative transactions of Chunghwa’s investees, SENAO and CHI, which was as follows:

1)	Holding period and contract amounts

SENAO entered into a forward exchange contract for the three months ended March 31, 2010 and 2009 to reduce the exposure to foreign currency risk.

Outstanding forward exchange contracts as of March 31, 2010 and 2009:

	Currency	Maturity Period	Contract Amount (In Thousands)
March 31, 2010

Buy	NTD/USD	2010.4	NT$	252,927

March 31, 2009

Buy	NTD/USD	2009.04	NT$	137,091

Outstanding index future contracts of CHI on March 31, 2010 were as follows:

	Maturity Period	Units	Contract Amount (In Thousands)
TAIEX futures	2010.04	4	NT$	6,212
TAIEX futures	2010.05	5	NT$	7,884

2)	Market risk

The foreign exchange rate fluctuations would result in SENAO’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in CHI’s index future contracts exposed to price risk.

3)	Credit risk

Credit risk represents the potential loss that would be incurred by SENAO if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the aforementioned financial instruments are reputable financial institutions. Management does not expect SENAO’s exposure to default by those parties to be material.

4)	Liquidation risk

SENAO has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

26.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financing provided: Please see Table 1.

b.	Endorsement/guarantee provided: Please see Table 2.

c.	Marketable securities held: Please see Table 3.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 4.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which Chunghwa exercises significant influence: Please see Table 7.

j.	Financial transactions: Please see Notes 5 and 25.

k.	Investment in Mainland China: Please see Table 8.

27.	SEGMENT FINANCIAL INFORMATION

Segment information: Please see Table 9.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

FINANCINGS PROVIDED

THREE MONTHS ENDED MARCH 31, 2010

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Maximum Balance for the Year		Ending Balance		Interest Rate (Note 5)	Type of Financing (Note 2)	Transaction Amount	Reason for Short- term Financing	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company (Note 3)		Financing Company’s Financing Amount Limit (Note 4)
													Item	Value
9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Other receivables	$ (SG$	543,303 23,913)	$ (SG$	543,303 23,913)	6.38%	a	(Note 6)	—	$—	—	$—	$ (SG$	1,400,120 61,625)	$ (SG$	1,400,120 61,625)

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Reasons for financing are as follows:

a.	Business relationship.

b.	For short-term financing.

Note 3:	The upper limit of loans lending to any other party is no more than 100% of the net value of the latest financial statements of the lender.

Note 4:	The upper limit of loans lending to all other parties is no more than 100% of the net value of the latest financial statements of the lender.

Note 5:	It equals to the prime rate of Singapore plus 1%

Note 6:	Chunghwa Telecom Singapore Pte., Ltd. signed the joint venture contract with SingTelSat Pte., Ltd. to establish ST-2 Satellite Ventures Pte., Ltd. which mainly engages in the installation and the operation of ST-2 telecommunications satellite. The amount was collected on April 1, 2010.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

ENDORSEMENTS/GUARANTEES PROVIDED

THREE MONTHS ENDED MARCH 31, 2010

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Year	Ending Balance	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 3)
		Name	Nature of Relationship (Note 2)
25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	$3,792,749	$3,360,000	$3,360,000	$3,360,000	0.9%	$3,792,749

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.

b.	Majority owned subsidiary.

c.	The Company and subsidiary owns over 50% ownership of the investee company.

d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.	Guaranteed by the Company according to the construction contract.

f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The maximum amount of endorsement or guarantee amounts is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

MARCH 31, 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2010								Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773		$1,418,947		29		$3,542,005		Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000		2,915,201		100		2,915,596		Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000		1,672,381		89		1,745,436		Note 1
		Chunghwa Telecom Singapore Pte. Ltd.	Subsidiary	Investments accounted for using equity method	61,869		1,412,966		100		1,412,965		Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000		712,951		100		635,246		Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760		484,630		40		682,673		Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942		465,800		69		414,189		Note 1
		InfoExplorer Co., Ltd.	Subsidiary	Investments accounted for using equity method	22,498		265,337		49		216,082		Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—		261,677		30		261,677		Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	51,590		234,932		100		234,932		Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		183,688		100		183,688		Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438		89,938		30		50,571		Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000		69,562		100		94,812		Note 1
		KingWay Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703		66,220		33		16,613		Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996		60,592		56		45,156		Note 1
		So-net Entertainment Taiwan	Equity-method investee	Investments accounted for using equity method	3,429		27,572		30		9,718		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1		10,579		100		10,579		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—		—		100		—		Note 2
						(US$	1 dollar	)		(US$	1 dollar	)
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—		—		100		—		Note 2
						(US$	1 dollar	)		(US$	1 dollar	)
		Taipei Financial Center	—	Financial assets carried at cost	172,927		1,789,530		12		1,359,209		Note 1
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000		200,000		17		222,578		Note 1
		Global Mobile Corp.	—	Financial assets carried at cost	12,696		127,018		11		103,754		Note 1
		iD Branding Ventures	—	Financial assets carried at cost	7,500		75,000		8		78,927		Note 1
		RPTI International	—	Financial assets carried at cost	4,765		34,500		10		34,343		Note 1
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	2,000		—		9		2,617		Note 1
		Beneficiary certificates (mutual fund)
		Yuan Ta Wan Tai Bond Fund	—	Available-for-sale financial assets	103,616		1,500,000		—		1,500,041		Note 3
		JPM (Taiwan) Global Balanced Fund	—	Available-for-sale financial assets	14,161		200,000		—		207,124		Note 3
		JPM (Taiwan) JF Balanced Fund	—	Available-for-sale financial assets	2,462		50,000		—		48,233		Note 3
		Fuh-Hwa Aegis Fund	—	Available-for-sale financial assets	14,000		184,452		—		171,552		Note 3
		AGI Global Quantitative Balanced Fund	—	Available-for-sale financial assets	10,000		116,365		—		112,000		Note 3
		Capital Value Balance Fund	—	Available-for-sale financial assets	8,000		141,776		—		138,446		Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Fuh Hwa Life Goal Fund	—	Available-for-sale financial assets	6,000	$90,037	—	$97,084	Note 3
		Fuh Hwa Asia Pacific Balanced	—	Available-for-sale financial assets	7,764	100,000	—	87,112	Note 3
		Asia-Pacific Mega - Trend Fund	—	Available-for-sale financial assets	15,074	200,000	—	200,025	Note 3
		PCA Asia Pacc Infrastructure Fund	—	Available-for-sale financial assets	3,061	30,000	—	31,187	Note 3
		PineBridge Flagship Glb Bal Fund of Funds	—	Available-for-sale financial assets	25,679	350,000	—	353,089	Note 3
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	17,984	208,018	—	231,669	Note 3
		Cathay Global Aggressive Fund of Funds	—	Available-for-sale financial assets	15,570	210,000	—	195,556	Note 3
		Polaris Global Emerging Market Funds	—	Available-for-sale financial assets	13,603	200,000	—	193,293	Note 3
		HSBC Global Fund of Bond Funds	—	Available-for-sale financial assets	22,838	250,000	—	264,701	Note 3
		Fuh Hwa global Fixed Income FOFs Fund	—	Available-for-sale financial assets	15,594	190,000	—	192,274	Note 3
		PCA Asia Pacific REITs-A	—	Available-for-sale financial assets	7,849	50,000	—	51,962	Note 3
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	535	206,588	—	193,973	Note 3
		HSBC GIF G16 Emg MK+ Bond	—	Available-for-sale financial assets	273	155,112	—	160,217	Note 3
		FTIF - Templeton G16 Bond	—	Available-for-sale financial assets	289	210,001	—	219,427	Note 3
		PIMCO Global Investment Grade Credit - Ins H Acc	—	Available-for-sale financial assets	398	161,575	—	165,436	Note 3
		MFS Meridian Gunds-European Equity Fund (A1 Class)	—	Available-for-sale financial assets	253	262,293	—	226,861	Note 3
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960	—	126,066	Note 3
		Fidelity Fds America	—	Available-for-sale financial assets	937	163,960	—	139,752	Note 3
		JPMorgan Funds - Global Dynamic Fund (B)	—	Available-for-sale financial assets	303	165,640	—	129,993	Note 3
		MFS Meridian Funds - Research International Fund (A1 share)	—	Available-for-sale financial assets	173	131,920	—	100,281	Note 3
		Fidelity Fds Emerging Markets	—	Available-for-sale financial assets	144	122,175	—	86,637	Note 3
		Credit Suisse Equity Fund (Lux) Global Resources	—	Available-for-sale financial assets	10	130,402	—	88,412	Note 3
		Schroder ISF - BRIC Fund - A1 Acc	—	Available-for-sale financial assets	31	197,071	—	190,670	Note 3
		Parvest Europe Convertible Bond Fond	—	Available-for-sale financial assets	71	398,787	—	374,346	Note 3
		JPMorgan Funds - Global Convertibles Fund (EUR)	—	Available-for-sale financial assets	868	491,450	—	455,458	Note 3
		Schroder ISF Euro Corp. Bond A	—	Available-for-sale financial assets	260	190,098	—	177,432	Note 3
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	429	273,315	—	223,568	Note 3
		Fidelity Fds World	—	Available-for-sale financial assets	248	144,116	—	101,602	Note 3
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	155	140,125	—	93,035	Note 3
		MFS Meridian Funds - European Equity Fund (A1 share)	—	Available-for-sale financial assets	171	178,920	—	132,761	Note 3
		Henderson Horizon Fund - Pan European Equity Fund	—	Available-for-sale financial assets	230	180,886	—	152,722	Note 3
		Polaris TW Top 50 Tracker	—	Available-for-sale financial assets	1,710	91,574	—	92,768	Note 4
		Polaris/P-Shares Taiwan DTV ETF	—	Available-for-sale financial assets	600	15,000	—	13,680	Note 4
		Stock
		China Steel Corporation	—	Available-for-sale financial assets	926	28,374	—	30,419	Note 4
		Siliconware Precision Industries Co., Ltd.	—	Available-for-sale financial assets	661	28,369	—	25,316	Note 4
		Taiwan Semiconductor Manufacturing Co., Ltd.	—	Available-for-sale financial assets	456	28,357	—	28,044	Note 4
		U-Ming Marine Transport Corp.	—	Available-for-sale financial assets	454	28,363	—	29,238	Note 4
		President Chain Store Corp.	—	Available-for-sale financial assets	375	28,367	—	29,700	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Reits
		Fubon No. 1 Fund	—	Available-for-sale financial assets	2,274	$22,740	—	$24,969	Note 4
		Gallop No. 1 Reit	—	Available-for-sale financial assets	1,947	19,470	—	14,796	Note 4
		Bonds
		Yuanta Securities Finance Co. Ltd. 1st Unsecured Corporate Bonds-A Issue in 2007	—	Held-to-maturity financial assets	—	100,005	—	100,005	Note 6
		Mega Securities Corp. 1st Unsecured Corporate Bonds in 2007	—	Held-to-maturity financial assets	—	150,000	—	150,000	Note 6
		Taiwan Power Co. 2nd Unsecured Bond - CB Issue in 2003	—	Held-to-maturity financial assets	—	150,510	—	150,510	Note 6
		Fubon Financial Holding Company 2005 1st Unsecured Debenture	—	Held-to-maturity financial assets	—	99,859	—	99,859	Note 6
		TaipeiFubon Bank 1st Financial Debentures - BA Issue in 2005	—	Held-to-maturity financial assets	—	100,209	—	100,209	Note 6
		KGI Securities 1st Unsecured Corporate Bonds 2007 - B Issue	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 6
		China Development Financial Holding Corporation Unsecured Corporate Bonds-AB issue in 2005	—	Held-to-maturity financial assets	—	201,402	—	201,402	Note 6
		Chinatrust Commercial Bank 2nd Unsecured Subordinate Financial Debentures Issue in 2003	—	Held-to-maturity financial assets	—	198,899	—	198,899	Note 6
		Mega Financial Holding Co., Ltd. 1st Unsecured Corpoate Bonds-B issued in 2007	—	Held-to-maturity financial assets	—	200,000	—	200,000	Note 6
		Mega Securities Corp. 1st Unsecured Corporate Bond 2008 - A Issue	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	—	Held-to-maturity financial assets	—	178,660	—	178,660	Note 6
		Taiwan Power Company 3rd Boards in 2008	—	Held-to-maturity financial assets	—	149,950	—	149,950	Note 6
		GreTai Company 1st Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 6
		Taiwan Power Co. 5th secured Bond - A Issue in 2008		Held-to-maturity financial assets	—	306,625	—	306,625	Note 6
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	300,575	—	300,575	Note 6
		Taiwan Power Company 5th Boards in 2008	—	Held-to-maturity financial assets	—	272,071	—	272,071	Note 6
		Formosa Petrochemical Corporation Bond Issue in 2006	—	Held-to-maturity financial assets	—	201,174	—	201,174	Note 6
		Taiwan Power Company 3rd Boards in 2006	—	Held-to-maturity financial assets	—	200,882	—	200,882	Note 6
		China Development Industrial Bank 2nd Financial Debentures Issue in 2006	—	Held-to-maturity financial assets	—	198,892	—	198,892	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	201,812	—	201,812	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	$201,812	—	$201,812	Note 6
		Yuanta Securities Finance Co. Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	—	Held-to-maturity financial assets	—	405,419	—	405,419	Note 6
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds - A Issue in 2008	—	Held-to-maturity financial assets	—	103,404	—	103,404	Note 6
		Formosa Petrochemical Corp.	—	Held-to-maturity financial assets	—	99,888	—	99,888	Note 6
		Taiwan Power Co. 4th secured Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	51,795	—	51,795	Note 6
		Taiwan Power Co. 5th secured Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	209,600	—	209,600	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	102,738	—	102,738	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	414,237	—	414,237	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	49,938	—	49,938	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	407,023	—	407,023	Note 6
		China Steel Corporation 1St Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	103,461	—	103,461	Note 6
		Chinese Petroleum Corporation 1st Unsecured corporate Bonds - A Issue in 2008	—	Held-to-maturity financial assets	—	103,653	—	103,653	Note 6
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	204,258	—	204,258	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds - A Issue in 2008	—	Held-to-maturity financial assets	—	100,027	—	100,027	Note 6
		Formosa Petrochemical Corporation 1st Unsured Corporate Bonds Issued in 2009	—	Held-to-maturity financial assets	—	201,106	—	201,106	Note 6
		Formosa Petrochemical Corporation 1st Unsured Corporate Bonds Issued in 2009	—	Held-to-maturity financial assets	—	203,972	—	203,972	Note 6
		NAN YA Company 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	99,900	—	99,900	Note 6
		MLPC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	199,727	—	199,727	Note 6
		NAN YA Company 2Nd Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	200,902	—	200,902	Note 6
		NAN YA Company 2Nd Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	50,512	—	50,512	Note 6
		NAN YA Company 3Rd Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	199,554	—	199,554	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2010						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value
1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	15,295		$306,391	41		$306,391	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	—		—	100		—	Note 7
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200		12,000	9		12,800	Note 1
		Beneficiary certificates (mutual fund)
		Prudential Financial Bond Fund	—	Available-for-sale financial assets	3,304		50,000	—		50,028	Note 3
		IBT Bond Fund	—	Available-for-sale financial assets	3,691		50,000	—		50,046	Note 3
		Fuh Hwa Global Short-term Income Fund	—	Available-for-sale financial assets	4,850		50,000	—		51,005	Note 3
		Fuh Hwa Strategic High Income Fund	—	Available-for-sale financial assets	5,000		50,000	—		52,800	Note 3

2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200		1,995	100		1,995	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	400		983	100		983	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200		7,769	100		7,769	Note 1
		eASPNet Inc.	—	Financial assets carried at cost	1,000		—	2		—	Note 1
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374		3,450	10		6,627	Note 1

3	Chunghwa System Integration Co., Ltd.	Stocks
		Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	700		6,338	100		6,338	Note 1
		Beneficiary certificates (mutual fund)
		Cathay Global Aggressive Fund of Fund	—	Available-for-sale financial assets	617		7,746	—		7,746	Note 3
		Cathay Global Infrastructure Fund	—	Available-for-sale financial assets	709		6,121	—		6,121	Note 3

8	Light Era Development Co., Ltd.	Yao Yong Real Property Incorporation	Subsidiary	Investments accounted for using equity method	83,290		2,796,463	100		2,796,463	Note 1
9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks
		ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102		408,321	38		408,321	Note 1
						(SG$	17,972)		(SG$	17,972)

18	Concord Technology Co., Ltd.	Stocks
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	700		6,333	100		6,333	Note 1

14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317		110,969	54		110,969	Note 1
		Chunghwa Investment Holding Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,043		25,070	100		25,070	Note 1
		Tatung Technology Inc.	Equity-method investee	Investments accounted for using equity method	5,000		31,396	28		31,396	Note 1
		PandaMonium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602		—	43		—	Note 1
		CHIEF Telecom Inc.	Equity-method investee	Investments accounted for using equity method	2,000		21,481	4		21,481	Note 1
		Senao International Co., Ltd.	Equity-method investee	Investments accounted for using equity method	575		28,684	—		28,376	Note 4
		Digimax Inc.	—	Financial assets carried at cost	2,000		36,000	4		15,949	Note 1
		ChipSip Technology Co.	—	Financial assets carried at cost	923		25,508	3		21,730	Note 10
		iD Branding Ventures	—	Financial assets carried at cost	2,500		25,000	3		24,957	Note 1
		Crystal Media Inc. Co.	—	Financial assets carried at cost	1,000		15,000	5		6,250	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Giga Solar Materials Corporation	—	Financial assets carried at cost	456	$40,920	2	$273,022	Note 10
		UniDisplay Inc.	—	Financial assets carried at cost	4,000	46,000	3	39,628	Note 1
		CoaTronics Inc.	—	Financial assets carried at cost	1,200	12,000	10	11,756	Note 1
		A2peak Power Co. Ltd.	—	Financial assets carried at cost	11,000	27,500	3	27,500	Note 1
		Taimide Technology. Inc.	—	Financial assets carried at cost	600	7,200	3	7,200	Note 1
		XinTec Inc.	—	Financial assets carried at cost	24	1,076	—	1,464	Note 10
		Lextar Electronics Corp.	—	Financial assets carried at cost	219	10,650	—	15,312	Note 10
		J Touch Corporation.	—	Financial assets carried at cost	74	3,640	—	5,227	Note 10
		DelSolar Co., Ltd.	—	Financial assets carried at cost	118	5,634	—	6,118	Note 10
		Taidoc Technology Corporation	—	Financial assets carried at cost	26	3,468	—	2,870	Note 10
		Cando Corporation	—	Financial assets carried at cost	163	3,120	—	4,594	Note 10
		Subtron Technology Co.	—	Financial assets carried at cost	376	4,937	—	5,354	Note 10
		Huga Optotech Inc.	—	Financial assets carried at cost	335	10,477	—	13,029	Note 10
		Tatung Fine Chemicals Co.	—	Financial assets carried at cost	97	8,023	—	7,043	Note 10
		Join Well Technology Co.	—	Financial assets carried at cost	246	9,971	—	11,557	Note 10
		Daxon Technology Inc.	—	Financial assets carried at cost	117	3,464	—	4775	Note 10
		Win Semiconductors Corp.	—	Financial assets carried at cost	370	10,555	—	10,260	Note 10
		OptiVision Technology. Inc.	—	Financial assets carried at cost	325	10,188	—	9,763	Note 10
		Formosa Plastics Corporation	—	Available-for-sale financial assets	86	4,961	—	5,999	Note 4
		Fubon Financial Holding Co.	—	Available-for-sale financial assets	225	8,373	—	8,685	Note 4
		Cathay Financial Holding Co.	—	Available-for-sale financial assets	151	8,669	—	7,977	Note 4
		LARGAN Precision Co.	—	Available-for-sale financial assets	3	1,214	—	1,528	Note 4
		Dynapack International Technology Corp.	—	Available-for-sale financial assets	41	3,725	—	4,017	Note 4
		Taiwan Hon Chuan Enterprise Co., Ltd.	—	Available-for-sale financial assets	70	3,714	—	4,165	Note 4
		Asia Cement Corporation	—	Available-for-sale financial assets	140	4,627	—	4,340	Note 4
		Asustek Computer Inc.	—	Available-for-sale financial assets	85	4,911	—	4,702	Note 4
		SINTEK Photronic Corp.	—	Available-for-sale financial assets	100	2,518	—	2,395	Note 4
		Anpec Electronics Corporation	—	Available-for-sale financial assets	101	4,424	—	4,453	Note 4
		China Steel Corporation	—	Available-for-sale financial assets	344	10,481	—	11,310	Note 4
		Wei Chuan Foods Corp.	—	Available-for-sale financial assets	203	8,913	—	7,521	Note 4
		I-Chiun Precision Industry Co., Ltd.	—	Available-for-sale financial assets	60	2,915	—	3,084	Note 4
		Cyber Power Systems, Inc.	—	Available-for-sale financial assets	80	6,025	—	9,240	Note 4
		Gemtek Technology Co.	—	Available-for-sale financial assets	65	3,747	—	3,341	Note 4
		Coxon Precise Industrial Co.	—	Available-for-sale financial assets	63	5,715	—	5,223	Note 4
		Altek Corp.	—	Available-for-sale financial assets	25	1,458	—	1,398	Note 4
		Advanced Power Electronics Corp.	—	Available-for-sale financial assets	25	994	—	1,055	Note 4
		UPC Tech. Corp.	—	Available-for-sale financial assets	40	736	—	712	Note 4
		ACES Electronic Co., Ltd.	—	Available-for-sale financial assets	8	922	—	956	Note 4
		Elite Semiconductor Memory Tech. Inc.	—	Available-for-sale financial assets	40	1,859	—	1,998	Note 4
		Feng Hsin Iron & Steel Co., Ltd.	—	Available-for-sale financial assets	30	1,602	—	1,614	Note 4
		Swancor. Ind. Co.	—	Available-for-sale financial assets	90	5,153	—	6,255	Note 4
		Apex Biotechnology Corp.	—	Available-for-sale financial assets	121	6,643	—	7,495	Note 4
		Via Technologies, Inc.	—	Available-for-sale financial assets	147	4,935	—	2,682	Note 4
		ITE Tech. Inc.	—	Available-for-sale financial assets	75	4,714	—	4,575	Note 4
		Optotech Corporation	—	Available-for-sale financial assets	100	2,578	—	2,670	Note 4
		Sino-American Silicon Products Inc.	—	Available-for-sale financial assets	121	9,507	—	9,812	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Solar Applied Materials Technology Corp.	—	Available-for-sale financial assets	81	$6,259	—	$6,077	Note 4
		Tang Eng Iron Works Co.	—	Available-for-sale financial assets	100	3,302	—	3,295	Note 4
		Pan Jit International Inc.	—	Available-for-sale financial assets	280	5,997	—	8,820	Note 4
		Lite-On Semiconductor Corp.	—	Available-for-sale financial assets	355	7,931	—	7,792	Note 4
		Ability Enterprise Co.	—	Available-for-sale financial assets	100	6,289	—	5,280	Note 4
		Yuanta Financial Holdings	—	Available-for-sale financial assets	350	7,647	—	6,668	Note 4
		JuTeng International Holdings Limited	—	Available-for-sale financial assets	195	8,175	—	6,884	Note 4
		Sunrex Technology Corporation	—	Available-for-sale financial assets	176	6,285	—	6,354	Note 4
		Taiwan Semiconductor Co.	—	Available-for-sale financial assets	225	6,267	—	7,088	Note 4
		Delta Electronics, Inc.	—	Available-for-sale financial assets	55	4,931	—	5,528	Note 4
		Everlight Electronics Co., Ltd.	—	Available-for-sale financial assets	90	9,854	—	8,874	Note 4
		Visual Photonics Epitaxy Co., Ltd.	—	Available-for-sale financial assets	75	6,077	—	6,563	Note 4
		Tingyi (Cayman Islands) Holding Corp.	—	Available-for-sale financial assets	80	3,440	—	3,288	Note 4
		Unimicron Technology Corp.	—	Available-for-sale financial assets	30	1,257	—	1,223	Note 4
		Neo-Nenon Holdings Limited.	—	Available-for-sale financial assets	400	5,280	—	5,680	Note 4
		Ene Technology Inc.	—	Available-for-sale financial assets	90	6,056	—	5,418	Note 4
		Asia Vital Components Co., Ltd.	—	Available-for-sale financial assets	129	4,947	—	4,747	Note 4
		Ho Tung Chemical Corp.	—	Available-for-sale financial assets	150	2,781	—	2,655	Note 4
		Realtek Semiconductor Corp.	—	Available-for-sale financial assets	95	8,228	—	8,142	Note 4
		Global Unichip Corp.	—	Available-for-sale financial assets	28	4,022	—	4,032	Note 4
		Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	90	5,408	—	5,382	Note 4
		Walsin Lihwa Corp.	—	Available-for-sale financial assets	220	2,676	—	2,750	Note 4
		Yang Ming Marine Transport Corp.	—	Available-for-sale financial assets	500	6,124	—	5,950	Note 4
		PixArt Imaging Inc.	—	Available-for-sale financial assets	10	2,000	—	2,080	Note 4
		Global Sweeteners Holdings Limited	—	Available-for-sale financial assets	200	3,162	—	3,260	Note 4
		Champion Building Materials Co., Ltd.	—	Available-for-sale financial assets	30	620	—	660	Note 4
		Far Eastern Department Stores	—	Available-for-sale financial assets	115	3,062	—	3,025	Note 4
		Cyberlink Co.	—	Available-for-sale financial assets	—	36	—	44	Note 4
		Lite-On Technology Corp.	—	Available-for-sale financial assets	10	247	—	424	Note 4
		Orise Technology Co.	—	Available-for-sale financial assets	15	604	—	912	Note 4
		Hon Hai Precision Ind. Co.	—	Available-for-sale financial assets	3	324	—	413	Note 4
		Synnex Tech. International Corp.	—	Available-for-sale financial assets	10	686	—	700	Note 4
		Transcend Information Inc.	—	Available-for-sale financial assets	5	576	—	575	Note 4
		Chimei Innolux Corp.	—	Available-for-sale financial assets	5	166	—	236	Note 4
		Beneficiary certificates (mutual)
		Taiwan Top50 Tracker Fund (TTT)	—	Available-for-sale financial assets	150	8,584	—	8,138	Note 3
		Cathay Bond Fund	—	Available-for-sale financial assets	2,612	31,018	—	31,244	Note 3
		Jih Sun Bond Fund	—	Available-for-sale financial assets	1,068	15,042	—	15,087	Note 3
		FSITC Bound Fund	—	Available-for-sale financial assets	294	50,000	—	50,119	Note 3
		Fuh Hwa Yu-Li Fund	—	Available-for-sale financial assets	786	10,102	—	10,132	Note 3
		Manulife Asia Pacific Bond Fund	—	Available-for-sale financial assets	2,000	20,000	—	20,120	Note 3
		Fuh Hwa Global Fixed Income Fund of Funds	—	Available-for-sale financial assets	1,899	20,757	—	23,419	Note 3
		Cathay Cathay Fund	—	Available-for-sale financial assets	408	5,000	—	5,991	Note 3
		Cathy Mandarin Fund	—	Available-for-sale financial assets	500	5,000	—	4,950	Note 3
		Jih Sun Small Cap Fund	—	Available-for-sale financial assets	700	9,816	—	10,059	Note 3
		Cathy Man AHL Futures Trust Fund of Funds	—	Available-for-sale financial assets	2,474	25,000	—	23,351	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2010						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value

		Bonds
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	—	Available-for-sale financial assets	—		$51,310	—		$51,560	Note 4
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	—	Available-for-sale financial assets	—		51,214	—		51,517	Note 4
		Convertible bonds
		Synnex Technology International Corporation 1st Uusecured Convertible Bond Issue in 2008	—	Financial assets at fair value through profit or loss	9		1,002	—		1,020	Note 4
		Epistar Corporation Ltd. 3rd Convertible Bond	—	Financial assets at fair value through profit or loss	35		3,732	—		3,798	Note 4
		Evergreen Marine Corp. (Taiwan) Ltd. 3rd Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	60		6,412	—		6,387	Note 4
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	—	Financial assets at fair value through profit or loss	40		4,351	—		4,492	Note 4
		Asia Optical’s Second Domestic Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	49		4,900	—		5,733	Note 4
		King Slide works Co., Ltd. 2nd convertible bond	—	Financial assets at fair value through profit or loss	50		5,000	—		5,360	Note 4
		Everlight Electronics Co., Ltd. 4th Convertible Bonds	—	Financial assets at fair value through profit or loss	50		5,000	—		5,500	Note 4
		Jintex Corp. 2nd Domestic Secured Convertible Bonds	—	Financial assets at fair value through profit or loss	20		2,000	—		2,380	Note 4
		Ability Enterprise Co., Ltd. 1st Unsecured Convertible Bonds	—	Financial assets at fair value through profit or loss	40		4,008	—		4,160	Note 4

22	Senao International (Samoa) Holding Ltd.	Stocks Senao International HK Limited	Subsidiary	Investment accounted for using equity method	—		—	100		—	Note 8

24	Chunghwa Investment Holding Co., Ltd.	Stocks CHI One Investment Co., Limited	Subsidiary	Investment accounted for using equity method	3,500	(US$	14,371 453)	100	(US$	14,371 453)	Note 1

26	CHI One Investment Co., Limited	Stocks Xiamen Sertec Business Technology Co., Ltd.	Equity-method investee	Investment accounted for using equity method	—		—	49		—	Note 9

(Continued)

Note 1:	The net asset values of investees were based on unreviewed financial statements.

Note 2:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage, yet. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Note 3:	The net asset values of beneficiary certification (mutual fund) were based on the net asset values on March 31, 2010.

Note 4:	Market value was based on the closing price of March 31, 2010.

Note 5:	Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.

Note 6:	The net asset values of investees were based on amortized cost.

Note 7:	Senao International (Samoa) Holding Ltd. (SIS) was established by Senao in 2009. No capital is injected in SIS yet by the end of March 2010.

Note 8:	Senao International HK Limited (SIHK) was established by SIS in 2009. No capital is injected in SIHK yet by the end of March 2010.

Note 9:	Xiamen Sertec Business Technology Co., Ltd. (Sertec) was joint ventured by COI in 2010. No capital is injected in Sertec yet by the end of March 2010.

Note 10:	Market value of emerging stock was based on the average trading price on March 31, 2010.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2010

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Beneficiary certificates (mutual fund)
		PCA Well Pool Fund	Available-for-sale financial assets	—	—	194,181	$2,500,000	—	$—	194,181	$2,521,514	$2,500,000	$21,514	—	$—
		Yuanta Wan Tai Bond Fund	Available-for-sale financial assets	—	—	173,683	2,500,000	103,616	1,500,000	173,683	2,513,590	2,500,000	13,590	103,616	1,500,000
		Central Diamond Bond Fund	Available-for-sale financial assets	—	—	126,106	1,500,000	—	—	126,106	1,504,977	1,500,000	4,977	—	—
		Polaris De-Li Fund	Available-for-sale financial assets	—	—	129,654	2,008,787	—	—	129,654	2,022,219	2,008,787	13,432	—	—
		Fuh-Hwa Bond Fund	Available-for-sale financial assets	—	—	108,849	1,500,000	—	—	108,849	1,504,158	1,500,000	4,158	—	—
Bonds
		China Development Financial Holding Corporation Unsecured Corporate Bonds-AB issue in 2005	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Taiwan Power Co. 5th secured Bond-A Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		Yuanta Securities Finance Co. Ltd. 1ND Unsecured Corporate Bonds-B Issue in 2007	Held-to-maturity financial assets	—	—	—	—	—	400,000 (Note 3)	—	—	—	—	—	400,000 (Note 3)
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		Taiwan Power Co. 5th secured Bond-B Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	400,000 (Note 3)	—	—	—	—	—	400,000 (Note 3)
		China Steel Corporation 1St Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 3)	—	—	—	—	—	100,000 (Note 3)
		Chinese Petroleum Corporation 1st Unsecured corporate Bonds - A Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 3)	—	—	—	—	—	100,000 (Note 3)
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	250,000 (Note 3)	—	—	—	—	—	250,000 (Note 3)
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)

8	Light Era Development Co., Ltd.	Stocks Yao Yong Real Property Co., Ltd.	Investment accounted for using equity method	—	Subsidiary	—	—	83,290	2,793,667	—	—	—	—	83,290	2,796,463 (Note 2)

Note 1:	Showing at their original carrying amounts without adjustments for fair values.
Note 2:	The ending balance includes investment gain (loss) recognized under equity method.
Note 3:	Stated as it is nominal amounts.

TABLE 5

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2010

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$351,161 (Note 4)	1	30 days	(Note 2)	(Note 2)	$307,263 (Note 5)		29
				Purchase	1,133,354 (Note 3)	4	30-90 days	(Note 2)	(Note 2)	(1,255,733 (Note 6	) )	(18)
		Chunghwa System Integration Co., Ltd	Subsidiary	Purchase	155,325 (Note 8)	—	30 days	—	—	(206,314 (Note 7	) )	(3)

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,118,050 (Note 3)	23	30-90 days	(Note 2)	(Note 2)	1,240,615 (Note 6)		70
				Purchase	340,392 (Note 4)	8	30 days	(Note 2)	(Note 2)	(161,343 (Note 5	) )	(15)

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	249,275 (Note 8)	93	30 days	—	—	208,299 (Note 7)		83

Note 1:	Excluding payment and receipts collected in trust for others.

Note 2:	Transaction terms were determined in accordance with mutual agreements.

Note 3:	The difference was because Senao International Co., Ltd. classified the amount as nonoperating income and other current liabilities.

Note 4:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note 5:	The difference was because Senao International Co., Ltd. classified the amount as other payables.

Note 6:	The difference was because Senao International Co., Ltd. classified the amount as other receivables.

Note 7:	The difference was because Chunghwa classified the amount as payables to contractors.

Note 8:	The difference was because Chunghwa classified the amount as property, plant and equipment, inventories, spare parts and other assets.

TABLE 6

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2010

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$307,263	4.94	$—	—	$307,263	$—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,495,758	4.85	—	—	2	—

2	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	208,299	3.14	—	—	54,737	—

Note:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

TABLE 7

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE THREE MONTHS ENDED MARCH 31, 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2010			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					March 31, 2010	December 31, 2009	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	29	$1,418,947	$293,079	$83,540	Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	2,915,201	(11,513)	(11,475)	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Telecommunications, telecommunications value-added services and other related professional investment	1,738,709	1,738,709	178,000	89	1,672,381	46,695	40,845	Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	1,389,939	1,389,939	61,869	100	1,412,966	7,706	7,706	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	712,951	9,668	5,850	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	484,630	116,817	56,820	Equity-method investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	465,800	25,285	18,189	Subsidiary
		InfoExplorer Co., Ltd.	Banqiao City, Taipei	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	49	265,337	(24,014)	(11,134)	Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	261,677	11,856	3,559	Equity-method investee
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	201,263	201,263	51,590	100	234,932	6,107	6,107	Subsidiary
		Chunghwa International Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	183,688	11,702	11,702	Subsidiary
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	89,938	82	25	Equity-method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	69,562	11,824	6,360	Subsidiary
		KingWay Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	71,770	71,770	1,703	33	66,220	(6,900)	(3,694)	Equity-method investee
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	60,592	5,978	3,497	Subsidiary
		So-net Entertainment Taiwan	Taipei	Online service and sale of computer hardware	60,008	60,008	3,429	30	27,572	(11,159)	(3,348)	Equity-method investee
		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	17,291	17,291	1	100	10,579	614	614	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Note 3)	—	— (Note 3)	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Note 3)	—	— (Note 3)	Subsidiary

1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales	206,190	206,190	15,295	41	306,391	38,612	15,831	Equity-method investee
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	—	—	—	100	— (Note 4)	—	—	Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of March 31, 2010				Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note
					March 31, 2010		December 31, 2009		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service.		$2,000		$2,000	200	100		$1,995		$(2)			$(2)		Subsidiary
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Network communication and engine room hiring	(HK$	1,678 400)	(HK$	1,678 400)	400	100	(HK$	983 240)	((HK$	(2 1)	) )	((HK$	(2 1)	) )	Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	(US$	6,068 200)	(US$	6,068 200)	200	100	(US$	7,769 244)	(US$	214 7)		(US$	214 7)		Subsidiary

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd	Brunei	Providing advanced business solutions to telecommunications	(US$	22,531 700)	(US$	16,179 500)	700	100	(US$	6,338 199)	((US$	(738 23)	) )	((US$	(738 23)	) )	Subsidiary

8	Light Era Development Co., Ltd.	Yao Yong Real Property co., Ltd.	Taipei	Real estate leasing business		2,793,667		—	83,290	100		2,796,463		4,693			2,796		Subsidiary

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	(SG$	409,061 18,102)	(SG$	409,061 18,102)	18,102	38	(SG$	408,321 17,972)	((SG$	(3,245 142)	) )	((SG$	(1,233 54)	) )	Equity-method investee

14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Tao Yuan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products		91,875		91,875	10,317	54		110,969		2,621			1,408		Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Burnei	General investment	(US$	34,483 1,043)	(US$	20,000 589)	1,043	100	(US$	25,070 783)	((US$	(72 2)	) )	((US$	(72 2)	) )	Subsidiary
		Tatung Technology Inc.	Taipei	The product of SET TOP BOX		50,000		50,000	5,000	28		31,396		(20,090)			(4,749)		Equity-method investee
		Panda Monium Company Ltd.	Cayman	The production of animation	(US$	20,000 602)	(US$	20,000 602)	602	43		—		—			—		Equity-method investee
		CHIEF Telecom Inc.	Taipei	Telecommunication and internet service		20,000		20,000	2,000	4		21,481		25,273			925		Equity-method investee
		Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products		28,040		—	575	0.22		28,684		292,914			644		Equity-method investee

18	Concord Technology Co., Ltd	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	(US$	22,531 700)	(US$	16,179 500)	700	100	(US$	6,333 199)	((US$	(738 23)	) )	((US$	(738 23)	) )	Subsidiary

22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited.	Hong Kong	Sales of communication business		—		—	—	100		— (Note 5)		—			—		Subsidiary

24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	General investment	(US$	14,371 453)		—	3,500	100	(US$	14,340 452)	((US$	(31 1)	) )	((US$	(31 1)	) )	Subsidiary

26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	Xiamen	Customer services and plate form rental activities		—		—	—	49		— (Note 6)		—			—		Equity-method investee

Note 1:	The equity in net income (loss) of investees was based on unreviewed financial statements except Senao International Co., Ltd.

Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Note 4:	Senao International (Samoa) Holding Ltd. was established by Senao International Co., Ltd. in 2009. No capital is injected in Senao International (Samoa) yet by March 31, 2010.

Note 5:	Senao International Co., Ltd. established Senao International HK Limited by the subsidiary, Senao International (Samoa) Holding Ltd., in 2009. No capital is injected in Senao International HK Limited yet by March 31, 2010.

Note 6:	Chunghwa Investment Holding Co., Ltd. joint ventured Xiamen Sertec Business Technology Co., Ltd. by the subsidiary, CHI One Investment Co., Limited, in Xiamen in 2010. No capital is injected in Xiamen Sertec Business Technology Co., Ltd. by March 31, 2010.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

THREE MONTHS ENDED MARCH 31, 2010

(Amounts in Thousands of New Taiwan Dollars, in Thousands of US Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2010		Investment Flows			Accumulated Outflow of Investment from Taiwan as of March 31, 2010		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)			Carrying Value as of March 31, 2010		Accumulated Inward Remittance of Earnings as of March 31, 2010
							Outflow		Inflow

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ (US$	22,531 700)	Note 1	$ (US$	16,179 500)	$ (US$	6,352 200)	$—	$ (US$	22,531 700)	100%	$ ((US$	(738 23)	) )	$ (US$	6,333 199)	$—

Accumulated Investment in Mainland China as of March 31, 2010		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA
$ (US$	22,531 700)	$ (US$	48,169 1,500)	$381,148 (Note 3)

Note 1:	Chunghwa System Integration Co., Ltd. indirectly owns these investees through an investment company registered in a third region.

Note 2:	Recognition of investment gains (losses) was calculated based on the investees’ unreviewed financial statements.

Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

TABLE 9

CHUNGHWA TELECOM CO., LTD.

SEGMENT INFORMATION

THREE MONTHS ENDED MARCH 31, 2010 AND 2009

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total
Three months ended March 31, 2010

Revenues from external customers	$17,244,610	$18,743,016	$5,664,097	$3,818,615	$47,499	$—	$45,517,837

Intersegment revenues (Note 2)	$3,377,318	$500,296	$212,826	$343,853	$112	$(4,434,405)	$—

Segment income before tax	$4,733,316	$7,221,163	$2,482,038	$771,387	$(252,011)	$—	$14,955,893

Total assets	$230,603,301	$58,204,872	$15,717,103	$19,532,710	$117,475,901	$—	$441,533,887

Three months ended March 31, 2009

Revenues from external customers	$17,732,819	$18,239,444	$5,570,450	$3,630,574	$34,958	$—	$45,208,245

Intersegment revenues (Note 2)	$3,318,852	$470,149	$159,631	$313,174	$216	$(4,262,022)	$—

Segment income before tax	$4,324,890	$7,320,003	$2,232,500	$501,049	$(354,985)	$—	$14,023,457

Total assets	$242,469,953	$61,592,732	$15,677,602	$17,793,132	$109,074,529	$—	$446,607,948

Note 1:	The Company organizes its reporting segments based on types of organizational business. The five reporting segments are segregated as below: Domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

•	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

•	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

•	Internet business - the provision of HiNet services and related services;

•	International fixed communications business - the provision of international long distance telephone services and related services;

•	Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:	Represents intersegment revenues from goods and services.

Note 3:	Beginning from September 1, 2009, the Company redefined its financial reporting operating segments into five operating segments: (a) domestic fixed communications business, (b) mobile communications business, (c) internet business, (d) international fixed communications business and (e) others. Prior to September 1, 2009, Chunghwa Telecom had seven operating segments: (a) local operations, (b) domestic long distance operations, (c) international long distance operations, (d) cellular service operations, (e) internet and data operations, (f) cellular phone sales and (g) all others. The redefinition of the company’s operating segments is expected to facilitate the management’s ability to assess the performance of each operating segment by conforming the company’s operating segments to the international trends of other telecommunications companies in general. The Company also early adopted the Statement of Financial accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009. For the comparative purpose, the segments information for the three months ended March 31, 2009 was presented in accordance with SFAS No. 41.

Exhibit 99.3

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2010 and 2009 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of March 31, 2010 and 2009, and the related consolidated statements of income and cash flows for the three months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with the Statement of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

As discussed in Note 2 to the consolidated financial statements, the financial statements of certain subsidiaries as of and for the three months ended March 31, 2010 and 2009 have not been reviewed. The total assets of these subsidiaries were 3.18% (NT$14,297,272 thousand) and 1.70% (NT$7,665,048 thousand), and the total liabilities of these subsidiaries were 9.86% (NT$5,775,159 thousand) and 3.00% (NT$1,818,155 thousand), of the related consolidated amounts as of March 31, 2010 and 2009, respectively. The total revenues of these subsidiaries were 1.60% (NT$792,365 thousand) and 1.08% (NT$531,756 thousand) of the related consolidated revenues for the three months ended March 31, 2010 and 2009, respectively, and their net losses were NT$104,358 thousand and NT$151,745 thousand for the three months ended March 31, 2010 and 2009, respectively. Further, as discussed in Note 12 to the consolidated financial statements, the financial statements of all equity method investees as of and for the three months ended March 31, 2010 and 2009 have not been reviewed. The aggregate carrying values of these equity method investees were NT$1,676,145 thousand and NT$2,347,725 thousand as of March 31, 2010 and 2009, respectively, and the equity in earnings (losses) of these equity method investees were NT$63,211 thousand and NT$(8,552) thousand for the three months ended March 31, 2010 and 2009, respectively.

Based on our reviews, except for the effects of such adjustments, if any, as might have been determined to be necessary had we reviewed financial statements of certain subsidiaries and equity method investees referred to in the preceding paragraph, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the consolidated financial statements, the Company early adopted the new Statements of Financial Accounting Standards No. 41, “Operating Segments” (“SFAS No. 41”) beginning from September 1, 2009.

/S/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

April 22, 2010

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2010 AND 2009

(Amounts In Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$79,193,038	18	$69,152,899	15
Financial assets at fair value through profit or loss (Notes 2 and 5)	46,000	—	8,993	—
Available-for-sale financial assets (Notes 2 and 6)	8,696,908	2	17,959,397	4
Held-to-maturity financial assets (Notes 2 and 7)	1,600,885	—	515,487	—
Trade notes and accounts receivable, net of allowance for doubtful
accounts of $2,740,974 in 2010 and $3,000,757 in 2009 (Notes 2 and 8)	10,970,886	2	10,932,495	3
Receivables from related parties (Note 27)	633,979	—	777	—
Other monetary assets (Note 9)	2,821,815	1	2,134,469	1
Inventories, net (Notes 2, 3, 10 and 20)	4,033,372	1	3,413,255	1
Deferred income tax assets (Notes 2 and 24)	100,645	—	93,765	—
Restricted assets (Notes 20, 28 and 29)	127,400	—	85,256	—
Other current assets (Notes 11 and 20)	6,177,067	1	6,270,785	1

Total current assets	114,401,995	25	110,567,578	25

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	1,676,145	1	2,347,725	—
Financial assets carried at cost (Notes 2 and 13)	2,544,329	1	2,537,357	1
Held-to-maturity financial assets (Notes 2 and 7)	6,123,566	1	3,926,522	1
Other monetary assets (Notes 14 and 29)	1,000,000	—	1,000,000	—

Total long-term investments	11,344,040	3	9,811,604	2

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15, 27, 28 and 29)
Cost
Land	103,794,563	23	101,475,043	22
Land improvements	1,535,066	—	1,496,380	—
Buildings	64,436,348	14	63,118,981	14
Computer equipment	16,170,715	4	16,135,676	4
Telecommunications equipment	658,000,801	146	652,003,784	144
Transportation equipment	1,970,242	1	2,293,206	1
Miscellaneous equipment	7,172,483	2	7,332,790	2

Total cost	853,080,218	190	843,855,860	187
Revaluation increment on land	5,800,909	1	5,810,650	1

	858,881,127	191	849,666,510	188
Less: Accumulated depreciation	562,244,879	125	547,494,574	121

	296,636,248	66	302,171,936	67
Construction in progress and advances related to acquisition of equipment	13,902,299	3	15,665,623	3

Property, plant and equipment, net	310,538,547	69	317,837,559	70

INTANGIBLE ASSETS (Note 2)
3G concession	6,555,008	2	7,298,936	2
Goodwill	283,054	—	262,395	—
Others	535,640	—	557,600	—

Total intangible assets	7,373,702	2	8,118,931	2

OTHER ASSETS
Leased assets (Note 28)	276,220	—	645,478	—
Idle assets (Note 2)	956,459	—	957,209	—
Refundable deposits	1,689,559	—	1,298,721	—
Deferred income tax assets (Notes 2 and 24)	487,916	—	1,549,668	1
Restricted assets (Note 28)	82,726	—	16,133	—
Others (Note 29)	2,522,572	1	841,281	—

Total other assets	6,015,452	1	5,308,490	1

TOTAL	$449,673,736	100	$451,644,162	100

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 16)	$3,499,000	1	$274,000	—
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	163	—	105,672	—
Trade notes and accounts payable (Note 20)	6,492,908	1	8,035,258	2
Payables to related parties (Note 27)	99,473	—	272,156	—
Income tax payable (Notes 2 and 24)	7,274,077	2	8,951,764	2
Accrued expenses (Note 17)	14,335,874	3	13,027,613	3
Current portion of long-term loans (Note 19)	115,113	—	6,300	—
Other current liabilities (Notes 2, 18, 20, 27 and 30)	16,481,801	4	15,606,433	3

Total current liabilities	48,298,409	11	46,279,196	10

NONCURRENT LIABILITIES
Long-term loans (Note 19)	194,035	—	414,528	—
Deferred income (Note 2)	2,508,776	—	2,103,085	—

Total noncurrent liabilities	2,702,811	—	2,517,613	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 26)	1,231,671	—	5,182,615	1
Customers’ deposits	5,933,285	2	6,098,836	2
Others	331,891	—	372,200	—

Total other liabilities	7,496,847	2	11,653,651	3

Total liabilities	58,593,053	13	60,545,446	13

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 2, 6, 15 and 21)
Common stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 9,696,808 thousand shares	96,968,082	21	96,968,082	21

Preferred stock - $10 par value	—	—	—	—

Additional paid-in capital:
Capital surplus	169,496,289	38	179,193,581	40
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	3,252	—	3	—

Total additional paid-in capital	169,512,711	38	179,206,754	40

Retained earnings:
Legal reserve	56,987,241	13	52,859,566	12
Special reserve	2,675,894	1	2,675,894	1
Unappropriated earnings	55,810,363	12	52,061,466	11

Total retained earnings	115,473,498	26	107,596,926	24

Other adjustments
Cumulative translation adjustments	(8,946)	—	22,571	—
Unrecognized net loss of pension	(44,105)	—	(4)	—
Unrealized loss on financial instruments	(565,000)	—	(2,103,215)	—
Unrealized revaluation increment	5,803,446	1	5,813,187	1

Total other adjustments	5,185,395	1	3,732,539	1

Total equity attributable to stockholders of the parent	387,139,686	86	387,504,301	86

MINORITY INTERESTS IN SUBSIDIARIES	3,940,997	1	3,594,415	1

Total stockholders’ equity	391,080,683	87	391,098,716	87

TOTAL	$449,673,736	100	$451,644,162	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated April 22, 2010)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

THREE MONTHS ENDED MARCH 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%
NET REVENUES (Note 27)	$49,615,417	100	$49,120,415	100

OPERATING COSTS (Note 27)	27,791,822	56	28,152,131	57

GROSS PROFIT	21,823,595	44	20,968,284	43

OPERATING EXPENSES (Note 27)
Marketing	5,211,979	10	5,133,315	10
General and administrative	979,905	2	953,359	2
Research and development	755,949	2	755,363	2

Total operating expenses	6,947,833	14	6,842,037	14

INCOME FROM OPERATIONS	14,875,762	30	14,126,247	29

NON-OPERATING INCOME AND GAINS (Note 27)
Gain on disposal of financial instruments, net	112,946	1	—	—
Interest income	93,142	—	214,421	—
Equity in earnings of equity method investees, net	63,211	—	—	—
Foreign exchange gain, net	56,496	—	212,103	—
Valuation gain on financial instruments, net	—	—	23,520	—
Others	76,271	—	214,537	1

Total non-operating income and gains	402,066	1	664,581	1

NON-OPERATING EXPENSES AND LOSSES
Interest expense	11,911	—	5,857	—
Loss on disposal of property, plant and equipment, net	11,206	—	2,903	—
Valuation loss on financial instruments, net	690	—	—	—
Loss on disposal of financial instruments, net	—	—	274,539	1
Impairment loss on assets	—	—	85,349	—
Equity in losses of equity method investees, net	—	—	8,552	—
Others	12,299	—	92,709	—

Total non-operating expenses and losses	36,106	—	469,909	1

INCOME BEFORE INCOME TAX	15,241,722	31	14,320,919	29

INCOME TAX EXPENSE (Notes 2 and 24)	2,969,329	6	3,333,711	7

CONSOLIDATED NET INCOME	$12,272,393	25	$10,987,208	22

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

THREE MONTHS ENDED MARCH 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%

ATTRIBUTABLE TO
Stockholders of the parent	$12,060,401	24	$10,787,389	22
Minority interests	211,992	1	199,819	—

	$12,272,393	25	$10,987,208	22

	2010		2009
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (Note 25)
Basic earnings per share	$1.54	$1.24	$1.45	$1.11

Diluted earnings per share	$1.54	$1.24	$1.44	$1.11

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated April 22, 2010)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$12,272,393	$10,987,208
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	114,228	134,841
Depreciation and amortization	8,690,394	9,240,105
Amortization of premium of financial assets	8,360	4,142
Loss (gain) on disposal of financial instruments, net	(112,946)	274,539
Valuation loss (gain) on financial instruments, net	690	(23,520)
Valuation loss on inventory	53,991	—
Loss on disposal of property, plant and equipment, net	11,206	2,903
Equity in loss (earnings) of equity method investees, net	(63,211)	8,552
Impairment loss on assets	—	85,349
Deferred income taxes	1,319	18,417
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	9,022	242,768
Financial liabilities held for trading	96	—
Trade notes and accounts receivable	886,743	(201,260)
Receivables from related parties	(21,437)	(700,285)
Other monetary assets	(975,359)	60,957
Inventories	(38,950)	573,632
Other current assets	(2,737,447)	(1,732,160)
Increase (decrease) in:
Trade notes and accounts payable	(2,781,074)	(3,390,973)
Payables to related parties	(159,587)	449,321
Income tax payable	2,962,471	3,264,076
Accrued expenses	(3,100,584)	(3,313,269)
Other current liabilities	632,374	26,829
Deferred income	24,452	30,790
Accrued pension liabilities	14,535	8,166

Net cash provided by operating activities	15,691,679	16,051,128

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial assets at fair value through profit or loss	(6,008)	—
Acquisition of available-for-sale financial assets	(1,811,911)	(5,000,000)
Proceeds from disposal of available-for-sale financial assets	10,587,747	1,093,285
Acquisition of held-to-maturity financial assets	(2,703,308)	(883,860)
Proceeds from disposal of held-to-maturity financial assets	—	251,246
Acquisition of investments accounted for using equity method	—	(302,629)
Acquisition of financial assets carried at cost	(58,869)	—
Proceeds from disposal of financial assets carried at cost	99,308	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2010	2009
Acquisition of property, plant and equipment	$(4,167,116)	$(4,703,135)
Proceeds from disposal of property, plant and equipment	26,378	22
Increase in intangible assets	(14,332)	(36,651)
Decrease (increase) in restricted assets	3	(16,157)
Increase in other assets	(1,890,068)	(244,435)

Net cash provided by (used in) investing activities	61,824	(9,842,314)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	2,736,000	16,000
Repayment of long-term loans	(29,285)	(2,140)
Increase in long-term loans	—	385,128
Decrease in customers’ deposits	(85,082)	(40,782)
Increase (decrease) in other liabilities	24,926	(59,489)
Capital reduction	(9,696,808)	(19,115,554)
Proceeds from exercise of employee stock option granted by subsidiary	25,375	17,811
Acquisition of additional interests in subsidiary	(28,040)	—

Net cash used in financing activities	(7,052,914)	(18,799,026)

EFFECT OF EXCHANGE RATE CHANGES	(3,060)	(3,044)

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	(2,763,981)	457,990

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,933,548	(12,135,266)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	73,259,490	81,288,165

CASH AND CASH EQUIVALENTS, END OF PERIOD	$79,193,038	$69,152,899

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$3,396	$2,465

Income tax paid	$5,290	$51,860

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$39,730	$6,300

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$3,069,735	$3,651,310
Payables to suppliers	1,097,678	1,051,148
Prepayments for equipment	(297)	677

	$4,167,116	$4,703,135

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

The acquisition of Yao Yong Real Property Co., Ltd. (“YYRP”) by Light Era Development Co., Ltd. (LED) was made on March 1, 2010. The following table presents the allocation of acquisition costs of YYRP to assets acquired and liabilities assumed based on their fair values on the basis of the preliminary data obtained:

Cash and cash equivalents	$29,686
Other monetary assets	13,439
Deferred income tax assets	5,603
Property, plant, and equipment	2,781,547
Customers’ deposits	(34,857)
Accrued expenses	(1,312)
Other current liabilities	(1,311)

Total	2,792,795
Percentage of ownership	100%

2,792,795
Goodwill	872

Acquisition costs of acquired subsidiary	$2,793,667

The acquisition of InfoExplorer Co., Ltd. (“IFE”) was made on January 20, 2009. The following table presents the allocation of acquisition costs of IFE to assets acquired and liabilities assumed based on their fair values on the basis of the final data on May 7, 2009:

Cash and cash equivalents	$457,990
Receivables	13,479
Other current assets	14,792
Property, plant, and equipment	40,221
Identifiable intangible assets	53,001
Refundable deposits	2,468
Other assets	2,338
Payables	(83,319)
Income tax payable	(246)
Other current liabilities	(153)

Total	500,571
Percentage of ownership	49.07%

245,630
Goodwill	37,870

Acquisition costs of acquired subsidiary (cash prepaid for long-term investments in December 2008)	$283,500

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated April 22, 2010)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (“GSM”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979. SENAO engages mainly in selling and maintaining mobile phones and its peripheral products. Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has substantial control in SENAO by obtaining half of the seats of the board of directors of SENAO on April 12, 2007. On March 27, 2009, the board of directors of Chunghwa resolved to purchase 48,000 thousand common shares of SENAO through SENAO’s private placement. However, Chunghwa and SENAO did not complete the required procedures within the legal payment period; therefore, Chunghwa and SENAO decided to discontinue the private placement.

Senao International (Samoa) Holding Ltd. (SIS) was established by SENAO in 2009. SIS will engage mainly in international investment activities; however, no capital is injected in SIS and SIS is not on operation stage yet by March 31, 2010.

Senao International HK Limited (SIHK) was established by SIS in 2009. SIHK will engage mainly in the sales of telecommunication business; however, no capital is injected in SIHK and SIHK is not on operation stage yet by March 31, 2010.

Chunghwa established Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January 2007. CIYP engages mainly in yellow pages sales and advertisement services.

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991. CHIEF engages mainly in internet communication and internet date center (“IDC”) service. Chunghwa acquired 70% shares of CHIEF on September 2006.

Unigate Telecom Inc. (“Unigate”) was established by CHIEF in 1999. Unigate engages mainly in telecommunication and information software service.

CHIEF Telecom (Hong Kong) Limited (“CHIEF (HK)”) was established by CHIEF in 2003. CHIEF (HK) engages mainly in internet communication and internet data center (“IDC”) service. On August 20, 2009, the stockholders of CHIEF (HK) resolved to dissolve CHIEF (HK). CHIEF (HK) will enter into liquidation process upon receiving the local government authorization. This procedure is still in the application phase as of the date of the review report.

Chief International Corp. (“CIC”) was established by CHIEF in 2008. CIC engages mainly in internet communication and internet data center (“IDC”) services.

Chunghwa System Integration Co., Ltd. (“CHSI”) was incorporated in 2002. CHSI engages mainly in providing communication and information integration services. Chunghwa has acquired 100% shares of CHSI in December 2007.

Concord Technology Co., Ltd. (“Concord”), a subsidiary of CHSI, was incorporated in 2006. Concord engages mainly in investment.

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006. GNSS (Shanghai) engages mainly in planning and designing of systems and communications and information integration services. On March 20, 2009, the stockholders of CHSI resolved to dissolve GNSS (Shanghai). On July 23, 2009, the board of directors of CHSI revoked the original resolution of dissolution.

Chunghwa Telecom Global, Inc. (“CHTG”) was incorporated in 2004. CHTG engages mainly in international data and internet services and long distance call wholesales to carriers. Chunghwa acquired 100% shares of CHTG in December 2007.

Donghwa Telecom Co., Ltd. (“DHT”) was incorporated in 2004. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services. Chunghwa acquired 100% shares of DHT in December 2007.

Spring House Entertainment Inc. (“SHE”) was incorporated in 2000. SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development. SHE was an equity method investee before Chunghwa obtained control interest over it in January 2008.

Chunghwa established Light Era Development Co., Ltd. (“LED”) in January 2008. LED engages mainly in development of property for rent and sale.

Yao Yong Real Property Co., Ltd. (“YYRP”) was incorporated in 2002. YYRP engages mainly in real estate management and leasing business. LED acquired 100% ownership interest of Yao Yong Real Property on March 1, 2010.

Chunghwa established Chunghwa Telecom Singapore Pte. Ltd. (“CHTS”) in July 2008, CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”) in October 2008. CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

InfoExplorer Co., Ltd. (“IFE”) was incorporated in 2008. IFE engages mainly in information system planning and maintenance, software development, and information technology consultation services. Chunghwa acquired 49% shares of IFE on January 5, 2009 and has control over IFE by obtaining half of seats of the board of directors of IFE on January 20, 2009.

Chunghwa Investment Co., Ltd. (“CHI”) was established in 2002. CHI engages mainly in professional investing in telecommunication business, and telecommunication valued-added services. Chunghwa acquired additional 40% of the shares of CHI on September 9, 2009 for $758,709 thousand. Chunghwa increased its ownership interest in CHI from 49% to 89% and became the parent company of CHI. As a result of additional acquisition of CHI, the accounts of CHI and its subsidiaries are included in the consolidated financial statements starting from September 9, 2009.

Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”) was established in 2005 as the subsidiary of CHI. CHPT engages mainly in production and marketing in semiconductor testers and printed circuit board.

Chunghwa Investment Holding Co., Ltd. (“CIHC”) was established by CHI in 2004. CIHC engages mainly in general investment activities.

CHI One Investment Co., Ltd. (COI) was established by CHI in 2009. COI engages mainly in investment activities.

Chunghwa has established New Prospect Investments Holdings Ltd. (“New Prospect”) and Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006, but not on operation stage yet. Both holding companies are operating as investment companies and Chunghwa has 100% ownership interest in an amount of US$1 in each holding company by the end of March 31, 2010.

As of March 31, 2010 and 2009, the Company had 27,933 and 27,303 employees, respectively.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of March 31, 2010:

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”. Minority interests in the aforementioned subsidiaries are presented as a separate component of stockholders’ equity.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of consolidated financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, directors and supervisors, pension plans and income tax which are inherently uncertain. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Principle of Consolidation

The Company accounts for business combinations in accordance with the requirements of the Statement of Financial Accounting Standards No. 25, “Business Combinations”.

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of the Company, and the accounts of investees in which the Company’s ownership percentage is less than 50% but over which the Company has a controlling interest. All significant intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements for the three months ended March 31, 2010 include the accounts of Chunghwa, SENAO, SIS, SIHK, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, YYRP, CHTS, CHTJ, IFE, CHI, CHPT, CIHC, COI, New Prospect and Prime Asia. The consolidated financial statements for the three months ended March 31, 2009 include the accounts of Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, CHTS, CHTJ, IFE, New Prospect and Prime Asia.

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated in New Taiwan dollars at the exchange rates in effect on the balance sheet date; stockholders’ equity accounts are translated into New Taiwan dollars at historical exchange rates and income statement accounts are translated into New Taiwan dollars at average exchange rates during the period.

The financial statements as of and for the three months ended March 31, 2010 and 2009 of the following subsidiaries have not been reviewed: SIS, SIHK, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, YYRP, CHTS, CHTJ, IFE, CHI, CHPT, CIHC, COI, New Prospect and Prime Asia, as of and for the three months ended March 31, 2010. CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, CHTS, CHTJ, IFE, New Prospect and Prime Asia, as of and for the three months ended March 31, 2009. The total assets of these subsidiaries were 3.18% ($14,297,272 thousand) and 1.70% ($7,665,048 thousand), and the total liabilities of these subsidiaries were 9.86% ($5,775,159 thousand) and 3.00% ($1,818,155 thousand), of the related consolidated amounts as of March 31, 2010 and 2009, respectively. The total revenues of these subsidiaries were 1.60% ($792,365 thousand) and 1.08% ($531,756 thousand) of the related consolidated revenues for the three months ended March 31, 2010 and 2009, respectively, and their net losses were $104,358 thousand and $151,745 thousand for the three months ended March 31, 2010 and 2009, respectively.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from balance sheet date. Current liabilities are obligations expected to be settled within one year from balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

LED engages mainly in development of property for rent and sale. The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items. Assets and liabilities related to property development over its operating cycle are classified as noncurrent items.

Cash Equivalents

Cash equivalents are commercial paper with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition which are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. Incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract are recognized in marketing expenses as incurred.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Inventories of LED are stated at the lower of cost or net realizable value. Prepayments for licensing and other miscellaneous costs have been capitalized as part of inventory. Profit shall be recognized in full when the land is sold, provided (a) the profit is determinable, that is, the collectability of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually completed.

Investments Accounted for using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa exercises significant influence over these equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured such as non-publicly traded stocks are measured at their original cost. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash dividends and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 3 to 10 years; telecommunication equipment - 5 to 30 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 2 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the year of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software, patents and goodwill.

The 3G Concession is valid through December 31, 2018. The 3G Concession fees is amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2-20 years.

The Company adopted the newly released Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified other than goodwill, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Goodwill represents the excess of the consideration paid over the fair value of identifiable net assets acquired. Goodwill is tested for impairment annually. If an event occurs or circumstances change which indicates that the fair value of goodwill is below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the consolidated statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains (losses) and curtailment or settlement gains (losses).

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans. Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from the Chunghwa’s early retirement programs. Curtailment/settlement gains or losses are equal to the changes of underfunded status plus the a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

The carrying amount of accrued pension liability should be the sum of the following amounts: (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets. If the amount determined by above calculation is negative, it is viewed as prepaid pension cost. The prepaid pension cost is measured at the lower of: (a) the amount determined above, and (b) the sum of the following amounts: (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for using fair value method in accordance with under SFAS No. 39, “Accounting for Share-based Payment.” The adoption of SFAS No. 39 did not have any impact on the Company.

Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation (the “ARDF”). The Company adopted the intrinsic value method, under which compensation cost was amortized over the vesting period.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees and consolidate subsidiaries are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at period-end; stockholders’ equity - historical rates, income and expenses - average rates during the period. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

A hedging relationship qualifies for hedge accounting only if, all of the following conditions are met: (a) at the inception of the hedge, there is formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge; (b) the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk, consistently with the risk management strategy documented for that particular hedging relationship; (c) the effectiveness of the hedge can be reliably measured; (d) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in earnings.

The hedging items that do not meet the criteria for hedge accounting were classified as financial assets or financial liabilities at fair value through profit or loss.

3.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company early adopted the Statement of Financial Accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009. This Statement supersedes the Statement of Financial Accounting Standards No. 20 “Segment Reporting”. For comparative purpose, the segment information for the three months ended March 31, 2009 was presented in accordance with SFAS No. 41.

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories,” (“SFAS No. 10”) beginning from January 1, 2009, which requires inventories to be stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. The inventory-related incomes and expenses shall be classified in operating cost.

4.	CASH AND CASH EQUIVALENTS

	March 31
	2010	2009
Cash
Cash on hand	$579,273	$150,357
Bank deposits	7,097,350	12,696,229
Negotiable certificate of deposit, annual yield rate - ranging from 0.32%-0.38% and 0.19%-2.45% for 2010 and 2009, respectively.	60,400,000	41,650,791

	68,076,623	54,497,377
Cash equivalents
Commercial paper, annual yield rate - 0.19%-0.27% and 0.16%-0.27% for 2010 and 2009, respectively.	11,116,415	14,655,522

	$79,193,038	$69,152,899

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2010	2009
Current

Derivatives - financial assets
Currency swap contracts	$6,841	$—
Forward exchange contracts	329	8,993

Designated financial assets at fair value through profit or loss	7,170	8,993
Convertible bonds	38,830	—

	$46,000	$8,993

Derivatives - financial liabilities
Index future contracts	$112	$—
Forward exchange contracts	51	105,672

	$163	$105,672

Chunghwa entered into investment management agreements with well-known financial institutions (fund managers) to manage its investment portfolios in 2006. The investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. Chunghwa terminated the investment management agreements on March 2, 2009 and asked fund managers to dispose all the investment portfolios. The fund managers had disposed all investment portfolios before June 23, 2009 and returned the proceeds to Chunghwa.

The Company entered into currency swap contracts, forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts and forward exchange contracts as of March 31, 2010 and 2009:

	Currency	Maturity Period	Contract Amount (In Thousands)
March 31, 2010

Currency swap contracts	USD/NTD	2010.04		USD45,000/NTD1,437,533
Forward exchange contracts - buy	NTD/USD	2010.04	NTD	252,927

March 31, 2009

Forward exchange contracts - sell	EUR/USD	2009.04	EUR	3,540
	GBP/USD	2009.04	GBP	3,680
	JPY/USD	2009.04	JPY	304,000
	USD/NTD	2009.04	USD	96,000
	USD/EUR	2009.04	USD	4,514
	USD/GBP	2009.04	USD	5,278
	USD/JPY	2009.04	USD	3,137
Forward exchange contracts - buy	NTD/USD	2009.04	NTD	137,091

Outstanding index future contracts on March 31, 2010 were as follows:

	Maturity Period	Units	Contract Amount (In Thousands)

TAIEX futures	2010.04	4	NTD	6,212
TAIEX futures	2010.05	5	NTD	7,884

The Company did not have any index future contracts on March 31, 2009.

As of March 31, 2010, the deposits paid for index future contracts were $693 thousand.

The convertible bonds owned by CHI are hybrid financial instruments that are measured and designated as fair value through profit or loss.

Net gain (loss) arising from financial assets and liabilities at fair value through profit or loss for the three months ended March 31, 2010 and 2009 were $12,005 thousand (including realized settlement gain of $11,892 thousand and valuation gain of $113 thousand) and $(14,956) thousand (including realized settlement loss of $9,865 thousand and valuation loss of $5,091 thousand), respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31
	2010	2009

Open-end mutual funds	$8,141,335	$17,768,474
Domestic listed stocks	412,731	—
Corporate bonds	103,077	—
Real estate investment trust fund	39,765	190,923

	$8,696,908	$17,959,397

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Three Months Ended March 31
	2010	2009

Balance, beginning of period	$(447,129)	$(2,264,932)
Recognized in stockholders’ equity	(163,653)	(60,920)
Transferred to profit or loss	45,782	227,894

Balance, end of period	$(565,000)	$(2,097,958)

As a result of the global economic and financial crisis, Chunghwa determined that the impairment losses of available-for-sale financial assets was other-than-temporary in nature, and recorded impairment losses of $85,349 thousand for the three months ended March 31, 2009.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	Three Months Ended March 31
	2010	2009

Corporate bonds, nominal interest rate ranging from 0.77%-4.75% and 0.89%-4.75% for 2010 and 2009, respectively; effective interest rate ranging from 0.45%-2.95% and 0.89%-2.95% for 2010 and 2009, respectively	$7,226,450	$3,516,546
Bank debentures, nominal interest rate ranging from 1.87%-2.11% and 1.96%-2.80% for 2010 and 2009, respectively; effective interest rate ranging from 1.14%-2.90% and 2.33%-2.90%, respectively	498,001	895,350
Collateralized loan obligation, nominal and effective interest rate were both 2.175% for 2009	—	30,113

	7,724,451	4,442,009
Less: Current portion	1,600,885	515,487

	$6,123,566	$3,926,522

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Three Months Ended March 31
	2010	2009

Balance, beginning of period	$2,798,679	$3,050,691
Provision for doubtful accounts	109,291	131,183
Accounts receivable written off	(166,996)	(181,117)

Balance, end of period	$2,740,974	$3,000,757

9.	OTHER MONETARY ASSETS - CURRENT

	March 31
	2010	2009

Accrued custodial receipts from other carriers	$387,260	$449,917
Other receivables	2,434,555	1,684,552

	$2,821,815	$2,134,469

10.	INVENTORIES, NET

	March 31
	2010	2009

Merchandise	$2,050,678	$1,773,223
Work in process	662,357	554,127

	2,713,035	2,327,350
Land held under development	1,040,464	706,176
Land held for development	278,703	337,738
Prepayment for construction	1,170	41,991

	$4,033,372	$3,413,255

The operating costs related to inventories were $6,367,771 thousand (including valuation loss on inventories of $53,991 thousand) and $5,764,238 thousand for the three months ended March 31, 2010 and 2009, respectively.

Land held under development on March 31, 2010 was for Wan-Xi and Guang-Diang projects which are expected to be completed in 2012. Land held under development on March 31, 2009 was for Wan-Xi project which is expected to be completed in 2012.

11.	OTHER CURRENT ASSETS

	March 31
	2010	2009

Prepaid expenses	$2,580,583	$2,582,529
Spare parts	1,965,942	2,301,188
Prepaid rents	882,008	877,091
Miscellaneous	748,534	509,977

	$6,177,067	$6,270,785

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2010		2009
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Non-listed
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	$484,630	40	$574,203	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	408,321	38	403,489	38
Senao Networks, Inc. (“SNI”)	306,391	41	279,833	44
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	261,677	30	96,647	33
Skysoft Co., Ltd. (“SKYSOFT”)	89,938	30	86,594	30
KingWay Technology Co., Ltd. (“KWT”)	66,220	33	74,335	33
Tatung Technology Inc.	31,396	28	—	—
So-net Entertainment Co., Ltd. (“So-net”)	27,572	30	—	—
Chunghwa Investment Co., Ltd. (“CHI”)	—	—	832,624	49
PandaMonium Company Ltd.	—	43	—	—
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	—	—	—	—

	$1,676,145		$2,347,725

ST-1 telecommunications satellite is expected be retired in 2011; therefore, CHTS and SingTelSat Pte., Ltd. established a joint venture, ST-2 Satellite Ventures Pte., Ltd. (“STS”) in Singapore in October 2008 in order to maintain the current service. By March 31, 2010, Chunghwa has invested $409,061 thousand in STS. STS will engage in the installation and the operation of ST-2 telecommunications satellite.

Chunghwa participated in the capital increase of Viettel-CHT in September 2009, by investing $197,088 thousand cash and its ownership interest of Viettel-CHT was decreased from 33% to 30%. Viettel-CHT engages mainly in IDC services.

PandaMonium Company Ltd. and Tatung Technology Inc. are the subsidiaries of Chunghwa Investment Co., Ltd. They engage mainly in making animations and selling the product of SET TOP BOX, respectively.

Chunghwa participated in So-net Entertainment Co., Ltd.’s capital increase on April 3, 2009, by investing $60,008 thousand cash, and acquired 30% of its shares. So-net Entertainment Co., Ltd. engages mainly in online service and sale of computer hardware.

Xiamen Sertec Business Technology Co., Ltd. (“Sertec”) was invested by COI and Xiamen Information Investment Co., Ltd. as joint venture in 2010. Sertec engages mainly in customer services and plateform rental activities. No capital is injected in Sertec yet by March 31, 2010.

The aggregate carrying values of the equity method investments whose financial statements have not been reviewed were $1,676,145 thousand and $2,347,725 thousand as of March 31, 2010 and 2009, respectively. The net equity in earnings (losses) of such equity investees were $63,211 thousand and $(8,552) thousand for the three months ended March 31, 2010 and 2009, respectively.

13.	FINANCIAL ASSETS CARRIED AT COST

	March 31
	2010		2009
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Non-listed
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	127,018	11	127,018	11
iD Branding Ventures (“iDBV”)	99,504	11	75,000	8
UniDisplay Inc.	46,000	3	—	—
Giga Solar Materials Corp.	40,856	2	—	—
RPTI International (“RPTI”)	34,500	10	34,500	12
A2peak Power Co., Ltd.	27,500	3	—	—
Digimax Inc. (“DIG”)	23,935	4	—	—
ChipSip Technology Co.	23,247	3	—	—
N.T.U. Innovation Incubation Corporation	12,000	9	12,000	9
CoaTronics Inc.	12,000	10	—	—
Crystal Media Inc.	11,642	5	—	—
Lextar Electronics Corp.	10,650	—	—	—
Win Semiconductors Corp.	10,555	—	—	—
Huga Optotech Inc.	10,477	—	—	—
Optivision Technology Inc.	10,188	—	—	—
Join Well Technology Co.	9,971	—	—	—
Tatung Fine Chemicals Co.	8,023	—	—	—
Taimide Technology Ltd.	7,200	3	—	—
DelSolar Co.	5,646	—	—	—
Subtron Technology Co.	4,947	—	—	—
J Touch Corporation	4,161	—	—	—
Taidoc Technology Corporation	3,498	—	—	—
Daxon Technology Corporation	3,464	—	—	—
3 Link Information Service Co., Ltd.	3,450	10	3,450	10
Cando Corporation	3,289	—	—	—
XinTec Inc.	1,078	—	—	—
Essence Technology Solution, Inc. (“ETS”)	—	9	10,000	9
eASPNet Inc.	—	2	—	2

	2,544,329		2,251,498
Prepayments for long-term investments in stocks
Taipei Financial Center (“TFC”)	—	—	285,859	—

	$2,544,329		$2,537,357

RPTI completed a capital reduction to offset its deficits and as a result the number of shares held by Chunghwa was reduced from 9,234 thousand shares to 4,765 thousand shares. Subsequent to this capital reduction, RPTI raised additional capital through cash contributions. Chunghwa did not participate in the RPTI’s capital increase plan; therefore, Chunghwa’s ownership of RPTI decreased to 10%.

After evaluating the financial assets carried at cost, CHI determined the investment in DIG was impaired and recognized an impairment loss of NT$10,289 thousand for the year ended December 31, 2009.

After evaluating the financial assets carried at cost, Chunghwa determined the investment in ETS was impaired and recognized an impairment loss of NT$10,000 thousand for the year ended December 31, 2009.

Chunghwa participated in TFC’s capital increase in October 2008 and prepaid $285,859 thousand. However, TFC was not expected to be able to collect enough amount of capital increase within a specific period; therefore TFC’s board of directors held a meeting on April 10, 2009 and resolved to withdraw its capital increase plan from Financial Supervisory Commission, Executive Yuan (“FSC”). TFC returned the prepayment to Chunghwa on May 8, 2009.

The above investments that do not have a quoted market price in an active market and whose fair values can not be reliably measured are carried at original cost.

14.	OTHER MONETARY ASSETS - NONCURRENT

	March 31
	2010	2009

Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects.

15.	PROPERTY, PLANT AND EQUIPMENT

	March 31
	2010	2009
Cost
Land	$103,794,563	$101,475,043
Land improvements	1,535,066	1,496,380
Buildings	64,436,348	63,118,981
Computer equipment	16,170,715	16,135,676
Telecommunications equipment	658,000,801	652,003,784
Transportation equipment	1,970,242	2,293,206
Miscellaneous equipment	7,172,483	7,332,790

Total cost	853,080,218	843,855,860
Revaluation increment on land	5,800,909	5,810,650

	858,881,127	849,666,510

Accumulated depreciation
Land improvements	965,010	912,283
Buildings	17,740,426	16,583,096
Computer equipment	12,249,929	12,152,699
Telecommunications equipment	523,502,292	509,568,942
Transportation equipment	1,743,988	2,095,821
Miscellaneous equipment	6,043,234	6,181,733

	562,244,879	547,494,574

Construction in progress and advances related to acquisition of equipment	13,902,299	15,665,623

Property, plant and equipment, net	$310,538,547	$317,837,559

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholders’ equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments. As of March 31, 2010, the unrealized revaluation increment was decreased to $5,803,466 thousand due to disposal of revaluation assets.

Depreciation expense on property, plant and equipment for the three months ended March 31, 2010 and 2009 were $8,371,061 thousand and $8,944,548 thousand, respectively. No interest was capitalized for the three months ended March 31, 2010. The capitalized interest expense for the three months ended March 31, 2009 amounted to $122 thousand, and capitalized rate were 1.25%-1.604%.

16.	SHORT-TERM LOANS

	March 31
	2010	2009

Unsecured loans - annual rate - 0.82%-1.23% and 1.25%-1.30% for the 2010 and 2009, respectively	$3,011,000	$274,000
Secured loans - annual rate - 0.81% for 2010	488,000	—

	$3,499,000	$274,000

17.	ACCRUED EXPENSES

	March 31
	2010	2009

Accrued salary and compensation	$5,468,671	$5,164,211
Accrued franchise fees	2,745,815	2,910,613
Accrued employees’ bonus and remuneration to directors and supervisors	2,459,864	2,354,709
Other accrued expenses	3,661,524	2,598,080

	$14,335,874	$13,027,613

18.	OTHER CURRENT LIABILITIES

	March 31
	2010	2009

Advances from subscribers	$7,699,235	$6,063,431
Amounts collected in trust for others	1,993,862	2,262,345
Payables to equipment suppliers	1,434,687	1,983,429
Payables to contractors	1,312,771	1,114,070
Refundable customers’ deposits	1,056,287	997,543
Miscellaneous	2,984,959	3,185,615

	$16,481,801	$15,606,433

19.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	March 31
	2010	2009

Unsecured loans - annual rate - 2.01%-2.04% and 2.01%-2.17% for 2010 and 2009, respectively	$284,660	$385,128
Secured loans - annual rate - 1.00%-1.37% and 1.00% for 2010 and 2009, respectively	24,488	35,700

	309,148	420,828
Less: Current portion of long-term loans	115,113	6,300

	$194,035	$414,528

CHIEF obtained an unsecured loan from Bank of Taiwan in January 2009. Interest and principal amount are paid monthly from January 2009 and due in January 2013.

SHE obtained a loan from the Industrial Development Bureau, Ministry of Economic Affairs and obtained a secured loan from Taiwan Business Bank. Interest is paid monthly and the principal is paid every three month from January 2009 and due in April 2013.

CHI obtained a secured loan from the E. Sun Commercial Bank in December 2006. Interest and the principal are payable monthly from January 2007 and due December 2009. CHI obtained another loan from the E. Sun Commercial Bank in February 2009. Interest and the principal are paid monthly from March 2009 and due in February 2013.

20.	MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The Company classified LED’s assets and liabilities of the construction operations as current and noncurrent according to the length of the operating cycle of the construction operations. Maturity analysis of LED’s related assets and liabilities was as follows:

	March 31, 2010
	Within One Year	Over One Year	Total
Assets

Inventories	$—	$1,320,337	$1,320,337
Deferred expenses (classified as other current assets)	—	140,254	140,254
Restricted assets	—	109,276	109,276

	$—	$1,569,867	$1,569,867

Liabilities

Trade notes and accounts payable	$5,924	$—	$5,924
Advance from land and building (classified as other current liabilities)	—	385,475	385,475

	$5,924	$385,475	$391,399

	March 31, 2009
	Within One Year	Over One Year	Total
Assets

Inventories	$—	$1,085,905	$1,085,905
Deferred expenses (classified as other current assets)	—	91,580	91,580
Restricted assets	—	71,046	71,046

	$—	$1,248,531	$1,248,531

Liabilities

Advance from of land and building (classified as other current liabilities)	$—	$242,370	$242,370

21.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,000, which is divided into 12,000,000,000 common shares (at $10 par value per share), among which 9,696,808,181 shares are issued and outstanding as of March 31, 2010.

On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006. In accordance with the Articles of Incorporation of Chunghwa, the preferred shares would be redeemed by Chunghwa three years from the date of issuance at their par value. These preferred shares expired on April 4, 2009 and were redeemed on April 6, 2009.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of March 31, 2010, the outstanding ADSs were 1,021,842 thousand common shares, which equaled approximately 102,184 thousand units and represented 10.54% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the three months ended March 31, 2010 and 2009, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued on past experiences and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resolved in the stockholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2008 and 2007 earnings of Chunghwa have been approved and resolved by the stockholders on June 19, 2009 and June 19, 2008 as follows:

	Appropriation of Earnings		Dividend Per Share
	2008	2007	2008	2007

Legal reserve	$4,127,675	$4,823,356	$—	$—
Special reserve	475	—	—	—
Reversal of special reserve	—	3,304	—	—
Cash dividends	37,138,775	40,716,130	3.83	4.26
Stock dividends	—	955,778	—	0.10
Employee bonus - cash	—	1,303,605	—	—
Employee bonus - stock	—	434,535	—	—
Remuneration to board of directors and supervisors	—	43,454	—	—

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 19, 2009, were $1,629,915 thousand and $38,807 thousand, respectively. The bonus to employees was all settled in cash. The aforementioned approved amounts of the bonus to employees and the remuneration to directors and supervisors were different from the accrual amounts of $1,723,921 thousand and $40,886 thousand, respectively, reflected in the statement of income for the year ended December 31, 2008. The differences of $94,006 thousand and $2,079 thousand, respectively, were treated as change in estimates and were adjusted against earnings for the year ended December 31, 2009.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of $9,696,808 thousand to common capital stock. The abovementioned 2009 capital increase proposal was effectively approved by FSC. The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The abovementioned 2009 capital reduction proposal was effectively approved by FSC. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2009. Subsequently, common capital stock was reduced by NT$9,696,808 thousand and the stock transfer date of capital reduction was January 28, 2010. The amount due to stockholders for capital reduction was paid in February 2010.

The stockholders, at a special meeting held on August 14, 2008, resolved to transfer capital surplus in the amount of $19,115,554 thousand to common capital stock. The abovementioned 2008 capital increase proposal was effectively registered with FSC. The board of directors resolved the ex-dividend date of the aforementioned proposal as October 25, 2008.

The stockholders, at the stockholders’ meeting held on August 14, 2008, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $19,115,554 thousand to common capital stock and was effectively registered with FSC. Chunghwa designated December 30, 2008 as the record date and March 9, 2009 as the stock transfer date of capital reduction. Subsequently, common capital stock was reduced by $19,115,554 thousand and a liability for the same amount of cash to be distributed to stockholders was recorded. Such cash payment to stockholders was made in March 2009.

The appropriation of Chunghwa’s 2009 earnings has not been resolved by the board of directors as of the report date. Information on the appropriation of Chunghwa’s 2009 earnings, employee bonus and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders will be available at the Market Observation Post System website.

22.	SHARE-BASED COMPENSATION PLANS

SENAO share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price

2003.09.03	2003.10.17	3,981	$14.7 (Original price $20.2)
2003.09.03	2004.03.04	385	17.6 (Original price $23.9)
2004.12.01	2004.12.28	6,500	10.0 (Original price $11.6)
2004.12.01	2005.11.28	1,500	14.4 (Original price $18.3)
2005.09.30	2006.05.05	10,000	13.3 (Original price $16.9)
2007.10.16	2007.10.31	6,181	42.6 (Original price $44.2)

		28,547

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividend (except for 2007 Plan), except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction (2007 Plan is out of this exception), and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25% will vest three and four years after the grant date respectively.

Information about SENAO’s outstanding stock options for the three months ended March 31, 2010 and 2009 was as follows:

	Stock Options Outstanding
	2010		2009
	Number of Options (Thousand)	Weighted Average Exercise Price NT$	Number of Options (Thousand)	Weighted Average Exercise Price NT$

Options outstanding, beginning of period	9,323	$30.92	13,818	$26.34
Options exercised	(985)	25.76	(1,419)	12.55
Options expired	(33)	29.52	(137)	23.48

Options outstanding, end of period	8,305	31.54	12,262	27.97

Options exercisable, end of period	3,552		2,772

As of March 31, 2010, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$10.0-$13.3	2,955	1.97	$13.01	1,054	$12.48
$14.4-$17.6	157	1.67	14.40	157	14.40
$42.6	5,193	3.67	42.60	2,341	42.60

As of March 31, 2009, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$10.0-$14.3	5,588	2.93	$13.81	2,316	$13.11
$15.5-$18.9	685	2.01	15.60	456	15.64
$42.6	5,989	4.67	42.60	—	—

No compensation cost was recognized under the intrinsic value method for the three months ended March 31, 2010 and 2009. Had SENAO used the fair value method to recognize the compensation cost, there would have been no significant impact on the consolidated net income and earnings per share.

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions of SENAO for the three months ended March 31, 2010 would have been as follows:

	October 31, 2007	May 5, 2006	November 28, 2005	December 28, 2004	March 4, 2004

Expected dividend yield	1.49%	—	—	—	—
Risk free interest rate	2.00%	1.75%	2.00%	1.88%	1.88%
Expected life	4.375 years	4.375 years	4.375 years	4.375 years	4.375 years
Expected volatility	39.82%	39.63%	43.40%	49.88%	52.65%
Weighted-average fair value of grants	$13.69	$5.88	$6.93	$4.91	$10.56

23.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Three Months Ended March 31, 2010
	Operating Costs	Operating Expenses	Total
Compensation expense
Salaries	$3,147,615	$2,514,688	$5,662,303
Insurance	248,953	193,651	442,604
Pension	422,970	293,290	716,260
Other compensation	2,153,316	1,466,778	3,620,094

	$5,972,854	$4,468,407	$10,441,261

Depreciation expense	$7,938,837	$432,224	$8,371,061

Amortization expense	$257,325	$57,895	$315,220

	Three Months Ended March 31, 2009
	Operating Costs	Operating Expenses	Total
Compensation expense
Salaries	$3,138,461	$2,450,207	$5,588,668
Insurance	193,066	151,228	344,294
Pension	406,188	299,157	705,345
Other compensation	2,115,445	1,451,467	3,566,912

	$5,853,160	$4,352,059	$10,205,219

Depreciation expense	$8,459,501	$485,047	$8,944,548

Amortization expense	$230,445	$55,485	$285,930

24.	INCOME TAX

a.	Income tax expense consisted of the following:

	Three Months Ended March 31
	2010	2009

Income tax payable	$2,964,322	$3,278,531
Income tax - separated	3,688	37,578
Income tax - deferred	1,319	18,417
Adjustments of prior years’ income tax	—	(815)

Income tax	$2,969,329	$3,333,711

In May 2009, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduces the income tax rate of profit-seeking enterprises from 25% to 20% since 2010. After the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, the Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit for the year ended December 31, 2009.

b.	Net deferred income tax assets (liabilities) consisted of the following:

	March 31
	2010	2009
Current

Deferred income tax assets (liabilities)
Provision for doubtful accounts	$364,616	$506,073
Unrealized accrued expense	62,260	34,623
Estimated warranty liabilities	19,553	13,736
Valuation loss on inventory	18,780	25,627
Loss carryforward	6,520	1,494
Investment tax credit	862	—
Valuation loss (gain) on financial instruments, net	(9,214)	7,616
Unrealized foreign exchange gain	(21,911)	(55,266)
Other	23,686	54,479

	465,152	588,382
Valuation allowance	(364,507)	(494,617)

Net deferred income tax assets - current	$100,645	$93,765

Noncurrent

Deferred income tax assets
Accrued pension cost	$336,284	$1,407,572
Loss carryforward	116,053	140,608
Impairment loss	62,471	138,387
Investment tax credit	17,016	—
Loss on disposal of property, plant and equipment	513	2,085
Other	16,008	6,011

	548,345	1,694,663
Valuation allowance	(60,429)	(144,995)

Net deferred income tax assets - noncurrent	$487,916	$1,549,668

As of March 31, 2010, details for investment tax credit of CHI and CHPT are as follows:

Law/Statue	Items	Remaining Creditable Amount	Remaining Expiry Year

Statute for Upgrading Industries	Pioneer Industry Investment Tax Credit	$7,383	2011

Statute for Upgrading Industries	Personnel training expenditures	$690	2011
	Personnel training expenditures	3,772	2012
	Personnel training expenditures	3,285	2013
	Purchase of machinery and equipment	889	2011
	Purchase of machinery and equipment	1,580	2012
	Purchase of machinery and equipment	279	2013

		$10,495

As of March 31, 2010, loss carryforward of CHIEF, Unigate, SHE, LED, YYRP and CHPT are as follows:

Company	Total Amounts	Unused Amounts	Expiry Year

CHIEF	$22,609	$22,609	2013
	17,942	17,942	2014
	20,314	20,314	2015
	17,580	17,580	2016
	10,068	10,068	2017
	3,197	3,197	2018
	876	876	2019
Unigate	16	6	2017
	7	7	2018
SHE	5,010	3,948	2016
	922	922	2017
LED	6,383	6,383	2018
	8,904	8,904	2019
	3,297	3,297	2020
YYRP	4,246	4,246	2019
CHPT	2,274	2,274	2019

	$123,645	$122,573

c.	The related information under the Integrated Income Tax System is as follows:

	March 31
	2010	2009
Balance of Imputation Credit Account (“ICA”)
Chunghwa	$7,438,480	$7,343,493

The estimated and the actual creditable ratios distribution of Chunghwa’s of 2009 and 2008 for earnings were 26.50% and 30.61%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

d.	Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Chunghwa’s income tax returns have been examines by tax authorities through 2005. SENAO’s income tax returns have been examined by tax authorities through 2006. The following subsidiaries’ income tax returns have been examined by tax authorities through 2007: CHIEF, CHSI, SHE, YYRP, CIYP, and CHPT. The following subsidiaries income tax returns have been examined by tax authorities through 2008: Unigate, CHI and IFE.

25.	EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of Common Shares (Thousand) (Denominator)	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
Three months ended March 31, 2010

Basic EPS
Income attributable to stockholders of the parent	$14,955,893	$12,060,401	9,696,808	$1.54	$1.24

Effect of dilutive potential common stock
SENAO’s stock options	(1,721)	(1,721)	—
Employee bonus	—	—	34,380

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$14,954,172	$12,058,680	9,731,188	$1.54	$1.24

Three months ended March 31, 2009

Basic EPS:
Income attributable to stockholders of the parent	$14,023,457	$10,787,389	9,696,808	$1.45	$1.11

Effect of dilutive potential common stock
SENAO’s stock options	(1,550)	(1,550)	—
Employee bonus	—	—	18,216

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$14,021,907	$10,785,839	9,715,024	$1.44	$1.11

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employee bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the three months ended March 31, 2010 and 2009. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the three months ended March 31, 2010 and 2009 were also due to the effect of potential common stock of stock options by SENAO.

26.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa is requested to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. on behalf of the MOTC upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. Based on the LPA, Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHSI, SHE, LED, IFE, and CHI make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa, SENAO, CHIEF and SHE contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

Pension costs of the Company were $731,063 thousand ($687,923 thousand subject to defined benefit plan and $43,140 thousand subject to defined contribution plan) and $721,090 thousand ($684,210 thousand subject to defined benefit plan and $36,880 thousand subject to defined contribution plan) for the three months ended March 31, 2010 and 2009, respectively.

27.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of CHI
Taiwan International Standard Electronics Ltd. (“TISE”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
So-net Entertainment Taiwan (“So-net”)	Equity-method investee
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
SENAO Technology Education Foundation (“STEF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Institute for Information Industry (“III”)	Equity-method investor of InfoExplorer
e-To You International Inc. (“ETY”)	Chairman of ETY is the vice chairman of InfoExplorer
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS

b.	Significant transactions with the above related parties are summarized as follows:

	March 31
	2010		2009
	Amount	%	Amount	%
1) Receivables

Trade notes and accounts receivable
III	$65,297	10	$—	—
So-net	25,321	4	—	—
Others	58	—	777	100

	90,676	14	777	100
Other receivables-STS	543,303	86	—	—

	$633,979	100	$777	100

Financing to related parties (included in other receivables) was as follows:

	Three Months Ended March 31, 2010
Related Party	Maximum Balance	Ending Balance	Interest Rate	Interest Income

STS	$543,303	$543,303	6.38%	$8,685

The aforementioned amount was collected on April 1, 2010.

	March 31
	2010		2009
	Amount	%	Amount	%
2) Payables

Trade notes payable, accounts payable and accrued expenses
TISE	$85,553	86	$221,061	81
Others	13,920	14	28,383	11

	99,473	100	249,444	92

Payable to contractors
TISE	—	—	22,712	8

	$99,473	100	$272,156	100

3) Advances from customers (include in other current liabilities)

SNI	$2, 739	—	$2,151	—

	Three Months Ended March 31
	2010		2009
	Amount	%	Amount	%

4) Revenues

So-net	$78,984	—	$—	—
III	10,227	—	—	—
SKYSOFT	9,042	—	8,585	—
Others	661	—	3,061	—

	$98,914	—	$11,646	—

5) Operating costs and expenses

TISE	$88,717	—	$92,367	—
Others	9,439	—	3,672	—

	$98,156	—	$96,039	—

6) Non-operating income and gains

SNI	$6,122	—	$7,163	1
Others	1,832	—	60	—

	$7,954	—	$7,223	1

7) Acquisitions of property, plant and equipment

TISE	$10,986	—	$9,779	—
III	—	—	19,920	—

	$10,986	—	$29,699	—

SENAO rents out part of its plant to SNI, and the rent is collected monthly. The foregoing transactions with related parties were conducted as arm’s length transactions, except for the transactions with SNI, STEF, III and ETY which were determined in accordance with mutual agreements.

28.	PLEDGED ASSETS

The following assets are pledged as collaterals for short-term and long-term bank loans and contract deposits by LED, SENAO, CHIEF, SHE, IFE, CHPT and CHTS.

	March 31
	2010	2009

Property, plant and equipment, net	$21,252	$397,149
Leased assets, net	—	370,443
Restricted assets	100,850	30,343

	$122,102	$797,935

29.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of March 31, 2010, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of $177,007 thousand.

b.	Acquisitions of telecommunications equipment of $16,716,068 thousand.

c.	Unused letters of credit of $315,932 thousand.

d.	Contract to print billing, envelopes and selling gifts of $63,016 thousand.

e.	LED has already contracted to advance sale of land and building for $2,546,073 thousand, and collected $385,475 thousand according to the contracts.

f.	For the purpose of completion the construction, acquisition of the building construction license and registration ownerships of all buildings for Wan-Xi Project, LED signed the trust deeds with Hua Nan Bank and China Real Estate Management Co., Ltd. for the fund management, property rights and related development to the extent of authority they are given.

Trust assets are as follow:

March 31, 2010

Restricted assets - bank deposits	$109,276
Land held under development	706,177

$815,453

g.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years.

The contract of leasing capacity on the ST-2 satellite is disclosed in Note 29 j.

Future lease payments were as follows:

Amount

2010 (from April 1, 2010 to December 31, 2010)	$1,420,529
2011	1,483,943
2012	1,155,392
2013	852,114
2014 and thereafter	810,154

h.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. The Company does not know when its contribution to the Piping Fund will be returned; therefore, the Company did not discount the face amount of its contribution to the Piping Fund.

i.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can’t request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay $16,870 thousand along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. However, Chunghwa Post Co., Ltd. did not accept the judgment and filed an appeal at Taiwan High Court. Chunghwa also filed an appeal at the Taiwan High Court within the statutory period. On April 7, 2010, the Taiwan High Court rendered its judgment, ruling that we need to pay $23,284 thousand as compensation in addition to the $16,870 thousand from the Taiwan Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005 to the payment date and 12.5% of Chunghwa Post Co., Ltd.’s court fees from its original suit and subsequent appeal as compensation. Chunghwa is evaluating whether to file an appeal to the Supreme Court of the Republic of China.

j.	Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is 15 years and the total contract value is approximately $6,000,000 thousand (SG$ 260,723 thousand). The Company has prepaid $1,269,540 thousand which was classified as other assets-others. By March 31, 2010, the ST-2 satellite is still under construction.

30.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Carrying amount and fair value of financial instruments were as follows:

	March 31
	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$79,193,038	$79,193,038	$69,152,899	$69,152,899
Financial assets at fair value through profit or loss	46,000	46,000	8,993	8,993
Available-for-sale financial assets	8,696,908	8,696,908	17,959,397	17,959,397
Held-to-maturity financial assets - current	1,600,885	1,600,885	515,487	515,487
Trade notes and accounts receivable, net	10,970,886	10,970,886	10,932,495	10,932,495
Receivable from related parties	633,979	633,979	777	777
Other current monetary assets	2,821,815	2,821,815	2,134,469	2,134,469
Restricted assets - current	127,400	127,400	85,256	85,256
Investments accounted for using equity method	1,676,645	1,767,360	2,347,725	2,502,140
Financial assets carried at cost	2,544,329	2,544,329	2,537,357	2,537,357
Held-to-maturity financial assets - noncurrent	6,123,566	6,123,566	3,926,522	3,926,522
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,689,559	1,689,559	1,298,721	1,298,721
Restricted assets - noncurrent	82,726	82,726	16,133	16,133
Liabilities
Short-term loans	3,499,000	3,499,000	274,000	274,000
Financial liabilities at fair value through profit or loss	163	163	105,672	105,672
Trade notes and accounts payable	6,492,908	6,492,908	8,035,258	8,035,258
Payable to related parties	99,473	99,473	272,156	272,156
Accrued expenses	14,335,874	14,335,874	13,027,613	13,027,613
Amounts collected in trust for others (included in “other current liabilities”)	1,993,862	1,993,862	2,262,345	2,262,345
Payables to equipment suppliers (included in “other current liabilities”)	1,434,687	1,434,687	1,983,429	1,983,429
Payables to contractors (included in “other current liabilities”)	1,312,771	1,312,771	1,114,070	1,114,070
Refundable customers’ deposits (included in “other current liabilities”)	1,056,287	1,056,287	997,543	997,543
Hedging derivative financial liabilities (included in “other current liabilities”)	—	—	30,716	30,716
Current portion of long-term loans	115,113	115,113	6,300	6,300
Long-term loans	194,035	194,035	414,528	414,528
Customers’ deposits	5,933,285	5,933,285	6,098,836	6,098,836

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, 3, and 4 below.

2)	If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the other financial instruments are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Long-term investments are based on the net asset values or carrying values of the investments in unconsolidated companies if quoted market prices are not available.

4)	The fair value of long-term loans (including current portion) is discounted based on projected cash flow which approximate their carrying amounts. The projected cash flows were discounted using the interest rate of similar long-term loans.

c.	Fair value of financial assets and liabilities using quoted market price or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	March 31		March 31
	2010	2009	2010	2009
Assets
Financial assets at fair value through profit or loss	$46,000	$8,993	$—	$—
Available-for-sale financial assets	8,696,908	17,959,397	—	—
Liabilities
Financial liabilities at fair value through profit or loss	163	105,672	—	—
Hedging derivative financial liabilities (classified as other current liabilities)	—	30,716	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts, and forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations. Management does not expect the Company’s exposure to default by those parties to be material.

3)	Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

4)	Cash flow interest rate risk

Chunghwa engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

In addition, Chunghwa engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows from such securities are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

The Company entered into forward exchange contracts to hedge the fluctuation in exchange rates of beneficiary certificate denominated in foreign currency, which is fair value hedge. No transaction met the criteria for hedge accounting for the three months ended March 31, 2010. The transaction was assessed as highly effective for the three months ended March 31, 2009.

Outstanding forward exchange contracts for hedge as of March 31, 2009:

	Currency	Maturity Period	Contract Amount (In Thousands)
Forward exchange contracts - sell	USD/NTD	2009.04	USD	30,000

As of March 31, 2009, the forward exchange contract measured at fair value resulting in hedging derivative financial liability of $30,716 thousand (classified as other current liabilities).

32.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financing provided: Please see Table 1.

b.	Endorsement/guarantee provided: Please see Table 2.

c.	Marketable securities held: Please see Table 3.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 4.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 7.

j.	Financial transactions: Please see Notes 5 and 30.

k.	Investment in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 9.

33.	THE FINANCIAL INFORMATION OF OPERATING SEGMENTS

Segment information: Please see Table 10.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

FINANCINGS PROVIDED

THREE MONTHS ENDED MARCH 31, 2010

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter-party	Financial Statement Account	Maximum Balance for the Year		Ending Balance		Interest Rate (Note 5)	Type of Financing (Note 2)	Transaction Amount	Reason for Short- term Financing	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company (Note 3)		Financing Company’s Financing Amount Limit (Note 4)
													Item	Value
9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Other receivables	$ (SG$	543,303 23,913)	$ (SG$	543,303 23,913)	6.38%	a	(Note 6)	—	$—	—	$—	$ (SG$	1,400,120 61,625)	$ (SG$	1,400,120 61,625)

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a. “0” for the Company. b. Subsidiaries are numbered from “1”.

Note 2:	Reasons for financing are as follows:

a. Business relationship. b. For short-term financing.

Note 3:	The upper limit of loans lending to any other party is no more than 100% of the net value of the latest financial statements of the lender.

Note 4:	The upper limit of loans lending to all other parties is no more than 100% of the net value of the latest financial statements of the lender.

Note 5:	It equals to the prime rate of Singapore plus 1%.

Note 6:	Chunghwa Telecom Singapore Pte., Ltd. signed the joint venture contract with SingTelSat Pte., Ltd. to establish ST-2 Satellite Ventures Pte., Ltd. which mainly engages in the installation and the operation of ST-2 telecommunications satellite. The amount was collected on April 1, 2010.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

THREE MONTHS ENDED MARCH 31, 2010

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Year	Ending Balance	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable(Note 3)
		Name	Nature of Relationship (Note 2)
25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	$3,792,749	$3,360,000	$3,360,000	$3,360,000	0.9%	$3,792,749

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a. “0” for the Company. b. Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.      Trading partner.

b.      Majority owned subsidiary.

c.      The Company and subsidiary owns over 50% ownership of the investee company.

d.      A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.      Guaranteed by the Company according to the construction contract.

f.       An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The maximum amount of endorsement or guarantee amounts is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

MARCH 31, 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2010								Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773		$1,418,947 (Note 11)		29		$3,542,005		Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000		2,915,201 (Note 11)		100		2,915,596		Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000		1,672,381 (Note 11)		89		1,745,436		Note 1
		Chunghwa Telecom Singapore Pte. Ltd.	Subsidiary	Investments accounted for using equity method	61,869		1,412,966 (Note 11)		100		1,412,965		Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000		712,951 (Note 11)		100		635,246		Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760		484,630		40		682,673		Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942		465,800 (Note 11)		69		414,189		Note 1
		InfoExplorer Co., Ltd.	Subsidiary	Investments accounted for using equity method	22,498		265,337 (Note 11)		49		216,082		Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—		261,677		30		261,677		Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	51,590		234,932 (Note 11)		100		234,932		Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		183,688 (Note 11)		100		183,688		Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438		89,938		30		50,571		Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000		69,562 (Note 11)		100		94,812		Note 1
		KingWay Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703		66,220		33		16,613		Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996		60,592 (Note 11)		56		45,156		Note 1
		So-net Entertainment Taiwan	Equity-method investee	Investments accounted for using equity method	3,429		27,572		30		9,718		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1		10,579 (Note 11)		100		10,579		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	(US$	— 1 dollar (Note 11	) )	100	(US$	1 dollar	)	Note 2
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	(US$	— 1 dollar (Note 11	) )	100	(US$	1 dollar	)	Note 2
		Taipei Financial Center	-	Financial assets carried at cost	172,927		1,789,530		12		1,359,209		Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000	$200,000	17	$222,578	Note 1
		Global Mobile Corp.	—	Financial assets carried at cost	12,696	127,018	11	103,754	Note 1
		iD Branding Ventures	—	Financial assets carried at cost	7,500	75,000	8	78,927	Note 1
		RPTI International	—	Financial assets carried at cost	4,765	34,500	10	34,343	Note 1
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	2,000	—	9	2,617	Note 1
		Beneficiary certificates (mutual fund)
		Yuan Ta Wan Tai Bond Fund	—	Available-for-sale financial assets	103,616	1,500,000	—	1,500,041	Note 3
		JPM (Taiwan) Global Balanced Fund	—	Available-for-sale financial assets	14,161	200,000	—	207,124	Note 3
		JPM (Taiwan) JF Balanced Fund	—	Available-for-sale financial assets	2,462	50,000	—	48,233	Note 3
		Fuh-Hwa Aegis Fund	—	Available-for-sale financial assets	14,000	184,452	—	171,552	Note 3
		AGI Global Quantitative Balanced Fund	—	Available-for-sale financial assets	10,000	116,365	—	112,000	Note 3
		Capital Value Balance Fund	—	Available-for-sale financial assets	8,000	141,776	—	138,446	Note 3
		Fuh Hwa Life Goal Fund	—	Available-for-sale financial assets	6,000	90,037	—	97,084	Note 3
		Fuh Hwa Asia Pacific Balanced	—	Available-for-sale financial assets	7,764	100,000	—	87,112	Note 3
		Asia-Pacific Mega - Trend Fund	—	Available-for-sale financial assets	15,074	200,000	—	200,025	Note 3
		PCA Asia Pacc Infrastructure Fund	—	Available-for-sale financial assets	3,061	30,000	—	31,187	Note 3
		PineBridge Flagship Glb Bal Fund of Funds	—	Available-for-sale financial assets	25,679	350,000	—	353,089	Note 3
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	17,984	208,018	—	231,669	Note 3
		Cathay Global Aggressive Fund of Funds	—	Available-for-sale financial assets	15,570	210,000	—	195,556	Note 3
		Polaris Global Emerging Market Funds	—	Available-for-sale financial assets	13,603	200,000	—	193,293	Note 3
		HSBC Global Fund of Bond Funds	—	Available-for-sale financial assets	22,838	250,000	—	264,701	Note 3
		Fuh Hwa global Fixed Income FOFs Fund	—	Available-for-sale financial assets	15,594	190,000	—	192,274	Note 3
		PCA Asia Pacific REITs-A	—	Available-for-sale financial assets	7,849	50,000	—	51,962	Note 3
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	535	206,588	—	193,973	Note 3
		HSBC GIF G16 Emg MK+ Bond	—	Available-for-sale financial assets	273	155,112	—	160,217	Note 3
		FTIF - Templeton G16 Bond	—	Available-for-sale financial assets	289	210,001	—	219,427	Note 3
		PIMCO Global Investment Grade Credit - Ins H Acc	—	Available-for-sale financial assets	398	161,575	—	165,436	Note 3
		MFS Meridian Gunds-European Equity Fund (A1 Class)	—	Available-for-sale financial assets	253	262,293	—	226,861	Note 3
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960	—	126,066	Note 3
		Fidelity Fds America	—	Available-for-sale financial assets	937	163,960	—	139,752	Note 3
		JPMorgan Funds - Global Dynamic Fund (B)	—	Available-for-sale financial assets	303	165,640	—	129,993	Note 3
		MFS Meridian Funds - Research International Fund (A1 share)	—	Available-for-sale financial assets	173	131,920	—	100,281	Note 3
		Fidelity Fds Emerging Markets	—	Available-for-sale financial assets	144	122,175	—	86,637	Note 3
		Credit Suisse Equity Fund (Lux) Global Resources	—	Available-for-sale financial assets	10	130,402	—	88,412	Note 3
		Schroder ISF - BRIC Fund - A1 Acc	—	Available-for-sale financial assets	31	197,071	—	190,670	Note 3
		Parvest Europe Convertible Bond Fond	—	Available-for-sale financial assets	71	398,787	—	374,346	Note 3
		JPMorgan Funds - Global Convertibles Fund (EUR)	—	Available-for-sale financial assets	868	491,450	—	455,458	Note 3
		Schroder ISF Euro Corp. Bond A	—	Available-for-sale financial assets	260	190,098	—	177,432	Note 3
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	429	273,315	—	223,568	Note 3
		Fidelity Fds World	—	Available-for-sale financial assets	248	144,116	—	101,602	Note 3
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	155	140,125	—	93,035	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		MFS Meridian Funds - European Equity Fund (A1 share)	—	Available-for-sale financial assets	171	$178,920	—	$132,761	Note 3
		Henderson Horizon Fund - Pan European Equity Fund	—	Available-for-sale financial assets	230	180,886	—	152,722	Note 3
		Polaris TW Top 50 Tracker	—	Available-for-sale financial assets	1,710	91,574	—	92,768	Note 4
		Polaris/P-Shares Taiwan DTV ETF	—	Available-for-sale financial assets	600	15,000	—	13,680	Note 4
		Stock
		China Steel Corporation	—	Available-for-sale financial assets	926	28,374	—	30,419	Note 4
		Siliconware Precision Industries Co., Ltd.	—	Available-for-sale financial assets	661	28,369	—	25,316	Note 4
		Taiwan Semiconductor Manufacturing Co., Ltd.	—	Available-for-sale financial assets	456	28,357	—	28,044	Note 4
		U-Ming Marine Transport Corp.	—	Available-for-sale financial assets	454	28,363	—	29,238	Note 4
		President Chain Store Corp.	—	Available-for-sale financial assets	375	28,367	—	29,700	Note 4
		Reits

		Fubon No. 1 Fund	—	Available-for-sale financial assets	2,274	22,740	—	24,969	Note 4
		Gallop No. 1 Reit	—	Available-for-sale financial assets	1,947	19,470	—	14,796	Note 4
		Bonds

		Yuanta Securities Finance Co. Ltd. 1st Unsecured Corporate Bonds - A Issue in 2007	—	Held-to-maturity financial assets	—	100,005	—	100,005	Note 6
		Mega Securities Corp. 1st Unsecured Corporate Bonds in 2007	—	Held-to-maturity financial assets	—	150,000	—	150,000	Note 6
		Taiwan Power Co. 2nd Unsecured Bond - CB Issue in 2003	—	Held-to-maturity financial assets	—	150,510	—	150,510	Note 6
		Fubon Financial Holding Company 2005 1st Unsecured Debenture	—	Held-to-maturity financial assets	—	99,859	—	99,859	Note 6
		TaipeiFubon Bank 1st Financial Debentures - BA Issue in 2005	—	Held-to-maturity financial assets	—	100,209	—	100,209	Note 6
		KGI Securities 1st Unsecured Corporate Bonds 2007 - B Issue	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 6
		China Development Financial Holding Corporation Unsecured Corporate Bonds - AB Issue in 2005	—	Held-to-maturity financial assets	—	201,402	—	201,402	Note 6
		Chinatrust Commercial Bank 2nd Unsecured Subordinate Financial Debentures Issue in 2003	—	Held-to-maturity financial assets	—	198,899	—	198,899	Note 6
		Mega Financial Holding Co., Ltd. 1st Unsecured Corpoate Bonds - B Issued in 2007	—	Held-to-maturity financial assets	—	200,000	—	200,000	Note 6
		Mega Securities Corp. 1st Unsecured Corporate Bond 2008 - A Issue	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		Taiwan Power Co. 1st Unsecured Bond - B Issue in 2001	—	Held-to-maturity financial assets	—	178,660	—	178,660	Note 6
		Taiwan Power Company 3rd Boards in 2008	—	Held-to-maturity financial assets	—	149,950	—	149,950	Note 6
		GreTai Company 1st Unsecured Corporate Bonds - A Issue in 2008	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 6
		Taiwan Power Co. 5th secured Bond - A Issue in 2008		Held-to-maturity financial assets	—	306,625	—	306,625	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	$300,575	—	$300,575	Note 6
		Taiwan Power Company 5th Boards in 2008	—	Held-to-maturity financial assets	—	272,071	—	272,071	Note 6
		Formosa Petrochemical Corporation Bond Issue in 2006	—	Held-to-maturity financial assets	—	201,174	—	201,174	Note 6
		Taiwan Power Company 3rd Boards in 2006	—	Held-to-maturity financial assets	—	200,882	—	200,882	Note 6
		China Development Industrial Bank 2nd Financial Debentures Issue in 2006	—	Held-to-maturity financial assets	—	198,892	—	198,892	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	201,812	—	201,812	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	201,812	—	201,812	Note 6
		Yuanta Securities Finance Co. Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	—	Held-to-maturity financial assets	—	405,419	—	405,419	Note 6
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds - A Issue in 2008	—	Held-to-maturity financial assets	—	103,404	—	103,404	Note 6
		Formosa Petrochemical Corp.	—	Held-to-maturity financial assets	—	99,888	—	99,888	Note 6
		Taiwan Power Co. 4th secured Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	51,795	—	51,795	Note 6
		Taiwan Power Co. 5th secured Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	209,600	—	209,600	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	102,738	—	102,738	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	414,237	—	414,237	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	49,938	—	49,938	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	407,023	—	407,023	Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	103,461	—	103,461	Note 6
		Chinese Petroleum Corporation 1st Unsecured corporate Bonds - A Issue in 2008	—	Held-to-maturity financial assets	—	103,653	—	103,653	Note 6
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	204,258	—	204,258	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds - A Issue in 2008	—	Held-to-maturity financial assets	—	100,027	—	100,027	Note 6
		Formosa Petrochemical Corporation 1st Unsured Corporate Bonds Issued in 2009	—	Held-to-maturity financial assets	—	201,106	—	201,106	Note 6
		Formosa Petrochemical Corporation 1st Unsured Corporate Bonds Issued in 2009	—	Held-to-maturity financial assets	—	203,972	—	203,972	Note 6
		NAN YA Company 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	99,900	—	99,900	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2010						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value
		MLPC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—		$199,727	—		$199,727	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—		200,902	—		200,902	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—		50,512	—		50,512	Note 6
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—		199,554	—		199,554	Note 6

1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	15,295		306,391	41		306,391	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	—		— (Note 11)	100		—	Note 7
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200		12,000	9		12,800	Note 1
		Beneficiary certificates (mutual fund)
		Prudential Financial Bond Fund	—	Available-for-sale financial assets	3,304		50,000	—		50,028	Note 3
		IBT Bond Fund	—	Available-for-sale financial assets	3,691		50,000	—		50,046	Note 3
		Fuh Hwa Global Short-term Income Fund	—	Available-for-sale financial assets	4,850		50,000	—		51,005	Note 3
		Fuh Hwa Strategic High Income Fund	—	Available-for-sale financial assets	5,000		50,000	—		52,800	Note 3

2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200		1,995 (Note 11)	100		1,995	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	400		983 (Note 11)	100		983	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200		7,769 (Note 11)	100		7,769	Note 1
		eASPNet Inc.	—	Financial assets carried at cost	1,000		—	2		—	Note 1
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374		3,450	10		6,627	Note 1

3	Chunghwa System	Stocks
	Integration Co., Ltd.	Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	700		6,338 (Note 11)	100		6,338	Note 1
		Beneficiary certificates (mutual fund)
		Cathay Global Aggressive Fund of Fund	—	Available-for-sale financial assets	617		7,746	—		7,746	Note 3
		Cathay Global Infrastructure Fund	—	Available-for-sale financial assets	709		6,121	—		6,121	Note 3

8	Light Era Development Co., Ltd.	Yao Yong Real Property Incorporation	Subsidiary	Investments accounted for using equity method	83,290		2,796,463 (Note 11)	100		2,796,463	Note 1

9	Chunghwa Telecom	Stocks
	Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102	(SG$	408,321 17,972)	38	(SG$	408,321 17,972)	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
18	Concord Technology Co., Ltd.	Stocks
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	700	$6,333 (Note 11)	100	$6,333	Note 1
14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317	110,969 (Note 11)	54	110,969	Note 1
		Chunghwa Investment Holding Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,043	25,070 (Note 11)	100	25,070	Note 1
		Tatung Technology Inc.	Equity-method investee	Investments accounted for using equity method	5,000	31,396	28	31,396	Note 1
		PandaMonium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602	—	43	—	Note 1
		CHIEF Telecom Inc.	Equity-method investee	Investments accounted for using equity method	2,000	21,481 (Note 11)	4	21,481	Note 1
		Senao International Co., Ltd.	Equity-method investee	Investments accounted for using equity method	575	28,684 (Note 11)	—	28,376	Note 4
		Digimax Inc.	—	Financial assets carried at cost	2,000	36,000	4	15,949	Note 1
		ChipSip Technology Co.	—	Financial assets carried at cost	923	25,508	3	21,730	Note 10
		iD Branding Ventures	—	Financial assets carried at cost	2,500	25,000	3	24,957	Note 1
		Crystal Media Inc. Co.	—	Financial assets carried at cost	1,000	15,000	5	6,250	Note 1
		Giga Solar Materials Corporation	—	Financial assets carried at cost	456	40,920	2	273,022	Note 10
		UniDisplay Inc.	—	Financial assets carried at cost	4,000	46,000	3	39,628	Note 1
		CoaTronics Inc.	—	Financial assets carried at cost	1,200	12,000	10	11,756	Note 1
		A2peak Power Co. Ltd.	—	Financial assets carried at cost	11,000	27,500	3	27,500	Note 1
		Taimide Technology. Inc.	—	Financial assets carried at cost	600	7,200	3	7,200	Note 1
		XinTec Inc.	—	Financial assets carried at cost	24	1,076	—	1,464	Note 10
		Lextar Electronics Corp.	—	Financial assets carried at cost	219	10,650	—	15,312	Note 10
		J Touch Corporation.	—	Financial assets carried at cost	74	3,640	—	5,227	Note 10
		DelSolar Co., Ltd.	—	Financial assets carried at cost	118	5,634	—	6,118	Note 10
		Taidoc Technology Corporation	—	Financial assets carried at cost	26	3,468	—	2,870	Note 10
		Cando Corporation	—	Financial assets carried at cost	163	3,120	—	4,594	Note 10
		Subtron Technology Co.	—	Financial assets carried at cost	376	4,937	—	5,354	Note 10
		Huga Optotech Inc.	—	Financial assets carried at cost	335	10,477	—	13,029	Note 10
		Tatung Fine Chemicals Co.	—	Financial assets carried at cost	97	8,023	—	7,043	Note 10
		Join Well Technology Co.	—	Financial assets carried at cost	246	9,971	—	11,557	Note 10
		Daxon Technology Inc.	—	Financial assets carried at cost	117	3,464	—	4775	Note 10
		Win Semiconductors Corp.	—	Financial assets carried at cost	370	10,555	—	10,260	Note 10
		OptiVision Technology. Inc.	—	Financial assets carried at cost	325	10,188	—	9,763	Note 10
		Formosa Plastics Corporation	—	Available-for-sale financial assets	86	4,961	—	5,999	Note 4
		Fubon Financial Holding Co.	—	Available-for-sale financial assets	225	8,373	—	8,685	Note 4
		Cathay Financial Holding Co.	—	Available-for-sale financial assets	151	8,669	—	7,977	Note 4
		LARGAN Precision Co.	—	Available-for-sale financial assets	3	1,214	—	1,528	Note 4
		Dynapack International Technology Corp.	—	Available-for-sale financial assets	41	3,725	—	4,017	Note 4
		Taiwan Hon Chuan Enterprise Co., Ltd.	—	Available-for-sale financial assets	70	3,714	—	4,165	Note 4
		Asia Cement Corporation	—	Available-for-sale financial assets	140	4,627	—	4,340	Note 4
		Asustek Computer Inc.	—	Available-for-sale financial assets	85	4,911	—	4,702	Note 4
		SINTEK Photronic Corp.	—	Available-for-sale financial assets	100	2,518	—	2,395	Note 4
		Anpec Electronics Corporation	—	Available-for-sale financial assets	101	4,424	—	4,453	Note 4
		China Steel Corporation	—	Available-for-sale financial assets	344	10,481	—	11,310	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Wei Chuan Foods Corp.	—	Available-for-sale financial assets	203	$8,913	—	$7,521	Note 4
		I-Chiun Precision Industry Co., Ltd.	—	Available-for-sale financial assets	60	2,915	—	3,084	Note 4
		Cyber Power Systems, Inc.	—	Available-for-sale financial assets	80	6,025	—	9,240	Note 4
		Gemtek Technology Co.	—	Available-for-sale financial assets	65	3,747	—	3,341	Note 4
		Coxon Precise Industrial Co.	—	Available-for-sale financial assets	63	5,715	—	5,223	Note 4
		Altek Corp.	—	Available-for-sale financial assets	25	1,458	—	1,398	Note 4
		Advanced Power Electronics Corp.	—	Available-for-sale financial assets	25	994	—	1,055	Note 4
		UPC Tech. Corp.	—	Available-for-sale financial assets	40	736	—	712	Note 4
		ACES Electronic Co., Ltd.	—	Available-for-sale financial assets	8	922	—	956	Note 4
		Elite Semiconductor Memory Tech. Inc.	—	Available-for-sale financial assets	40	1,859	—	1,998	Note 4
		Feng Hsin Iron & Steel Co., Ltd.	—	Available-for-sale financial assets	30	1,602	—	1,614	Note 4
		Swancor. Ind. Co.	—	Available-for-sale financial assets	90	5,153	—	6,255	Note 4
		Apex Biotechnology Corp.	—	Available-for-sale financial assets	121	6,643	—	7,495	Note 4
		Via Technologies, Inc.	—	Available-for-sale financial assets	147	4,935	—	2,682	Note 4
		ITE Tech. Inc.	—	Available-for-sale financial assets	75	4,714	—	4,575	Note 4
		Optotech Corporation	—	Available-for-sale financial assets	100	2,578	—	2,670	Note 4
		Sino-American Silicon Products Inc.	—	Available-for-sale financial assets	121	9,507	—	9,812	Note 4
		Solar Applied Materials Technology Corp.	—	Available-for-sale financial assets	81	6,259	—	6,077	Note 4
		Tang Eng Iron Works Co.	—	Available-for-sale financial assets	100	3,302	—	3,295	Note 4
		Pan Jit International Inc.	—	Available-for-sale financial assets	280	5,997	—	8,820	Note 4
		Lite-On Semiconductor Corp.	—	Available-for-sale financial assets	355	7,931	—	7,792	Note 4
		Ability Enterprise Co.	—	Available-for-sale financial assets	100	6,289	—	5,280	Note 4
		Yuanta Financial Holdings	—	Available-for-sale financial assets	350	7,647	—	6,668	Note 4
		JuTeng International Holdings Limited	—	Available-for-sale financial assets	195	8,175	—	6,884	Note 4
		Sunrex Technology Corporation	—	Available-for-sale financial assets	176	6,285	—	6,354	Note 4
		Taiwan Semiconductor Co.	—	Available-for-sale financial assets	225	6,267	—	7,088	Note 4
		Delta Electronics, Inc.	—	Available-for-sale financial assets	55	4,931	—	5,528	Note 4
		Everlight Electronics Co., Ltd.	—	Available-for-sale financial assets	90	9,854	—	8,874	Note 4
		Visual Photonics Epitaxy Co., Ltd.	—	Available-for-sale financial assets	75	6,077	—	6,563	Note 4
		Tingyi (Cayman Islands) Holding Corp.	—	Available-for-sale financial assets	80	3,440	—	3,288	Note 4
		Unimicron Technology Corp.	—	Available-for-sale financial assets	30	1,257	—	1,223	Note 4
		Neo-Nenon Holdings Limited.	—	Available-for-sale financial assets	400	5,280	—	5,680	Note 4
		Ene Technology Inc.	—	Available-for-sale financial assets	90	6,056	—	5,418	Note 4
		Asia Vital Components Co., Ltd.	—	Available-for-sale financial assets	129	4,947	—	4,747	Note 4
		Ho Tung Chemical Corp.	—	Available-for-sale financial assets	150	2,781	—	2,655	Note 4
		Realtek Semiconductor Corp.	—	Available-for-sale financial assets	95	8,228	—	8,142	Note 4
		Global Unichip Corp.	—	Available-for-sale financial assets	28	4,022	—	4,032	Note 4
		Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	90	5,408	—	5,382	Note 4
		Walsin Lihwa Corp.	—	Available-for-sale financial assets	220	2,676	—	2,750	Note 4
		Yang Ming Marine Transport Corp.	—	Available-for-sale financial assets	500	6,124	—	5,950	Note 4
		PixArt Imaging Inc.	—	Available-for-sale financial assets	10	2,000	—	2,080	Note 4
		Global Sweeteners Holdings Limited	—	Available-for-sale financial assets	200	3,162	—	3,260	Note 4
		Champion Building Materials Co., Ltd.	—	Available-for-sale financial assets	30	620	—	660	Note 4
		Far Eastern Department Stores	—	Available-for-sale financial assets	115	3,062	—	3,025	Note 4
		Cyberlink Co.	—	Available-for-sale financial assets	—	36	—	44	Note 4
		Lite-On Technology Corp.	—	Available-for-sale financial assets	10	247	—	424	Note 4
		Orise Technology Co.	—	Available-for-sale financial assets	15	604	—	912	Note 4
		Hon Hai Precision Ind. Co.	—	Available-for-sale financial assets	3	324	—	413	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Synnex Tech. International Corp.	—	Available-for-sale financial assets	10	$686	—	$700	Note 4
		Transcend Information Inc.	—	Available-for-sale financial assets	5	576	—	575	Note 4
		Chimei Innolux Corp.	—	Available-for-sale financial assets	5	166	—	236	Note 4

		Beneficiary certificates (mutual)
		Taiwan Top50 Tracker Fund (TTT)	—	Available-for-sale financial assets	150	8,584	—	8,138	Note 3
		Cathay Bond Fund	—	Available-for-sale financial assets	2,612	31,018	—	31,244	Note 3
		Jih Sun Bond Fund	—	Available-for-sale financial assets	1,068	15,042	—	15,087	Note 3
		FSITC Bound Fund	—	Available-for-sale financial assets	294	50,000	—	50,119	Note 3
		Fuh Hwa Yu-Li Fund	—	Available-for-sale financial assets	786	10,102	—	10,132	Note 3
		Manulife Asia Pacific Bond Fund	—	Available-for-sale financial assets	2,000	20,000	—	20,120	Note 3
		Fuh Hwa Global Fixed Income Fund of Funds	—	Available-for-sale financial assets	1,899	20,757	—	23,419	Note 3
		Cathay Cathay Fund	—	Available-for-sale financial assets	408	5,000	—	5,991	Note 3
		Cathy Mandarin Fund	—	Available-for-sale financial assets	500	5,000	—	4,950	Note 3
		Jih Sun Small Cap Fund	—	Available-for-sale financial assets	700	9,816	—	10,059	Note 3
		Cathy Man AHL Futures Trust Fund of Funds	—	Available-for-sale financial assets	2,474	25,000	—	23,351	Note 3

		Bonds
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	—	Available-for-sale financial assets	—	51,310	—	51,560	Note 4
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	—	Available-for-sale financial assets	—	51,214	—	51,517	Note 4

		Convertible bonds
		Synnex Technology International Corporation 1st Uusecured Convertible Bond Issue in 2008	—	Financial assets at fair value through profit or loss	9	1,002	—	1,020	Note 4
		Epistar Corporation Ltd. 3rd Convertible Bond	—	Financial assets at fair value through profit or loss	35	3,732	—	3,798	Note 4
		Evergreen Marine Corp. (Taiwan) Ltd. 3rd Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	60	6,412	—	6,387	Note 4
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	—	Financial assets at fair value through profit or loss	40	4,351	—	4,492	Note 4
		Asia Optical’s Second Domestic Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	49	4,900	—	5,733	Note 4
		King Slide works Co., Ltd. 2nd convertible bond	—	Financial assets at fair value through profit or loss	50	5,000	—	5,360	Note 4
		Everlight Electronics Co., Ltd. 4th Convertible Bonds	—	Financial assets at fair value through profit or loss	50	5,000	—	5,500	Note 4
		Jintex Corp. 2nd Domestic Secured Convertible Bonds	—	Financial assets at fair value through profit or loss	20	2,000	—	2,380	Note 4
		Ability Enterprise Co., Ltd. 1st Unsecured Convertible Bonds	—	Financial assets at fair value through profit or loss	40	4,008	—	4,160	Note 4

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Subsidiary	Investment accounted for using equity method	—	— (Note 11)	100	—	Note 8

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2010							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value
24	Chunghwa Investment Holding Co., Ltd.	Stocks
		CHI One Investment Co., Limited	Subsidiary	Investment accounted for using equity method	3,500	$ (US$	14,371 453 (Note 11	) )	100	$ (US$	14,371 453)	Note 1

26	CHI One Investment Co., Limited	Stocks
		Xiamen Sertec Business Technology Co., Ltd.	Equity-method investee	Investment accounted for using equity method	—		—		49		—	Note 9

Note 1:	The net asset values of investees were based on unreviewed financial statements.

Note 2:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage, yet. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Note 3:	The net asset values of beneficiary certification (mutual fund) were based on the net asset values on March 31, 2010.

Note 4:	Market value was based on the closing price of March 31, 2010.

Note 5:	Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.

Note 6:	The net asset values of investees were based on amortized cost.

Note 7:	Senao International (Samoa) Holding Ltd. (SIS) was established by Senao in 2009. No capital is injected in SIS yet by March 31, 2010.

Note 8:	Senao International HK Limited (SIHK) was established by SIS in 2009. No capital is injected in SIHK yet by March 31, 2010.

Note 9:	Xiamen Sertec Business Technology Co., Ltd. (Sertec) was invested by COI and Xiamen Information Investment Co., Ltd. as joint venture in 2010. No capital is injected in Sertec yet by March 31, 2010.

Note 10:	Market value of emerging stock was based on the average trading price on March 31, 2010.

Note 11:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2010

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Beneficiary certificates (mutual fund)
		PCA Well Pool Fund	Available-for-sale financial assets	—	—	194,181	$2,500,000	—	$—	194,181	$2,521,514	$2,500,000	$21,514	—	$—
		Yuanta Wan Tai Bond Fund	Available-for-sale financial assets	—	—	173,683	2,500,000	103,616	1,500,000	173,683	2,513,590	2,500,000	13,590	103,616	1,500,000
		Central Diamond Bond Fund	Available-for-sale financial assets	—	—	126,106	1,500,000	—	—	126,106	1,504,977	1,500,000	4,977	—	—
		Polaris De-Li Fund	Available-for-sale financial assets	—	—	129,654	2,008,787	—	—	129,654	2,022,219	2,008,787	13,432	—	—
		Fuh-Hwa Bond Fund	Available-for-sale financial assets	—	—	108,849	1,500,000	—	—	108,849	1,504,158	1,500,000	4,158	—	—
Bonds
		China Development Financial Holding Corporation Unsecured Corporate Bonds-AB issue in 2005	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Taiwan Power Co. 5th secured Bond-A Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		Yuanta Securities Finance Co. Ltd. 1ND Unsecured Corporate Bonds-B Issue in 2007	Held-to-maturity financial assets	—	—	—	—	—	400,000 (Note 3)	—	—	—	—	—	400,000 (Note 3)
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		Taiwan Power Co. 5th secured Bond-B Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	400,000 (Note 3)	—	—	—	—	—	400,000 (Note 3)
		China Steel Corporation 1St Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 3)	—	—	—	—	—	100,000 (Note 3)
		Chinese Petroleum Corporation 1st Unsecured corporate Bonds - A Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 3)	—	—	—	—	—	100,000 (Note 3)
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	250,000 (Note 3)	—	—	—	—	—	250,000 (Note 3)
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)

8	Light Era Development Co., Ltd.	Stocks
		Yao Yong Real Property Co., Ltd.	Investment accounted for using equity method	Subsidiary	—	—	—	83,290	2,793,667	—	—	—	—	83,290	2,796,463 (Notes 2 and 4)

Note 1:	Showing at their original carrying amounts without adjustments for fair values.

Note 2:	The ending balance includes investment gain (loss) recognized under equity method.

Note 3:	Stated as it is nominal amounts.

Note 4:	The amount was eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2010

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/ Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$351,161 (Notes 4 and 9)	1	30 days	(Note 2)	(Note 2)	$307,263 (Notes 5 and 9)		29
				Purchase	1,133,354 (Notes 3 and 9)	4	30-90 days	(Note 2)	(Note 2)	(1,255,733 (Notes 6 and 9	) )	(18)
		Chunghwa System Integration Co., Ltd	Subsidiary	Purchase	155,325 (Notes 8 and 9)	—	30 days	—	—	(206,314 (Notes 7 and 9	) )	(3)

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,118,050 (Notes 3 and 9)	23	30-90 days	(Note 2)	(Note 2)	1,240,615 (Notes 6 and 9)		70
				Purchase	340,392 (Notes 4 and 9)	8	30 days	(Note 2)	(Note 2)	(161,343 (Notes 5 and 9	) )	(15)

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	249,275 (Notes 8 and 9)	93	30 days	—	—	208,299 (Notes 7 and 9)		83

Note 1:	Excluding payment and receipts collected in trust for others.

Note 2:	Transaction terms were determined in accordance with mutual agreements.

Note 3:	The difference was because Senao International Co., Ltd. classified the amount as nonoperating income and other current liabilities.

Note 4:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note 5:	The difference was because Senao International Co., Ltd. classified the amount as other payables.

Note 6:	The difference was because Senao International Co., Ltd. classified the amount as other receivables.

Note 7:	The difference was because Chunghwa classified the amount as payables to contractors.

Note 8:	The difference was because Chunghwa classified the amount as property, plant and equipment , inventories, spare parts and other assets.

Note 9:	The amount was eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2010

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$307,263 (Note 2)	4.94 (Note 1)	$—	—	$307,263	$—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,495,758 (Note 2)	4.85 (Note 1)	—	—	2	—
2	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	208,299 (Note 2)	3.14 (Note 1)	—	—	54,737	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE THREE MONTHS ENDED MARCH 31, 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2010
					March 31, 2010	December 31, 2009	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	29	$1,418,947 (Note 7)
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	2,915,201 (Note 7)
		Chunghwa Investment Co., Ltd.	Taipei	Telecommunications, telecommunications value-added services and other related professional investment	1,738,709	1,738,709	178,000	89	1,672,381 (Note 7)
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	1,389,939	1,389,939	61,869	100	1,412,966 (Note 7)
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	712,951 (Note 7)
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	484,630
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	465,800 (Note 7)
		InfoExplorer Co., Ltd.	Banqiao City, Taipei	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	49	265,337 (Note 7)
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	261,677
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	201,263	201,263	51,590	100	234,932 (Note 7)
		Chunghwa International Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	183,688 (Note 7)
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	89,938
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	69,562 (Note 7)
		KingWay Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	71,770	71,770	1,703	33	66,220
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	60,592 (Note 7)
		So-net Entertainment Taiwan	Taipei	Online service and sale of computer hardware	60,008	60,008	3,429	30	27,572
		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	17,291	17,291	1	100	10,579 (Note 7)
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 7)
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 7)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)		Note

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products	$293,079	$83,540 (Note 7)		Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	(11,513)	(11,475 (Note 7	) )	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Telecommunications, telecommunications value-added services and other related professional investment	46,695	40,845 (Note 7)		Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	7,706	7,706 (Note 7)		Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	9,668	5,850 (Note 7)		Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	116,817	56,820		Equity-method investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	25,285	18,189 (Note 7)		Subsidiary
		InfoExplorer Co., Ltd.	Banqiao City, Taipei	IT solution provider, IT application consultation, system integration and package solution	(24,014)	(11,134 (Note 7	) )	Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	11,856	3,559		Equity-method investee
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	6,107	6,107 (Note 7)		Subsidiary
		Chunghwa International Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	11,702	11,702 (Note 7)		Subsidiary
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	82	25		Equity-method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	11,824	6,360 (Note 7)		Subsidiary
		KingWay Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	(6,900)	(3,694)		Equity-method investee
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	5,978	3,497 (Note 7)		Subsidiary
		So-net Entertainment Taiwan	Taipei	Online service and sale of computer hardware	(11,159)	(3,348)		Equity-method investee
		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	614	614 (Note 7)		Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	—	— (Notes 3 and 7)		Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	—	— (Notes 3 and 7)		Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of March 31, 2010
					March 31, 2010		December 31, 2009		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales.		$206,190		$206,190	15,295	41		$306,391
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment.		—		—	—	100		— (Notes 4 and 7)
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service.		2,000		2,000	200	100		1,995 (Note 7)
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Network communication and engine room hiring	(HK$	1,678 400)	(HK$	1,678 400)	400	100	(HK$	983 240 (Note 7	) )
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	(US$	6,068 200)	(US$	6,068 200)	200	100	(US$	7,769 244 (Note 7	) )
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd	Brunei	Providing advanced business solutions to telecommunications	(US$	22,531 700)	(US$	16,179 500)	700	100	(US$	6,338 199 (Note 7	) )
8	Light Era Development Co., Ltd.	Yao Yong Real Property co., Ltd.	Taipei	Real estate leasing business		2,793,667		—	83,290	100		2,796,463 (Note 7)
9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	(SG$	409,061 18,102)	(SG$	409,061 18,102)	18,102	38	(SG$	408,321 17,972)
14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Tao Yuan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products		91,875		91,875	10,317	54		110,969 (Note 7)
		Chunghwa Investment Holding Co., Ltd.	Burnei	General investment	(US$	34,483 1,043)	(US$	20,000 589)	1,043	100	(US$	25,070 783 (Note 7	) )
		Tatung Technology Inc.	Taipei	The product of SET TOP BOX		50,000		50,000	5,000	28		31,396
		Panda Monium Company Ltd.	Cayman	The production of animation	(US$	20,000 602)	(US$	20,000 602)	602	43		—
		CHIEF Telecom Inc.	Taipei	Telecommunication and internet service		20,000		20,000	2,000	4		21,481 (Note 7)
		Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products		28,040		—	575	0.22		28,684 (Note 7)
18	Concord Technology Co., Ltd	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	(US$	22,531 700)	(US$	16,179 500)	700	100	(US$	6,333 199 (Note 7	) )
22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited.	Hong Kong	Sales of communication business		—		—	—	100		— (Note 5 and 7)
24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	General investment	(US$	14,371 453)		—	3,500	100	(US$	14,340 452 (Note 7	) )
26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	Xiamen	Customer Services and plateform rental activities		—		—	—	49		— (Note 6)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note

1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales.		$38,612			$15,831		Equity-method investee
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment.		—			— (Note 4 and 7)		Subsidiary
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service.		(2)			(2 (Note 7	) )	Subsidiary
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Network communication and engine room hiring	((HK$	(2 1	) ))	((HK$	(2 1 (Note 7	) )) )	Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	(US$	214 7)		(US$	214 7 (Note 7	) )	Subsidiary
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd	Brunei	Providing advanced business solutions to telecommunications	((US$	(738 23	) ))	((US$	(738 23 (Note 7	) )) )	Subsidiary
8	Light Era Development Co., Ltd.	Yao Yong Real Property co., Ltd.	Taipei	Real estate leasing business		4,693			2,796 (Note 7)		Subsidiary
9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	((SG$	(3,245 142	) ))	((SG$	(1,233 54	) ))	Equity-method investee
14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Tao Yuan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products		2,621			1,408 (Note 7)		Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Burnei	General investment	((US$	(72 2	) ))	((US$	(72 2 (Note 7	) )) )	Subsidiary
		Tatung Technology Inc.	Taipei	The product of SET TOP BOX		(20,090)			(4,749)		Equity-method investee
		Panda Monium Company Ltd.	Cayman	The production of animation		—			—		Equity-method investee
		CHIEF Telecom Inc.	Taipei	Telecommunication and internet service		25,273			925 (Note 7)		Equity-method investee
		Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products		292,914			644 (Note 7)		Equity-method investee
18	Concord Technology Co., Ltd	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	((US$	(738 23	) ))	((US$	(738 23 (Note 7	) )) )	Subsidiary
22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited.	Hong Kong	Sales of communication business		—			— (Note 7)		Subsidiary
24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	General investment	((US$	(31 1	) ))	((US$	(31 1 (Note 7	) )) )	Subsidiary
26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	Xiamen	Customer Services and plateform rental activities		—			—		Equity-method investee

(Continued)

Note 1:	The equity in net income (loss) of investees was based on unreviewed financial statements except Senao International Co., Ltd.

Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Note 4:	Senao International (Samoa) Holding Ltd. was established by Senao International Co., Ltd. in 2009. No capital is injected in Senao International (Samoa) yet by March 31, 2010.

Note 5:	Senao International Co., Ltd. established Senao International HK Limited by the subsidiary, Senao International (Samoa) Holding Ltd., in 2009. No capital is injected in Senao International HK Limited yet by March 31, 2010.

Note 6:	Chunghwa Investment Holding Co., Ltd. invested Xiamen Sertec Business Technology Co., Ltd. by the subsidiary, CHI One Investment Co., Limited, and Xiamen Information Investment Co., Ltd. as joint venture in Xiamen in 2010. No capital is injected in Xiamen Sertec Business Technology Co., Ltd. by March 31, 2010.

Note 7:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

FOR THE THREE MONTHS ENDED MARCH 31, 2010

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2010		Investment Flows			Accumulated Outflow of Investment from Taiwan as of March 31, 2010		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2 and 4)			Carrying Value as of March 31, 2010 (Note 4)		Accumulated Inward Remittance of Earnings as of March 31, 2010
							Outflow		Inflow

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ (US$	22,531 700)	Note 1	$ (US$	16,179 500)	$ (US$	6,352 200)	$—	$ (US$	22,531 700)	100%	$ ((US$	(738 23	) ))	$ (US$	6,333 199)	$—

Accumulated Investment in Mainland China as of March 31, 2010		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA

$ (US$	22,531 700)	$ (US$	48,169 1,500)	$381,148 (Note 3)

Note 1:	Chunghwa System Integration Co., Ltd. indirectly owns this investee through an investment company registered in a third region.

Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s unreviewed financial statements.

Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Note 4:	The amount was eliminated upon consolidation.

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

THREE MONTHS ENDED MARCH 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2010	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$307,263	—	—
					Accounts payable	1,255,733	—	2
					Amounts collected in trust for others	240,025	—	—
					Revenues	351,161	—	1
					Non-operating income and gains	3	—	—
					Operating costs and expenses	1,133,354	—	3
					Office supplies	250	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	23,265	—	—
					Accounts payable	40,681	—	—
					Amounts collected in trust for others	798	—	—
					Revenues	60,571	—	—
					Operating costs and expenses	72,638	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	8,339	—	—
					Accounts payable	206,314	—	—
					Payable to contractors	1,985	—	—
					Revenues	12,509	—	—
					Non-operating income and gains	17	—	—
					Operating costs and expenses	155,325	—	—
					Office supplies	14,728	—	—
					Property, plant and equipment	71,116	—	—
					Spare parts	7,120	—	—
					Other deferred expenses	986	—	—
			Chunghwa Telecom Global, Inc.	a	Accounts receivable	12,199	—	—
					Accounts payable	63,278	—	—
					Revenues	12,208	—	—
					Operating costs and expenses	28,450	—	—
					Property, plant and equipment	16,470	—	—
			Spring House Entertainment Inc.	a	Accounts receivable	5,601	—	—
					Accounts payable	14,681	—	—
					Revenues	695	—	—
					Operating costs and expenses	15,039	—	—
			Unigate Telecom Inc.	a	Revenues	172	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

		Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	$20,863	—	—
				Accounts payable	19,495	—	—
				Amounts collected in trust for others	3,951	—	—
				Revenues	3,954	—	—
				Non-operating income and gains	21	—	—
				Operating costs and expenses	7,201	—	—
		Donghwa Telecom Co., Ltd.	a	Accounts receivable	8,896	—	—
				Accounts payable	38,325	—	—
				Revenues	21,416	—	—
				Operating costs and expenses	35,679	—	—
				Property, plant and equipment	7,379	—	—
		Light Era Development Co., Ltd.	a	Accounts payable	806	—	—
				Revenues	1,100	—	—
				Operating costs and expenses	669	—	—
		InfoExplorer Co., Ltd.	a	Accounts receivable	66	—	—
				Accounts payable	3,887	—	—
				Revenues	190	—	—
				Operating costs and expenses	7,881	—	—
				Work in process	5,134	—	—
		Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	2,806	—	—
				Accounts payable	1,661	—	—
				Revenues	5,069	—	—
				Operating costs and expenses	4,773	—	—
		Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	1,127	—	—
				Accounts payable	1,051	—	—
				Revenues	3,312	—	—
				Operating costs and expenses	4,407	—	—
		Chunghwa Precision Test Tech. Co., Ltd.	a	Accounts receivable	1,142	—	—
				Accounts payable	474	—	—
				Revenues	625	—	—
				Non-operating income and gains	349	—	—
				Operating costs and expenses	1	—	—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	1,240,615	—	—
				Other receivable	255,143	—	—
				Accounts payable	161,343	—	—
				Other payable	145,920	—	—
				Advance from customers	15,551	—	—
				Revenues	1,118,050	—	3
				Non-operating income and gains	3	—	—
				Operating costs and expenses	351,161	—	1
				Non-operating expenses and losses	3	—	—
		Chunghwa System Integration Co., Ltd.	c	Revenues	4	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$40,681	—	—
				Accrued custodial receipts	798	—	—
				Accounts payable	23,265	—	—
				Revenues	72,638	—	—
				Operating costs and expenses	60,571	—	—
		Chunghwa System Integration Co., Ltd.	c	Accounts receivable	17	—	—
				Revenues	62	—	—
		Donghwa Telecom Co., Ltd.	c	Revenues	259	—	—
		Yao Yong Real Property Co., Ltd.	c	Accounts payable	7,257	—	—
				No-operating revenues	24	—	—
				Operating costs and expenses	7,280	—	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	208,299	—	—
				Accounts payable	8,339	—	—
				Revenues	249,275	—	—
				Operating costs and expenses	12,526	—	—
		CHIEF Telecom Inc.	c	Accounts payable	17	—	—
				Operating costs and expenses	62	—	—
		Chunghwa International Yellow Pages Co., Ltd.	c	Accounts receivable	12	—	—
				Revenues	24	—	—
		InfoExplorer Co., Ltd.	c	Accounts receivable	22	—	—
				Advances from customers	320	—	—
				Revenues	341	—	—
		Chunghwa Precision Test Tech. Co., Ltd.	c	Accounts receivable	44	—	—
				Revenues	42	—	—
				Operating costs and expenses	4	—	—
5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	63,278	—	—
				Accounts payable	12,199	—	—
				Revenues	44,920	—	—
				Operating costs and expenses	12,208	—	—
		Chunghwa Precision Test Tech. Co., Ltd.	c	Accounts receivable	116	—	—
			c	Revenues	341	—	—
7	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	14,681	—	—
				Accounts payable	5,601	—	—
				Revenues	15,039	—	—
				Operating costs and expenses	695	—	—
15	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	172	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$19,495	—	—
				Amounts collected in trust for others	3,951	—	—
				Accounts payable	20,863	—	—
				Revenues	7,201	—	—
				Operating costs and expenses	3,975	—	—
		Chunghwa System Integration Co., Ltd.	c	Accounts payable	12	—	—
				Operating costs and expenses	24	—	—
6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	38,325	—	—
				Accounts payable	8,896	—	—
				Advances from customers	7,379	—	—
				Revenues	35,679	—	—
				Operating costs and expenses	21,416	—	—
		CHIEF Telecom Inc.	c	Operating costs and expenses	259	—	—
8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	806	—	—
				Revenues	669	—	—
				Operating costs and expenses	1,100	—	—
11	InfoExplorer Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	3,887	—	—
				Accounts payable	66	—	—
				Revenues	13,015	—	—
				Operating costs and expenses	190	—	—
		Chunghwa System Integration Co., Ltd.	c	Prepaid expenses	320	—	—
				Accounts payable	22	—	—
				Operating expenses	341	—	—
10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	1,661	—	—
				Accounts payable	2,806	—	—
				Revenues	4,773	—	—
				Operating costs and expenses	5,069	—	—
9	Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	1,051	—	—
				Accounts payable	1,127	—	—
				Revenues	4,407	—	—
				Operating costs and expenses	3,312	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$474	—	—
				Accounts payable	1,142	—	—
				Revenues	1	—	—
				Operating costs and expenses	974	—	—
		Chunghwa System Integration Co., Ltd.	c	Accounts payable	44	—	—
				Operating costs and expenses	42	—	—
		Chunghwa Telecom Global, Inc.	c	Accounts payable	116	—	—
				Operating costs and expenses	341	—	—
25	Yao Yong Real Property Co., Ltd.	CHIEF Telecom Inc.	c	Rent receivables	7,257	—	—
				Revenues	7,280	—	—
				Operating expenses	24	—	—

(Continued)

	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

2009	0	Chunghwa Telecom Co., Ltd.	CHIEF Telecom Inc.	a	Accounts receivable	$24,926	—	—
					Accounts payable	46,950	—	—
					Revenues	65,499	—	—
					Operating costs and expenses	77,954	—	—
			Unigate Telecom Inc.	a	Revenues	638	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	26,907	—	—
					Prepaid expenses	9,079	—	—
					Accounts payable	39,542	—	—
					Advances from customers	3,044	—	—
					Payment of receipts under custody	12,943	—	—
					Revenues	4,181	—	—
					Operating costs and expenses	65,011	—	—
			Senao International Co., Ltd.	a	Accounts receivable	166,222	—	—
					Accounts payable	582,554	—	—
					Payment of receipts under custody	234,659	—	—
					Revenues	92,912	—	—
					Other income	4	—	—
					Operating costs and expenses	1,394,146	—	3
					Property, plant and equipment	250	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts payable	121,005	—	—
					Revenues	3,112	—	—
					Other income	235	—	—
					Operating costs and expenses	85,278	—	—
					Spare parts	13,299	—	—
					Work in process	1,512	—	—
					Property, plant and equipment	47,186	—	—
			Chunghwa Telecom Global, Inc.	a	Accounts receivable	14,857	—	—
					Accounts payable	11,347	—	—
					Payment of receipts under custody	4,577	—	—
					Revenues	15,363	—	—
					Operating costs and expenses	12,113	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	48,859	—	—
					Accounts payable	12,451	—	—
					Revenues	23,082	—	—
					Operating costs and expenses	33,729	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
		Spring House Entertainment Inc.	a	Accounts receivable	$13,409	—	—
				Accounts payable	1,708	—	—
				Payment of receipts under custody	3,568	—	—
				Revenues	698	—	—
				Operating costs and expenses	16,876	—	—
		Light Era Development Co., Ltd.	a	Accounts payable	494	—	—
				Revenues	1,086	—	—
				Deferred credit	1,485,916	—	—
				Deferred debit	171,897	—	—
		InfoExplorer Co., Ltd.	a	Revenues	194	—	—
				Operating costs and expenses	100	—	—
		Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	200	—	—
				Revenues	200	—	—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	817,213	—	—
				Accounts payable	166,185	—	—
				Revenues	1,394,357	—	3
				Other income	76	—	—
				Operating costs and expenses	92,912	—	—
				Other expenses	4	—	—
		Chunghwa International Yellow Pages Co., Ltd.	c	Operating costs and expenses	440	—	—
2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	46,950	—	—
				Accounts payable	24,926	—	—
				Revenues	77,954	—	—
				Operating costs and expenses	65,499	—	—
		Unigate Telecom Inc.	c	Accounts payable	1,024	—	—
				Revenues	9	—	—
				Operating costs and expenses	1,301	—	—
		Chief International Corp.	c	Advances from customers	576	—	—
				Accounts payable	7,743	—	—
				Unearned receipts	59	—	—
				Revenues	4,720	—	—
				Operating costs and expenses	17,115	—	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	121,005	—	—
				Revenues	147,275	—	—
				Operating costs and expenses	3,347	—	—
		Spring House Entertainment Inc.	c	Accounts receivable	87	—	—
				Revenues	384	—	—
		Chunghwa International Yellow Pages Co., Ltd.	c	Accounts receivable	52	—	—
				Revenues	1,380	—	—
		Light Era Development Co., Ltd.	c	Revenues	2	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$15,924	—	—
				Accounts payable	14,857	—	—
				Revenues	12,113	—	—
				Operating costs and expenses	15,363	—	—

6	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	5,276	—	—
				Accounts payable	13,409	—	—
				Revenues	16,876	—	—
				Operating costs and expenses	698	—	—

		Chunghwa System Integration Co., Ltd.	c	Accounts payable	87	—	—
				Property, plant and equipment	384	—	—

7	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	638	—	—
		CHIEF Telecom Inc.	c	Accounts receivable	1,024	—	—
				Revenues	1,301	—	—
				Operating costs and expenses	9	—	—

8	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	39,542	—	—
				Accrued custodial receipts	12,943	—	—
				Prepaid expenses	3,044	—	—
				Accounts payable	26,907	—	—
				Unearned receipts	9,079	—	—
				Revenues	65,011	—	—
				Operating costs and expenses	4,181	—	—

		Senao International Co., Ltd.	c	Revenues	440	—	—

		Chunghwa System Integration Co., Ltd.	c	Accounts payable	52	—	—
				Operating costs and expenses	275	—	—
				Property, plant and equipment	1,105	—	—

9	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	12,451	—	—
				Accounts payable	48,859	—	—
				Revenues	33,729	—	—
				Operating costs and expenses	23,082	—	—

10	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	494	—	—
				Operating costs and expenses	1,086	—	—
				Inventories	1,573,954	—	—
				Leased assets	83,859	—	—

		Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	2	—	—

11	Chief International Corp.	CHIEF Telecom Inc.	c	Accounts receivable	7,743	—	—
				Prepaid expenses	59	—	—
				Unearned receipts	576	—	—
				Revenues	17,115	—	—
				Operating cost and expenses	4,720	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
12	InfoExplorer Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Revenues	$100	—	—
				Operating costs and expenses	194	—	—
13	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts payable	200	—	—
				Operating costs and expenses	200	—	—

Note1:	Significant transactions between the Company and its subsidiaries or amount subsidiaries are numbered as follows:

a. “0” for the Company. b. Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a. The Company to subsidiaries. b. Subsidiaries to the Company. c. Subsidiaries to subsidiaries.

Note 3:	Except part transaction prices of SENAO, CHIEF, CIYP, LED and IFE were determined in accordance with mutual agreements, the foregoing transactions with related parties were conducted under normal commercial terms.

Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of March 31, 2010, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the three months ended March 31,2010.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 10

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

SEGMENT INFORMATION

THREE MONTHS ENDED MARCH 31, 2010 AND 2009

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total

Three months ended March 31, 2010

Revenues from external customers	$17,200,405	$22,221,672	$5,870,940	$3,971,628	$350,772	$—	$49,615,417

Intersegment revenues (Note 2)	$3,421,654	$512,090	$236,181	$381,214	$182,491	$(4,733,630)	$—

Segment income before tax	$4,733,318	$7,566,537	$2,507,974	$794,670	$(360,777)	$—	$15,241,722

Total assets	$230,603,301	$62,944,695	$16,981,753	$20,866,805	$118,277,182	$—	$449,673,736

Three months ended March 31, 2009

Revenues from external customers	$17,700,375	$21,772,231	$5,755,361	$3,633,293	$259,155	$—	$49,120,415

Intersegment revenues (Note 2)	$3,351,515	$479,202	$191,527	$362,655	$145,416	$(4,530,315)	$—

Segment income before tax	$4,324,885	$7,677,501	$2,238,013	$493,642	$(413,122)	$—	$14,320,919

Total assets	$242,469,953	$67,288,698	$17,071,840	$18,505,455	$106,308,216	$—	$451,644,162

Note 1:	The Company organizes its reporting segments based on types of organizational business. The five reporting segments are segregated as below: domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

•	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

•	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

•	Internet business - the provision of HiNet services and related services;

•	International fixed communications business - the provision of international long distance telephone services and related services;

•	Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:	Represents intersegment revenues from goods and services.

Note 3:	Beginning from September 1, 2009, the Company redefined its financial reporting operating segments into five operating segments: (a) domestic fixed communications business, (b) mobile communications business, (c) internet business, (d) international fixed communications business and (e) others. Prior to September 1, 2009, Chunghwa Telecom had seven operating segments:(a)local operations,(b)domestic long distance operations, (c) international long distance operations, (d) cellular service operations,(e)internet and data operations, (f) cellular phone sales and (g)all others. The redefinition of the company’s operating segments is expected to facilitate the management’s ability to assess the performance of each operating segment by conforming the company’s operating segments to the international trends of other telecommunications companies in general. The Company also early adopted the Statement of Financial accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009. For the comparative purpose, the segments information for the three months ended March 31, 2009 was presented in accordance with SFAS No. 41.

Exhibit 99.4

Chunghwa Telecom Co., Ltd. and Subsidiaries

GAAP Reconciliations of

Consolidated Financial Statements for the

Three Months Ended March 31, 2009 and 2010

1.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING POLICIES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (UNAUDITED) (AMOUNTS IN MILLIONS OF NEW TAIWAN DOLLARS, UNLESS STATED OTHERWISE)

The following is a reconciliation of consolidated net income and stockholders’ equity under ROC GAAP as reported in the unaudited consolidated financial statements to unaudited consolidated net income and stockholders’ equity determined under US GAAP. For the descriptions of principal differences between ROC GAAP and US GAAP, please refer to Form 20-F filed with the Securities and Exchange Commission of the United States (the “SEC”) on April 20, 2010 (File No. 001-31731).

1)	Net Income Reconciliation

	Three Months Ended March 31
	2009	2010
	NT$	NT$

Consolidated net income based on ROC GAAP	$10,987	$12,272
Adjustment:
a. Property, plant and equipment
1. Adjustments of gains and losses on disposal of property, plant and equipment	1	—
2. Adjustments for depreciation expenses	53	31
b. 10% tax on unappropriated earnings	(998)	(1,114)
d. Revenues recognized from deferred income of prepaid phone cards	195	18
e. Revenues recognized from deferred one-time connection fees	398	315
f. Share-based compensation	(5)	(1)
g. Defined benefit pension plan	—	—
i. Income tax effect of US GAAP adjustments	(191)	(93)
j. Noncontrolling interests of acquired subsidiary	(3)	1
Other minor GAAP differences not listed above	(12)	(9)

Net adjustment	(562)	(852)

Consolidated net income based on US GAAP	$10,425	$11,420

Attributable to
Stockholders of the parent	$10,251	$11,228
Noncontrolling interests	174	192

	$10,425	$11,420

Basic earnings per common share	$1.06	$1.16

Diluted earnings per common share	$1.06	$1.15

(Continued)

	Three Months Ended March 31
	2009	2010
	NT$	NT$

Weighted-average number of common shares outstanding (in 1,000 shares)
Basic	9,661,309	9,696,808

Diluted	9,679,525	9,731,188

Net income per pro forma equivalent ADSs
Basic	$10.61	$11.58

Diluted	$10.59	$11.54

Weighted-average number of pro forma equivalent ADSs (in 1,000 shares)
Basic	966,131	969,681

Diluted	967,953	973,119

(Concluded)

2)	Stockholders’ Equity Reconciliation

			March 31
			2009	2010
			NT$	NT$

Total stockholders’ equity based on ROC GAAP			$391,099	$391,081
Adjustment:
a.	Property, plant and equipment
	1.	Capital surplus reduction	(60,168)	(60,168)
	2.	Adjustment on depreciation expenses, and disposal gains and losses	4,013	4,172
	3.	Adjustments of revaluation of land	(5,813)	(5,803)
b.	10% tax on unappropriated earnings		(5,145)	(5,151)
d.	Deferred income of prepaid phone cards
	1.	Capital surplus reduction	(2,798)	(2,798)
	2.	Adjustment on deferred income recognition	2,120	2,558
e.	Revenues recognized from deferred one-time connection fees
	1.	Capital surplus reduction	(18,487)	(18,487)
	2.	Adjustment on deferred income recognition	13,554	14,897
f.	Share-based compensation
	1.	Adjustment on capital surplus	15,688	15,701
	2.	Adjustment on retained earnings	(15,688)	(15,701)
g.	1.	Accrual for accumulative other comprehensive income under pension guidance	22	(2)
	2.	Accrual for pension cost	(29)	(26)
h.	Adjustment for pension plan upon privatization
	1.	Adjustment on capital surplus	1,782	1,782
	2.	Adjustment on retained earnings	(9,665)	(9,665)

(Continued)

	March 31
	2009	2010
	NT$	NT$

i. Income tax effect of US GAAP adjustments	$6,028	$5,145
j. Noncontrolling interests of acquired
Subsidiary	56	29
Other GAAP differences not listed above	181	173

Net adjustment	(74,349)	(73,344)

Total equity based on US GAAP	$316,750	$317,737

Attributable to
Stockholders of the parent	$313,216	$313,895
Noncontrolling interests	3,534	3,842

	$316,750	$317,737

(Concluded)

3)	Cash Flows Differences

The Company applies ROC SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in U.S. standards. The principal differences between the two standards relate to classification. Cash flows from investing activities for changes in other assets, and cash flows from financing activities for changes in customers’ deposits and other liabilities are reclassified to operating activities under U.S. standards.

Note 1:	There are significant differences in the classification of items on the statements of income under ROC GAAP and US GAAP. These include:

(1)	Incentives paid to third party dealers for inducing business:

•	Under ROC GAAP: Such account is included in operating expenses.

•	Under US GAAP: Such account is included in cost of revenues.

(2)	Gains (losses) on disposal of property, plant and equipment and other assets:

•	Under ROC GAAP: Such account is included in non-operating income (expenses).

•	Under US GAAP: Such account is included in cost of revenues.

2.	RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In September 2009, the FASB issued new guidance relating to revenue arrangements with multiple deliverables which established the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue-generating activities. Specifically, the update addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The update is effective for fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the impact of the adoption of the update.